                                  SCHEDULE 14A
                                 (RULE 14a-101)

                            SCHEDULE 14A INFORMATION

           PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:
[X]  Preliminary Proxy Statement
[ ] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Under Rule 14a-12

                             VITAMINSHOPPE.COM, INC.
       ------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                                 Not applicable
       ------------------------------------------------------------------
          (Name of Person(s) Filing Proxy Statement, if Other Than the
                                   Registrant)

Payment of filing fee (check the appropriate box):
[ ]  No fee required
[X]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)  Title of each class of securities to which transaction applies:
     VitaminShoppe.com, Inc. Class A common stock, par value $0.01 per share ("Class A common stock")
(2) Aggregate number of securities to which transaction applies: 7,277,574 outstanding shares of Class A common stock (*)
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): $1.00, the proposed per share cash payment to be made to holders of the Class A common stock as a result of the transactions described in the proxy statement
(4)  Proposed maximum aggregate value of transaction: $7,277,574.00
(5)  Total fee paid: $1,455.51
[X]  Fee paid previously with preliminary materials
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
(1)  Amount previously paid:
(2)  Form, schedule or registration statement No.:
(3)  Filing party:
(4)  Date filed:

         (*) There are options and a warrant outstanding to purchase shares of Class A common stock. The exercise price of each option and warrant are in excess of $1.00 per share, the proposed per share cash payment to be made to holders of Class A common stock, and, therefore, are not allocated any value for purposes of calculating the filing fee.

                            [VITAMINSHOPPE.COM LOGO]

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON ________, 2001

To the Holders of Class A Common Stock of VitaminShoppe.com, Inc.:

We will hold a special meeting of stockholders of VitaminShoppe.com, Inc., a Delaware corporation, on ____________, 2001, at ____ a.m., local time, at the offices of Kaye Scholer LLP, 425 Park Avenue, __ Floor, New York, New York 10022. At this special meeting, we will ask you to consider and vote upon the following proposals as further described in the accompanying proxy statement:

         1. Approval and adoption of the Agreement and Plan of Merger dated as of January 12, 2001 by and between VitaminShoppe.com, Inc. and Vitamin Shoppe Industries Inc., and the transactions contemplated by the agreement of merger, including the merger of VitaminShoppe.com, Inc. with and into Vitamin Shoppe Industries Inc.

         2. Transaction of such other business as may properly come before the meeting or any adjournment thereof.

VitaminShoppe.com, Inc.'s board of directors has fixed March 1, 2001 as the record date for the special meeting. Only stockholders of record at the close of business on March 1, 2001 are entitled to notice of, and to vote at, the special meeting or any adjournment thereof. A list of stockholders of record as of March 1, 2001 will be available for inspection at VitaminShoppe.com, Inc.'s offices at 4700 Westside Avenue, North Bergen, New Jersey 07047, at least ten days prior to the meeting.

Vitamin Shoppe Industries Inc. is currently the majority stockholder of VitaminShoppe.com, Inc. Following the proposed merger of VitaminShoppe.com, Inc. with and into Vitamin Shoppe Industries Inc., VitaminShoppe.com, Inc. will cease to exist. As a result of the merger, each share of Class A common stock of VitaminShoppe.com, Inc. (except shares held by holders who properly perfect their dissenters' rights) will be canceled and converted into the right to receive $1.00 in cash. The accompanying proxy statement contains detailed information about the merger and the actions to be taken in connection with the merger. The terms of the merger are more fully described in the agreement of merger which is attached as Annex A to the accompanying proxy statement.

Stockholders who properly demand appraisal prior to the stockholder vote at the special meeting, who do not vote in favor of adoption of the agreement of merger and who otherwise comply with the provisions of Section 262 of the General Corporation Law of the State of Delaware (the "DGCL") will be entitled, if the merger is completed, to statutory appraisal of the fair value of their shares of Class A common stock. See the section entitled "Dissenters' Rights" in the accompanying proxy statement and the full text of Section 262 of the DGCL, which is attached as Appendix D to the accompanying proxy statement, for a description of the procedures that you must follow in order to exercise your appraisal rights.

Your board of directors, after careful consideration and receipt of the unanimous recommendation of a special committee of independent directors, has determined that the agreement of merger and the transactions contemplated by the agreement, including the merger, are fair to, advisable, and in the best interests of the holders of shares of Class A common stock of VitaminShoppe.com, Inc. Your board of directors has approved and recommends that you vote "FOR" the adoption of the agreement of merger and the transactions contemplated by the agreement, including the merger.

                                             By Order of the Board of Directors,


                                 ANN M. SARDINI
                                    Secretary

New York, New York
__________, 2001

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE IS REQUIRED IF THE PROXY IS MAILED IN THE UNITED STATES.

If a properly executed proxy card is submitted and no instructions are given, the shares of Class A common stock represented by that proxy will be voted "FOR" adoption of the agreement of merger.

Please do not send your stock certificates to VitaminShoppe.com, Inc. at this time.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, passed upon the merits or fairness of the merger, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This proxy statement dated ___________, 2001 and the accompanying proxy card are first being mailed to stockholders on or about __________, 2001.

                             VITAMINSHOPPE.COM, INC.
                              4700 WESTSIDE AVENUE
                         NORTH BERGEN, NEW JERSEY 07047

-------------------------------------------------------------------------------

                               PROXY STATEMENT FOR
                         SPECIAL MEETING OF STOCKHOLDERS

-------------------------------------------------------------------------------


    Proxy statement first sent to stockholders on or about         , 2001.

                                TABLE OF CONTENTS
                                                                                                               PAGE
PART I - THIS PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING....................................................i

SUMMARY ..........................................................................................................1
      Date, Time and Place of the Special Meeting.................................................................1
      Purpose of the Special Meeting..............................................................................1
      The Parties.................................................................................................1
      Going Private Transaction...................................................................................3
      Special Committee's Recommendation to Stockholders..........................................................3
      Board of Directors' Recommendation to Stockholders..........................................................3
      VitaminShoppe.com's Purpose and Reasons for the Merger......................................................4
      Purpose and Reasons of The Vitamin Shoppe Group for the Merger .............................................4
      Position of The Vitamin Shoppe Group as to Fairness of the Merger...........................................5
      Opinion of Financial Advisor................................................................................6
      What Class A Stockholders Will Receive......................................................................6
      How Will Options and Warrants Be Treated....................................................................7
      Stockholder Vote Required to Approve the Merger.............................................................7
      Stock Ownership of Management, Directors and Other Affiliates...............................................7
      Tax Consequences............................................................................................7
      Conditions to the Merger....................................................................................8
      Dissenters' Rights..........................................................................................8

VITAMINSHOPPE.COM, INC. SPECIAL MEETING...........................................................................9
      Where and when special meeting will be held.................................................................9
      What will be voted upon.....................................................................................9
      Only VitaminShoppe.com holders of record are entitled to vote...............................................9
      Quorum......................................................................................................9
      Vote required to adopt the VitaminShoppe.com agreement of merger............................................9
      Voting your shares by proxy................................................................................10
      Revoking your proxy........................................................................................10
      Voting shares held in "Street Name" by proxy...............................................................10
      Voting in person...........................................................................................11
      Dissenting holders.........................................................................................11
      Costs of soliciting these proxies..........................................................................11
      Exchanging stock certificates..............................................................................11
      Effective Time.............................................................................................11

SPECIAL FACTORS..................................................................................................12
      OPINION OF SPECIAL COMMITTEE'S FINANCIAL ADVISOR...........................................................30
      CERTAIN FORWARD-LOOKING INFORMATION........................................................................34


                                       i

      THE VITAMIN SHOPPE GROUP'S PURPOSE AND REASONS FOR THE MERGER..............................................38
      POSITION OF THE VITAMIN SHOPPE GROUP AS TO FAIRNESS OF THE MERGER..........................................40
      IDENTITY AND BACKGROUND OF THE VITAMIN SHOPPE GROUP........................................................43
      AMOUNT AND SOURCE OF FUNDS AND FINANCING OF THE MERGER.....................................................46
      CERTAIN EFFECTS OF THE MERGER..............................................................................46
      PLANS FOR VITAMINSHOPPE.COM AFTER THE MERGER...............................................................47
      CONDUCT OF THE BUSINESS OF VITAMINSHOPPE.COM IF THE MERGER IS NOT COMPLETED................................48
      MATERIAL FEDERAL INCOME TAX CONSEQUENCES...................................................................48
      REGULATORY MATTERS.........................................................................................49

INTERESTS OF CERTAIN PERSONS IN THE MERGER.......................................................................50

THE AGREEMENT OF MERGER..........................................................................................53
      MERGER CONSIDERATION.......................................................................................53
      OPTION AWARDS AND WARRANTS.................................................................................54
      THE SURVIVING CORPORATION..................................................................................54
      REPRESENTATIONS AND WARRANTIES.............................................................................54
      PRINCIPAL COVENANTS........................................................................................55
      PRINCIPAL CONDITIONS TO THE COMPLETION OF THE AGREEMENT OF MERGER..........................................58
      TERMINATION................................................................................................59
      ACCOUNTING TREATMENT.......................................................................................60
      STOCKHOLDER LITIGATION.....................................................................................60
      BUSINESS...................................................................................................61
      Web Site...................................................................................................62
      Merchandising Strategy.....................................................................................63
      Advertising and Marketing..................................................................................64
      Relationship with The Vitamin Shoppe.......................................................................64
      Management Information Systems.............................................................................65
      Order Processing and Fulfillment...........................................................................66
      Competition................................................................................................66
      Government Regulation......................................................................................67
      Intellectual Property......................................................................................69
      Government Regulation of Internet..........................................................................70
      Intercompany Agreements....................................................................................70
      Employees..................................................................................................70
      Legal Proceedings..........................................................................................70

SELECTED HISTORICAL FINANCIAL DATA...............................................................................72
      FORWARD-LOOKING STATEMENTS.................................................................................73

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................73


                                       ii

INFORMATION ABOUT CLASS A COMMON STOCK OWNERSHIP.................................................................85
      Which Stockholders Own at Least 5% of Our Class A Common Stock?............................................85
      How Much Class A Common Stock Do Directors and Officers Own?...............................................89
      STOCK OPTIONS..............................................................................................91
      SEVERANCE AGREEMENTS.......................................................................................91
      OTHER EMPLOYEE BENEFITS....................................................................................92
      INDEMNIFICATION AND INSURANCE..............................................................................92

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION......................................................93
      Who Are Our Directors?.....................................................................................94
      Stockholder Agreement; J.H. Whitney Representative on Board of Directors...................................95

INFORMATION ABOUT EXECUTIVE OFFICERS.............................................................................96
      Who Are Our Officers?......................................................................................96

DISSENTERS' RIGHTS...............................................................................................96

BUSINESS COMBINATIONS WITH INTERESTED PARTIES...................................................................100
      STATE ANTI-TAKEOVER LAWS..................................................................................100

INDEPENDENT ACCOUNTANTS.........................................................................................101

EXPENSES .......................................................................................................101

WHERE YOU CAN FIND MORE INFORMATION.............................................................................102

INFORMATION ABOUT STOCKHOLDER PROPOSALS.........................................................................103

PART II - PROXY CARD

ANNEX A--Agreement of Merger
ANNEX B--Opinion of Houlihan Lokey to Special Committee
ANNEX C--Opinion of Houlihan Lokey to Board of Directors
ANNEX D--Section 262 of the Delaware General Corporation Law

                             VITAMINSHOPPE.COM, INC.
                              4700 WESTSIDE AVENUE
                         NORTH BERGEN, NEW JERSEY 07047

-------------------------------------------------------------------------------

                               PROXY STATEMENT FOR
                         SPECIAL MEETING OF STOCKHOLDERS

-------------------------------------------------------------------------------

         QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING



Q: WHAT AM I BEING ASKED TO VOTE UPON?

A: You are being asked to vote to approve and adopt the agreement of merger and the transactions contemplated by such agreement, including the merger of VitaminShoppe.com, Inc. ("VitaminShoppe.com") with and into Vitamin Shoppe Industries Inc. ("The Vitamin Shoppe").

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: Upon consummation of the merger, each share of VitaminShoppe.com Class A common stock you own will be converted into the right to receive $1.00 in cash, without interest.

Q: HOW MANY VOTES DO I HAVE?

A: You have one vote for each share of Class A common stock that you owned at the close of business on March 1, 2001. Our Class B common stock entitles its sole recordholder, The Vitamin Shoppe, to six votes per share of Class B common stock that it owns.

Q: WHAT VOTE IS REQUIRED TO APPROVE THE MERGER?

A: For the merger to occur, the agreement of merger must be approved and adopted by a majority of the outstanding shares entitled to vote on the merger (including the Class B common stock), voting together as a single class. As the owner of all of the Class B common stock, The Vitamin Shoppe possesses 91.5% of the voting power represented by our capital stock. The Vitamin Shoppe is required to vote in favor of approval of the agreement of merger and the transactions contemplated by such agreement, and therefore, you should expect that they will be approved at the special meeting without the vote of any other stockholder.

Q: WHY IS THE BOARD OF DIRECTORS RECOMMENDING THE MERGER?

A: A special committee of independent directors of our board of directors evaluated the fairness and advisability of the agreement of merger and transactions contemplated by the agreement, including the merger. They unanimously recommended that your board of directors approve the agreement of merger and the transactions contemplated by such agreement, including the merger. The board of directors also considered our cash position and other alternatives to the merger previously pursued by us. A more complete description of the reasons for the merger can be found beginning on page __.

Q: WHY WAS THE SPECIAL COMMITTEE FORMED?

A: Because five of the eight members of the board of directors are also directors or officers of The Vitamin Shoppe, your board of directors formed the special committee of independent directors to protect your interests in evaluating and negotiating the agreement of merger. The members of the special committee are Barbara S. Feigin, Woodson C. Merrell, M.D. and Paul R. Vigano. These directors are not employees of VitaminShoppe.com or employees or directors of The Vitamin Shoppe. The special committee independently selected and retained legal and financial advisors to assist it. You can find further details about the special committee beginning on page __.

Q: WHAT WAS THE OPINION OF THE FINANCIAL ADVISOR?

A: Each of the special committee and the board of directors considered the opinion of the special committee's financial advisor, Houlihan Lokey Howard and Zukin Capital. Houlihan Lokey presented a written opinion to the effect that the merger consideration is fair, from a financial point of view, to the holders of our Class A common stock.

Q: DOES THE VITAMIN SHOPPE HAVE THE FINANCIAL RESOURCES TO PAY FOR VITAMINSHOPPE.COM CLASS A COMMON STOCK?

A: The aggregate consideration payable in the merger is approximately $7.3 million, and the aggregate amount of transaction expenses payable by The Vitamin Shoppe if the merger is completed is approximately $1.1 million. The Vitamin Shoppe has received commitments from its majority stockholder to provide up to $10,000,000 to fund the consideration to be paid to the holders of Class A common stock in the merger and pay expenses related to the transaction.

Q: HOW DO I VOTE?

A: You may choose one of the following ways to cast your vote:

o by completing the accompanying proxy card and returning it in the enclosed envelope; or

o    by appearing and voting in person at the special meeting.

If your shares are held in "street name," which means that your shares are held in the name of a bank, broker or other financial institution instead of in your own name, you must either direct the financial institution as to how to vote your shares or obtain a proxy from the financial institution to vote at the special meeting.

Q: MAY I CHANGE MY VOTE?

A: Yes. You may change your vote by following any of these procedures. For a stockholder "of record," meaning one whose shares are registered in his or her name, to revoke a proxy:

o send another signed proxy card with a later date to the address indicated on the proxy card; or

o send a letter revoking your proxy to our clerk at the address indicated under "Information About Stockholder Proposals;" or

o attend the special meeting, notify us in writing that you are revoking your proxy and vote in person.

A "beneficial holder" whose shares are registered in another name (for example in "street name") must follow the procedures required by the holder of record, which is usually a brokerage firm or bank, to revoke a proxy. You should contact the holder of record directly for more information on these procedures.

Q: HOW DO I VOTE IN PERSON?

A: If you plan to attend the special meeting and wish to vote in person, we will give you a ballot when you arrive. If your shares are held in "street name," you must bring an account statement or letter from the brokerage firm or bank showing that you were the beneficial owner of the shares on March 1, 2001 in order to be admitted to the meeting. If you want to vote shares that are not in your name at the special meeting, you must obtain a "legal proxy" from the holder of record and present it at the special meeting.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, you will receive written instructions for exchanging your VitaminShoppe.com stock certificates for cash.

Q: WHOM SHOULD I CALL IF I HAVE ANY QUESTIONS?

A: If you have any questions about the special meeting or your ownership of our common stock, please contact our Investor Relations representative by telephone at (888) 634-8555.

If you have any questions about the merger and the related transactions, please write to:

         Investor Relations
         VitaminShoppe.com, Inc.
         4700 Westside Avenue
         North Bergen, New Jersey  07047

                                     SUMMARY

This summary highlights selected information from this proxy statement. This summary may not contain all of the information that is important to you. To understand the merger fully and to obtain a more complete description of the legal terms of the agreement of merger and the transactions contemplated by it, you should carefully read this entire document, including the Annexes and the documents to which we refer you. See "Where You Can Find More Information" for more details.

DATE, TIME AND PLACE OF THE SPECIAL MEETING

The special meeting of stockholders of VitaminShoppe.com will be held on , 2001, at ____ a.m., local time, at Kaye Scholer LLP, 425 Park Avenue, __ Floor, New York, New York 10022.

PURPOSE OF THE SPECIAL MEETING

At the special meeting, the stockholders of VitaminShoppe.com will consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 12, 2001, which is attached to this proxy as Appendix A, and the transactions contemplated by the agreement of merger, including the merger of VitaminShoppe.com with and into The Vitamin Shoppe.

THE PARTIES

VitaminShoppe.com, Inc.

Principal Executive Offices:
VitaminShoppe.com, Inc.
4700 Westside Avenue
North Bergen, New Jersey 07047
Telephone: (888) 634-8555

VitaminShoppe.com, Inc., a Delaware corporation, is a leader in the online sale of products related to healthy living. VitaminShoppe.com focuses on providing its knowledgeable customers with superior selection on more than 18,000 products and 400 national brands, excellent customer service, competitive pricing and prompt delivery. In addition to its extensive selection of vitamins, supplements, nutritional products, personal care, homeopathy and fitness products, VitaminShoppe.com delivers unbiased information that helps its customers make better purchase decisions.

Vitamin Shoppe Industries Inc.

Principal Executive Offices:
Vitamin Shoppe Industries Inc.
4700 Westside Avenue
North Bergen, New Jersey  07047
Telephone: (201) 866-7711

Vitamin Shoppe Industries Inc., a New York corporation (which is referred to in this proxy statement as The Vitamin Shoppe), is a retailer and direct marketer of vitamins, minerals, nutritional supplements, herbs, sports nutrition formulas, homeopathic remedies and other health-related products and has conducted business as The Vitamin Shoppe since it was established in 1977. The Vitamin Shoppe markets its products in retail stores within the Northeast, several Mid-Atlantic states and Florida and through a monthly catalog. Certain of our officers and directors, including Jeffrey J. Horowitz, our President and Chief Executive Officer and a member of our board of directors, presently hold, or have in the past held, positions with The Vitamin Shoppe or its affiliates. The Vitamin Shoppe currently owns all of our shares of Class B common stock, which represents approximately 64.3% of our outstanding common stock and 91.5% of the voting power. Each share of Class B common stock entitles the holder to six votes for each share, as compared to the Class A common stock which entitles the holder to one vote for each share.

Other Filing Persons

VS Investors LLC
Business Address:
299 Park Avenue, 16th Floor
New York, New York 10171
Telephone: (212) 940-6864

VS Investors LLC, a Delaware limited liability company, owns 70% of the capital stock of The Vitamin Shoppe. FdG Associates Acquisition L.P. is the managing member of VS Investors LLC. FdG Acquisition Corp. is the general partner of FdG Associates Acquisition L.P. VS Investors LLC was formed for the purpose of purchasing and holding the capital stock of The Vitamin Shoppe.

FdG Associates Acquisition L.P.
Business Address:
299 Park Avenue, 16th Floor
New York, New York 10171
Telephone: (212) 940-6864

FdG Associates Acquisition L.P., a Delaware limited partnership, is the managing member of VS Investors LLC. The general partner of FdG Associates Acquisition L.P. is FdG Acquisition Corp. FdG Associates Acquisition L.P. was formed for the purpose of holding a Class C Membership Interest in VS Investors LLC.

FdG Acquisition Corp.
Business Address:
299 Park Avenue, 16th Floor
New York, New York 10171
Telephone: (212) 940-6864

FdG Acquisition Corp., a Delaware corporation, is the general partner of FdG Associates Acquisition L.P. Charles de Gunzburg and M. Anthony Fisher each own 50% of the voting stock of FdG Acquisition Corp. The board of directors of FdG Acquisition Corp. consists solely of Mr. de Gunzburg and Mr. Fisher. Each of Mr. de Gunzburg and Mr. Fisher also serve as an executive officer of FdG Acquisition Corp.

Jeffrey J. Horowitz
Business Address:
4700 Westside Avenue
North Bergen, New Jersey  07047
Telephone: (888) 634-8555

Jeffrey J. Horowitz is a director of VitaminShoppe.com as well as the President and Chief Executive Officer of VitaminShoppe.com and the chairman and a member of the board of directors of The Vitamin Shoppe. Mr. Horowitz founded The Vitamin Shoppe in 1977. Additional information on Mr. Horowitz may be found in the section entitled "Identity and Background of The Vitamin Shoppe and Mr. Horowitz."

The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Jeffrey J. Horowitz are collectively referred to in this proxy statement as The Vitamin Shoppe Group.

The Agreement of Merger

We have attached a copy of the agreement of merger as Annex A to this proxy statement. We encourage you to read the agreement of merger carefully because it is the legal document that governs the merger. Under the agreement of merger, VitaminShoppe.com will merge with and into The Vitamin Shoppe. If the merger is completed, each share of VitaminShoppe.com Class A common stock outstanding, other than shares held by stockholders who are entitled to and have dissenters' rights, will be canceled and converted into the right to receive $1.00 in cash. Stock options of VitaminShoppe.com will be accelerated and may be exercised for shares of Class A common stock immediately prior to the closing of the merger. Any options that are not exercised will be canceled at the time of the merger.

GOING PRIVATE TRANSACTION (SEE PAGE __)

The merger constitutes a "going private" transaction for VitaminShoppe.com under the Federal securities laws. Following the merger, (i) our separate corporate existence will cease and The Vitamin Shoppe will be the surviving corporation,
(ii) VitaminShoppe.com's Class A common stock no longer will be publicly traded or quoted on the Nasdaq National Market, and (iii) VitaminShoppe.com no longer will be required to file periodic and other reports with the United States Securities and Exchange Commission and will formally terminate its reporting obligations under the Securities Exchange Act of 1934. As a result of the merger, the holders of our Class A common stock will be entitled to receive the cash merger price and will no longer have any interest in VitaminShoppe.com, including its future earnings or growth.

SPECIAL COMMITTEE'S RECOMMENDATION TO STOCKHOLDERS (SEE PAGE    )

The special committee of VitaminShoppe.com's board of directors believes that the terms of the agreement of merger and the transactions contemplated by the agreement, including the merger, are fair to, advisable, and in the best interests of the holders of Class A common stock. The special committee unanimously recommended that the board of directors approve the agreement of merger. See page for more information.

BOARD OF DIRECTORS' RECOMMENDATION TO STOCKHOLDERS (SEE PAGE )

VitaminShoppe.com's board of directors believes that the terms of the agreement of merger and the transactions contemplated by the agreement, including the merger, are fair to, advisable, and in the best interests of the holders of Class A common stock. The board of directors recommends that you vote "FOR" the approval of the agreement of merger and the merger.

A number of members of the board of directors have interests in the merger that are different from the interests of VitaminShoppe.com stockholders generally. Jeffrey Horowitz, our President and Chief Executive Officer and a member of our board of directors, is also the chairman of The Vitamin Shoppe and a member of the board of directors of The Vitamin Shoppe; he and members of his family own approximately 30% of the outstanding equity of The Vitamin Shoppe, which will be the surviving company in the merger, and will continue to hold their equity interests in The Vitamin Shoppe after consummation of the merger. Messrs. Fisher, Gellman and Murray, members of our board of directors, also serve on the board of directors of The Vitamin Shoppe. In addition, Messrs. Fisher, Gellman and Murray are employed by entities which hold equity interests in The Vitamin Shoppe and will continue to hold the same interests in The Vitamin Shoppe after consummation of the merger. Mr. Fisher indirectly owns non-controlling equity interests in VS Investors LLC, which owns 70% of the capital stock of The Vitamin Shoppe. The Vitamin Shoppe owns 13,081,500 shares of Class B common stock of VitaminShoppe.com or approximately 64.3% of VitaminShoppe.com's outstanding common stock and approximately 91.5% of the voting power of VitaminShoppe.com's outstanding common stock. Mr. Fisher also directly or indirectly beneficially owns 576,749 shares of Class A common stock of VitaminShoppe.com and holds options to acquire 38,475 shares of Class A common stock at an exercise price greater than $1.00 per share. See the table under "Which Stockholders Own at Least 5% of the Class A common stock?" and footnotes 1 and 2 to that table for more detailed information regarding the ownership interests of Mr. Fisher in the capital stock of VitaminShoppe.com and The Vitamin Shoppe.

Mr. Gellman owns options to acquire 38,475 shares of Class A common stock of VitaminShoppe.com at an exercise price greater than $1.00 per share.

Mr. Murray owns options to acquire 38,475 shares of Class A common stock of VitaminShoppe.com at an exercise price greater than $1.00 per share.

Mr. Edelman, a member of our board of directors, is also a former member of the board of directors of The Vitamin Shoppe and is of counsel at the law firm which represents The Vitamin Shoppe in connection with this transaction. Mr. Edelman also owns options to acquire 38,475 shares of Class A common stock of VitaminShoppe.com at an exercise price greater than $1.00 per share.

See page __ for more information.

VITAMINSHOPPE.COM'S PURPOSE AND REASONS FOR THE MERGER (SEE PAGE ___)

In reaching its conclusion to approve and recommend the agreement of merger, the board of directors considered, among other factors, the following:

o the special committee, which consisted of three independent directors appointed by the board of directors to represent solely the interests of holders of VitaminShoppe.com's Class A common stock, unanimously recommended that VitaminShoppe.com's board of directors approve the agreement of merger and the merger;

o the board of directors, after review of our cash position and the other alternatives to the merger previously pursued by us, concluded that the merger is the best alternative to bring value to the holders of Class A common stock; and

o other factors are described in more detail on pages __ through __.

PURPOSE AND REASONS OF THE VITAMIN SHOPPE GROUP FOR THE MERGER (SEE PAGE ___)

The purpose of The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz for the merger is for The Vitamin Shoppe to acquire all of the shares of VitaminShoppe.com that it does not already own and to combine the businesses of the two companies in The Vitamin Shoppe. In determining to enter into the merger, The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz considered, among other factors, the following:

     (i) the business, operations, financial condition, operating results and prospects of VitaminShoppe.com, including the fact that (a) VitaminShoppe.com incurred an aggregate loss of approximately $58.6 million between July 1, 1999 and September 30, 2000, the end of the last full quarter prior to the signing of the merger agreement for which financial results had been reported, including losses of approximately $24.6 million for the nine months ended September 30, 2000; (b) VitaminShoppe.com continued to incur further losses of approximately $2.7 million for the quarter ended December 31, 2000; and (c) VitaminShoppe.com lacked prospects for continuing to operate or becoming profitable in the foreseeable future as an independent company in light of its continuing losses and lack of liquidity;

     (ii) the possible bankruptcy or liquidation of VitaminShoppe.com if the merger is not completed and the distraction to, and potential impact on, both VitaminShoppe.com and The Vitamin Shoppe resulting from such an event, including the possible disruption of on-line sales of The Vitamin Shoppe's products if VitaminShoppe.com's operations were discontinued or sold;

     (iii) the ability of The Vitamin Shoppe to add an on-line marketing channel quickly (which it was prohibited from doing under the intercompany agreements) and without significant Web site development time or costs by integrating VitaminShoppe.com's on-line capabilities, including its Web site, with the operations of The Vitamin Shoppe;

     (iv) the ability to reduce expenses on a combined basis by (a) continuing the reductions begun by VitaminShoppe.com in marketing, advertising and staffing expenses (estimated by VitaminShoppe.com in its November Projections to lower 2001 expenses by nearly $22 million from the 2000 level) and (b) eliminating administrative, financial reporting, real estate and other redundant costs as well as eliminating costs associated with the operation of VitaminShoppe.com as a public company (for example, as a private company, quarterly, annual or other periodic reports would no longer have to be filed with the SEC and annual reports and proxy statements would no longer need to be distributed to stockholders);

     (v) the ability to use VitaminShoppe.com's net operating loss against future income of the combined company; and

     (vi) the more detailed factors that are described on pages ___ through
____.

POSITION OF THE VITAMIN SHOPPE GROUP AS TO FAIRNESS OF THE MERGER (SEE PAGE ___)

Each of The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz believes that the merger and the consideration to be paid to the holders of VitaminShoppe.com's Class A common stock and the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe in the merger is fair to such holders. Each of The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz based its belief, among other factors, on the following:

     (i) after a thorough review with independent financial and legal advisors, the VitaminShoppe.com special committee, which consisted entirely of independent directors of VitaminShoppe.com who are not employees of VitaminShoppe.com or employees or directors of The Vitamin Shoppe, concluded that the merger is fair to, advisable, and in the best interests of the holders of VitaminShoppe.com's Class A common stock and the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe and unanimously recommended that VitaminShoppe.com's board approve the agreement of merger and the merger;

     (ii) the VitaminShoppe.com special committee and board of directors each received a written fairness opinion dated January 10, 2001 from Houlihan Lokey Howard and Zukin Capital that subject to the various assumptions and limitations set forth in that opinion, as of the date thereof, the $1.00 per share in cash to be received by the holders of VitaminShoppe.com's Class

A common stock in the merger was fair to such stockholders from a financial point of view as described under "Opinion of Special Committee's Financial Advisor";

     (iii) the lack of prospects for finding an alternative to the merger with The Vitamin Shoppe that would result in greater value to the unaffiliated holders of Class A common stock based on the inability to find an appropriate purchaser or strategic partner for VitaminShoppe.com (alone or together with The Vitamin Shoppe) during the process conducted by PaineWebber, the inability of VitaminShoppe.com to raise additional funds through equity or debt financing and the lack of possible strategic alternatives to the merger;

     (iv) the continuing deterioration of VitaminShoppe.com's cash position (as of December 31, 2000, VitaminShoppe.com had approximately $4.0 million in cash and cash equivalents as compared to $7.4 million at September 30, 2000) and its future liquidity needs, which could result in the possible bankruptcy or liquidation of VitaminShoppe.com if the merger is not completed; and

     (v) the more detailed factors that are described on pages ____ through
_____.

OPINION OF FINANCIAL ADVISOR (SEE PAGE    )

In connection with the agreement of merger, each of the special committee and the board of directors considered the opinion of the special committee's financial advisor, Houlihan Lokey. Houlihan Lokey presented an identical written opinion to each of the special committee and board of directors, to the effect that the merger consideration is fair, from a financial point of view, to the holders of our Class A common stock. The full text of Houlihan Lokey's written opinions to the special committee and to the board of directors, each dated January 10, 2001, are attached to this proxy statement as Annex B and Annex C, respectively. Houlihan Lokey's opinions do not constitute a recommendation to any stockholder with respect to any matter relating to the proposed merger.

We encourage you to read these opinions carefully in their entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by Houlihan Lokey.

WHAT CLASS A STOCKHOLDERS WILL RECEIVE (SEE PAGE    )

Upon the merger, all holders of Class A common stock will be entitled to receive $1.00 in cash for each share of Class A common stock.

HOW WILL OPTIONS AND WARRANTS BE TREATED (SEE PAGE    )

Stock options will be accelerated and may be exercised for shares of Class A common stock immediately prior to the closing of the merger. Any options that are not exercised will be canceled at the time of the merger. Upon exercise, warrants may be exchanged for $1.00 in cash for each share of Class A common stock issuable upon exercise of the warrants.

STOCKHOLDER VOTE REQUIRED TO APPROVE THE MERGER

Approval and adoption of the agreement of merger and the merger require the vote of the holders of at least a majority of the VitaminShoppe.com common stock entitled to vote. The Vitamin Shoppe controls 91.5% of the voting power of our common stock and is required by the agreement of merger to vote in favor of the merger. Therefore, you should expect that the merger will be approved at the special meeting.

STOCK OWNERSHIP OF MANAGEMENT, DIRECTORS AND OTHER AFFILIATES (SEE PAGE    )

On March 1, 2001, the record date for VitaminShoppe.com's special meeting, The Vitamin Shoppe owned and was entitled to vote 13,081,500 shares of VitaminShoppe.com Class B common stock, or approximately 64.3% of VitaminShoppe.com's outstanding stock, representing 91.5% of the voting power on that date. Our Class B common stock entitles its sole recordholder, The Vitamin Shoppe, to six votes per share. On the record date, directors and executive officers of VitaminShoppe.com and their associates and affiliates (other than The Vitamin Shoppe) owned and were entitled to vote 2,991,722 shares of VitaminShoppe.com's Class A common stock (including options exercisable within 60 days), or approximately 39.26% of the VitaminShoppe.com's outstanding Class A common stock, representing 3.5% of the voting power on that date. See "Stockholder Vote Required to Approve the Merger" immediately above.

All of our directors and executive officers who own Class A common stock, including Mr. Horowitz, and The Vitamin Shoppe have indicated that they intend to vote in favor of the agreement of merger.

TAX CONSEQUENCES (SEE PAGE    )

Generally, for United States federal income tax purposes, stockholders who receive cash in the merger will be taxed on any gain they recognize as a result of the merger and will be able, subject to some limitations, to deduct any loss that they recognize as a result of the merger. Stockholders are advised to see their own tax advisor regarding the tax consequences of the merger to them.

CONDITIONS TO THE MERGER (SEE PAGE    )

We will complete the merger only if specific conditions are satisfied, including the following:

o Approval and adoption of the agreement of merger and the merger by the stockholders of VitaminShoppe.com;
o    The receipt of the consent of The Vitamin Shoppe's lenders;
o    Absence of any law or court order prohibiting the merger;
o    Absence of a material adverse effect on VitaminShoppe.com;
o Less than 5% of VitaminShoppe.com's issued and outstanding stock (which represents approximately 14% of the Class A common stock) exercise dissenters' rights;
o The representations and warranties made in the agreement of merger are true and correct on the effective date of the merger, subject to certain materiality qualifications; and

o    Other conditions are described in more detail on pages __ through __.

DISSENTERS' RIGHTS (SEE PAGE    )

Holders of VitaminShoppe.com's Class A common stock who do not vote in favor of the agreement of merger and follow certain procedures have the right to a judicial appraisal of the fair value of their VitaminShoppe.com Class A common stock.

                     VITAMINSHOPPE.COM, INC. SPECIAL MEETING

This proxy statement is being furnished in connection with the solicitation of proxies from the holders of our common stock by our board of directors. The board of directors is soliciting your proxy with respect to the agreement of merger and the transactions contemplated by the agreement, including the merger of VitaminShoppe.com into The Vitamin Shoppe, and any other matters to be voted upon at the special meeting (and at any adjournment or postponement of the meeting). We mailed this proxy statement to holders of our common stock beginning ________ __, 2001. You should read this proxy statement carefully before voting your shares.

WHERE AND WHEN SPECIAL MEETING WILL BE HELD

The special meeting will be held at the offices of Kaye Scholer LLP, 425 Park Avenue, __ Floor, New York, New York 10022, on _____________, 2001, starting at 10:00 a.m., local time.

WHAT WILL BE VOTED UPON

At the special meeting, you will be asked to consider and vote upon the following items:

o to approve and adopt the agreement of merger and the transactions contemplated by the agreement of merger, including the merger of VitaminShoppe.com with and into The Vitamin Shoppe.

o such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

ONLY VITAMINSHOPPE.COM HOLDERS OF RECORD ARE ENTITLED TO VOTE

Our board of directors has fixed the close of business on March 1, 2001 as the record date for the determination of stockholders who are entitled to notice of, and to vote at, the special meeting of stockholders or any adjournment thereof. On the record date, there were issued and outstanding 7,277,574 shares of Class A common stock and 13,081,500 shares of Class B common stock.

QUORUM

A quorum of our stockholders is necessary to have a valid stockholders meeting. The required quorum for the transaction of business at the special meeting is the presence, in person or by proxy, of the holders of shares representing a majority of the shares of stock entitled to vote. The Vitamin Shoppe, which has 91.5% of the voting power of our stock, has agreed to vote in favor of the agreement of merger and the merger, and the presence of its votes, whether in person or by proxy, will constitute a quorum.

VOTE REQUIRED TO ADOPT THE VITAMINSHOPPE.COM AGREEMENT OF MERGER

For the merger to occur, the agreement of merger must be approved and adopted by the holders of a majority of the outstanding shares entitled to vote on the merger (including the Class B common stock), voting together as a single class. As of the record date, there were issued and outstanding 7,277,574 shares of Class A common stock and 13,081,500 shares of Class B common stock. Class A common stock entitles its holders of record to one vote for each share owned. Class B common stock entitles its sole recordholder, The Vitamin Shoppe, to six votes for each share owned. The Class A and Class B common stock vote together as a single class. Ownership of all of the Class B common stock gives The Vitamin Shoppe 91.5% of the voting power of our stock and The Vitamin Shoppe has the ability to control the outcome of the matters presented to a vote at the special meeting of stockholders, including the ability to control the vote with respect to the matters described in this proxy statement. Therefore, you should expect that the agreement of merger and the transactions contemplated by such agreement, including the merger, will be approved at the special meeting.

VOTING YOUR SHARES BY PROXY

When you return your proxy card you are giving your "proxy" to the individuals we have designated in the proxy to vote your shares as you direct at the meeting. If you sign the proxy card but do not make specific choices, these individuals will vote your shares for each proposal as recommended by the board of directors. If any matter not specifically listed in the notice of special meeting is presented at the special meeting, they will vote your shares in accordance with their best judgment. At the time we began printing this proxy statement, we knew of no matters that needed to be acted on at the meeting other than those discussed in this proxy statement.

Where a stockholder has specified a choice on his or her proxy with respect to certain proposals or matters, that direction will be followed. If no direction is given, all of the shares of common stock represented by the proxy will be voted in favor of such proposal or matter.

REVOKING YOUR PROXY

A proxy that is properly submitted to VitaminShoppe.com may be revoked at any time before it is exercised. For a stockholder "of record" (meaning one whose shares are registered in his or her own name) to revoke a proxy, the stockholder may either:

o    send in another signed proxy card with a later date; or

o send a letter revoking the stockholder's proxy to our clerk at the address indicated under "Information About Stockholder Proposals;" or

o attend the special meeting, notify us in writing that the stockholder is revoking his or her proxy and vote in person.

A "beneficial holder" whose shares are registered in another name (for example in "street name") must follow the procedures required by the holder of record, which is usually a brokerage firm or bank, to revoke a proxy. You should contact the holder of record directly for more information on these procedures.

VOTING SHARES HELD IN "STREET NAME" BY PROXY

If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be able to vote them on the merger. This will have the effect of voting against the merger. You should therefore instruct your broker how to vote your shares, following the directions provided by your broker. Please check the voting form used by your broker to see if you can give your proxy to your broker by telephone or Internet.

VOTING IN PERSON

Stockholders that attend the special meeting and wish to vote in person will be given a ballot at the meeting. If your shares are held in street name and you want to attend the meeting, you must bring an account statement or letter from the brokerage firm or bank showing that you were the beneficial owner of the shares on March 1, 2001. If you want to vote shares that are held in street name or are otherwise not registered in your name, you will need to obtain a "legal proxy" from the holder of record and present it at the special meeting.

DISSENTING HOLDERS

Delaware law entitles stockholders who do not vote in favor of a merger to demand a judicial appraisal of the fair value of their shares. If you do not vote in favor of the merger and if you follow the procedures set forth beginning on page __, you may be a dissenting holder. Failure to follow such procedures precisely will result in a loss of dissenters' rights.

COSTS OF SOLICITING THESE PROXIES

If the merger is not completed, VitaminShoppe.com will pay all of the costs of soliciting these proxies, consisting mostly of printing and mailing costs. If the merger is completed, The Vitamin Shoppe (as the surviving corporation in the merger) will pay these costs. Although we are mailing these proxy materials, our directors and employees may also solicit proxies in person or by telephone, telecopier or other electronic means of communication.

EXCHANGING STOCK CERTIFICATES

Holders of Class A common stock should not send in their stock certificates with the proxy cards. If the merger is completed, you will receive written instructions for exchanging your stock certificates for cash.

EFFECTIVE TIME

The merger will be effective as soon as practicable following stockholder adoption of the agreement of merger at the special meeting and satisfaction or waiver of the terms and conditions set forth in the agreement of merger, and upon the filing of a certificate of merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of New York. Each of the parties has the right to terminate the agreement of merger if the merger is not completed on or before April 12, 2001.

                                 SPECIAL FACTORS


OVERVIEW

The Vitamin Shoppe began development of online operations in October 1997 and launched our original Web site on April 7, 1998. VitaminShoppe.com was formed in May 1999 and began to operate as a separate company in July 1999. On July 9, 1999, we issued promissory notes of $10 million in aggregate principal amount due in June 2000. These notes were held by private equity funds and stockholders of The Vitamin Shoppe and their affiliates. Later in July 1999, these notes were converted into Series A convertible preferred stock and approximately $13.6 million of additional Series A convertible preferred stock was issued. On October 8, 1999, we sold 4,545,455 shares of our Class A common stock in an initial public offering at a price of $11.00 per share. Upon consummation of the public offering, the shares of Series A convertible preferred stock were converted into an aggregate of 2,732,119 shares of Class A common stock. The gross proceeds from this offering were $50 million. The net proceeds were approximately $45 million after deducting underwriting discounts and commissions of $3.5 million and other offering expenses of $1.5 million.

Initially, the primary activities of VitaminShoppe.com consisted of refining our business model and brand positioning, designing and building our new Web site, recruiting and training employees and negotiating advertising contracts with several major Web portals. As our business developed, we focused on building the infrastructure of our company and expanding customer service operations, and on the design and building of our enhanced, state-of-the-art Web site which was launched in June 2000. Throughout, we have concentrated our efforts on creating strategies to acquire new customers, build sales momentum and promote our brand.

We spent heavily in fourth quarter 1999 on offline advertising and through the first half of 2000 on contractual commitments made for online sponsorship relationships. We found that these methods of advertising, while responsible for bringing us new customers, were not cost effective, and therefore were not sustainable. During the second and third quarters of 2000, all of our online sponsorship agreements were terminated, which resulted in greatly reduced online advertising expenditures. We also terminated the launch of an offline media campaign, and are relying instead on direct-to-consumer marketing through e-mail or printed materials as well as co-marketing with The Vitamin Shoppe.

While we believe that curtailing on- and offline advertising enables us to achieve the lowest possible customer acquisition cost and conserve cash, it is likely that this will continue to have a negative impact on sales, as was the case in the last half of 2000.

We have not generated profits. From our inception through December 31, 2000, we have incurred net losses of $61.3 million. Since inception, our operations have never generated sufficient cash flow to satisfy our current obligations on a monthly or quarterly basis.

As of December 31, 1999, VitaminShoppe.com had $38 million in cash and cash equivalents. During the first, second, third and fourth quarters of 2000, net cash used in operating activities was approximately $10.2 million, $8.8 million, $6.2 million and $3.4 million, respectively. Net cash used in investing activities during the first, second, third and fourth quarters of 2000 was approximately $2.6 million, $1.9 million, $0.9 million and $0.0 million, respectively, principally to fund expenditures for development of our new Web site which was launched in June 2000. At December 31, 2000, we had $4.0 million in cash and cash equivalents (as compared to $7.4 million at September 30, 2000). As of December 31, 2000, we had accounts payable and accrued liabilities of $5.3 million and amounts payable to The Vitamin Shoppe under the intercompany agreements of $2.3 million.

Based on our current estimates, we expect our cash to be depleted in April 2001, but it could be earlier than that time. We hope to complete the merger prior to depleting all of our cash, but we cannot assure you that we will be able to do so. If the merger is not completed, we will likely be forced to seek protection under the Federal bankruptcy laws or enter liquidation proceedings.

RECENT DEVELOPMENTS

On February 22, 2001, a stockholder of VitaminShoppe.com filed a complaint in the Supreme Court of the State of New York entitled Joseph v. VitaminShoppe.com, et al., Civil Action No. 103884/01. The action asserts claims against VitaminShoppe.com, The Vitamin Shoppe and all of the members of VitaminShoppe.com's board of directors, alleging, among other things, that VitaminShoppe.com and/or The Vitamin Shoppe and the individual defendants breached their fiduciary duties to stockholders, and that some defendants engaged in self-dealing with respect to the merger. The action alleges, among other things, that the consideration to be received by VitaminShoppe.com stockholders in the merger is unfair and inadequate. The action seeks class action certification and injunctive relief against the merger, or, in the alternative, to obtain recission of the merger or damages, and other relief. However, no motion for injunctive relief has been filed. VitaminShoppe.com and The Vitamin Shoppe believe that the action is without merit and intend to defend it vigorously.

At December 31, 2000, our principal fixed commitment consisted of a sublease agreement for our office space in New York City aggregating $1.4 million through November 2003. We terminated our sublease agreement and relocated to the offices of The Vitamin Shoppe in Secaucus and North Bergen, New Jersey in January 2001. The Vitamin Shoppe has agreed to allow us to use their space at no charge. Our staff has been reduced, through a combination of restructuring and attrition, from a high of 82 to the current level of 36.

We received notice from Nasdaq that we would be de-listed from the Nasdaq on February 12, 2001 for failing to maintain (i) a minimum market value of public float of $5,000,000 and (ii) a minimum bid price of $1.00 over the last 30 consecutive trading days (prior to notice), as required. We have requested an oral hearing before the Nasdaq Listing Qualification Panel to extend the time at which VitaminShoppe.com's Class A common stock would be de-listed from the Nasdaq National Market until the earlier of April 12, 2001 or the closing of VitaminShoppe.com's merger with and into The Vitamin Shoppe. VitaminShoppe.com's request for the oral hearing stays the de-listing of its Class A common stock pending the final determination by the Nasdaq Listing Qualification Panel. The hearing date has been set for March 23, 2001.

In accordance with our Tax Allocation Agreement with The Vitamin Shoppe, The Vitamin Shoppe is to reimburse us for the use of any tax attributes resulting from the filing of a consolidated or combined tax return. During December 2000, we filed combined New York State and New York City income tax returns with The Vitamin Shoppe for our fiscal year ending December 31, 1999. As a result of VitaminShoppe.com tax losses used by The Vitamin Shoppe for 1999, The Vitamin Shoppe is required to establish a payable to VitaminShoppe.com in an amount equal to $1.1 million. Subject to offset for amounts which may become payable in the future by VitaminShoppe.com to The Vitamin Shoppe under the Tax Allocation Agreement, the payable is due on December 31, 2004. We did not recognize this amount as a tax benefit in our financial statements for the fiscal year ended December 31, 1999, which were included in our Annual Report on Form 10-K, because we had not expected to file combined returns. We will recognize a note receivable in our financial statements for the fiscal year ended December 31, 2000 in the amount of $1.1 million.

STRATEGIC AND FINANCING ALTERNATIVES

Throughout our history, our board of directors has evaluated our business and operations as well as our strategic direction and prospects. In early 2000, our board of directors explored a number of possible strategic transactions, including potential mergers, combinations and purchases of, and sales to, our competitors. These possible transactions either failed to materialize or were presented on terms that our board of directors felt were not feasible and not in the best interests of VitaminShoppe.com or its stockholders.

At a meeting of our board of directors held on March 16, 2000, our board of directors decided that, in light of VitaminShoppe.com's deteriorating cash position, the rate at which VitaminShoppe.com was utilizing cash and the difficulty other companies in the same sector appeared to be experiencing in obtaining financing, VitaminShoppe.com should retain an investment banking firm for the purpose of pursuing and evaluating strategic alternatives for VitaminShoppe.com, including, but not limited to, raising additional equity, pursuing strategic combinations and alliances or a sale of VitaminShoppe.com. The board invited PaineWebber Incorporated to make a presentation at its April 20, 2000 board meeting with respect to a possible engagement by VitaminShoppe.com. On May 2, 2000, PaineWebber was formally engaged by us to assist in pursuing financings and strategic alternatives, including the sale of VitaminShoppe.com (either alone or with The Vitamin Shoppe). The Vitamin Shoppe separately agreed that if a joint sale were consummated, it would compensate PaineWebber for the portion of the sale attributed to it. From April through July 2000, PaineWebber conducted due diligence relating to potential financings and sales transactions. PaineWebber contacted and gauged the interest of private investors, the public markets, possible strategic partners and financial buyers with respect to potential financings and strategic transactions. PaineWebber contacted various persons and reported that they found no significant interest in providing financing to us, but determined that some strategic parties (such as drug store chains, grocers, natural food retailers and others) should be approached to determine their interest in purchasing VitaminShoppe.com alone or together with The Vitamin Shoppe. PaineWebber distributed Confidential Information Memoranda to those strategic buyers who indicated an interest in bidding to purchase VitaminShoppe.com (whether alone or combined with The Vitamin Shoppe). In total, PaineWebber contacted 22 potential purchasers and distributed confidentiality agreements to 11 of those potential purchasers. PaineWebber received six executed confidentiality agreements in return, and those six potential purchasers received Confidential Information Memoranda. Ultimately, only one of the recipients gave a written indication of interest. In July 2000, the sole potential purchaser expressed its interest in purchasing VitaminShoppe.com and The Vitamin Shoppe together (but did not assign values to them independently). Representatives of our board of directors, FdG Associates (a private equity investment firm whose affiliates directly or indirectly own stock of VitaminShoppe.com and The Vitamin Shoppe), and PaineWebber arranged meetings among representatives of the potential buyer, representatives of management of VitaminShoppe.com and representatives of The Vitamin Shoppe and provided due diligence materials on a confidential basis to the potential buyer.

In August 2000, the potential buyer submitted a bid for both The Vitamin Shoppe and VitaminShoppe.com, which was substantially lower than the expression of interest in July. This bid was for both companies only, did not propose a structure for the transaction, was subject to completing financing for the transaction and did not allocate value between the companies, although the bidder indicated that the inclusion of VitaminShoppe.com negatively affected its assessment of the combined value of the companies. This bid was rejected by The Vitamin Shoppe as inadequate because The Vitamin Shoppe's shareholders were unwilling to sell The Vitamin Shoppe at the price offered, even if all of the consideration were allocated to The Vitamin Shoppe. Following this bid and until November 2000, representatives of PaineWebber, FdG Associates, The Vitamin Shoppe and VitaminShoppe.com continued to hold discussions with representatives of the potential buyer, but no increased bid was made and no separate bid or allocation of value as to VitaminShoppe.com was made.

During and following the discussions with the potential buyer described above, representatives of PaineWebber and VitaminShoppe.com continued to contact possible strategic buyers. However, none of these contacts resulted in a proposal to acquire VitaminShoppe.com or The Vitamin Shoppe.

CONTACTS AND NEGOTIATIONS WITH THE VITAMIN SHOPPE

From time to time, representatives of the board of directors of VitaminShoppe.com have held discussions with some of the members of the board of directors of The Vitamin Shoppe with respect to the future of VitaminShoppe.com. While these discussions were preliminary in nature, members of the board of directors of The Vitamin Shoppe indicated that they might consider pursuing further discussions.

At a meeting of the VitaminShoppe.com board of directors on September 21, 2000, VitaminShoppe.com's management proposed a plan to conserve cash and reduce expenses by reducing advertising and marketing expenditures, reducing staffing levels, renegotiating certain agreements between VitaminShoppe.com and The Vitamin Shoppe and moving VitaminShoppe.com's headquarters to the New Jersey offices of The Vitamin Shoppe. During discussions regarding the proposed plan, the board of directors discussed whether it was appropriate to appoint a special committee of independent directors to consider and monitor the proposed plan to the extent the plan involved The Vitamin Shoppe or affected the ability of VitaminShoppe.com to maintain independent operations and to consider the advisability of any strategic transactions in which The Vitamin Shoppe would be an interested party, including a potential recombination of VitaminShoppe.com with The Vitamin Shoppe. The board of directors determined that the creation of a special committee would be advisable because five of the eight members of the board of directors were or had previously been officers of The Vitamin

Shoppe and/or members of The Vitamin Shoppe board of directors. The board of directors also determined that, in view of the prior sale process, it was not necessary for the special committee to attempt to sell VitaminShoppe.com. Our board of directors adopted resolutions creating the special committee and appointing Barbara S. Feigin, Dr. Woodson C. Merrell and Paul R. Vigano as members of the special committee.

The special committee held its first meeting on September 27, 2000 by teleconference at which the members of the special committee designated Mr. Vigano as chairman and adopted procedures for the operation of the special committee. The special committee also confirmed the engagement of Paul, Weiss, Rifkind, Wharton and Garrison, who had originally been engaged by Mr. Vigano (with the consent of VitaminShoppe.com) in connection with the earlier attempts to sell The Vitamin Shoppe and VitaminShoppe.com in case a special committee was formed as part of that process. As no special committee was formed, Paul, Weiss did not perform any significant legal work in connection with the prior sale efforts. At the meeting, the special committee also discussed its role and considered the plan proposed by VitaminShoppe.com's management to reduce expenses and discussed the possibility of a recombination of VitaminShoppe.com with The Vitamin Shoppe. After discussion, the members of the special committee deferred any decision with respect to these matters. The special committee also discussed whether it should hire an independent financial advisor. Mr. Vigano noted that he had contacted various investment banks on a preliminary basis to discuss whether the banks would be interested in representing the special committee and summarized the results of these discussions.

On September 29, 2000, the special committee held another meeting by teleconference to continue its discussions regarding the proposal by VitaminShoppe.com's management to reduce expenses, the possibility of a recombination with The Vitamin Shoppe and whether the special committee should retain an independent financial advisor. After discussion, the special committee decided to recommend to the VitaminShoppe.com board of directors that VitaminShoppe.com reduce marketing expenditures and staffing levels in accordance with the proposal submitted by management, but also to request that VitaminShoppe.com's management give a presentation to the special committee as to VitaminShoppe.com's financial position and its proposal for a renegotiation of VitaminShoppe.com's agreements with The Vitamin Shoppe and the relocation of VitaminShoppe.com's headquarters to The Vitamin Shoppe's offices. In addition, after reviewing the proposals of Houlihan Lokey and two other financial advisors who had indicated a willingness to be engaged, the special committee authorized Mr. Vigano to negotiate an engagement letter with Houlihan Lokey as financial advisor to the special committee.

On October 12, 2000, the special committee met with Ann M. Sardini, VitaminShoppe.com's Secretary, Chief Financial Officer and Treasurer. Ms. Sardini gave a presentation to the special committee regarding the current financial status of VitaminShoppe.com and noted a 34% decrease in sales from June 2000 to August 2000 and a 51% decrease in new customers over the same period. Ms. Sardini attributed these declines primarily to decreases in advertising combined with increases in the prices of VitaminShoppe.com's products and estimated that, assuming sales remained flat and expenses remained relatively constant, VitaminShoppe.com would run out of cash in February 2001. Ms. Sardini also summarized management's proposal to conserve cash and reduce expenses by reducing advertising and marketing expenditures, reducing staffing levels, re-negotiating certain agreements between VitaminShoppe.com and The

Vitamin Shoppe and moving VitaminShoppe.com's headquarters to the offices of The Vitamin Shoppe. Ms. Sardini noted that advertising and marketing expenditures were already being reduced and VitaminShoppe.com was in negotiations with its advertising agency to terminate their contract. Ms. Sardini estimated that these reductions, in the aggregate, would save VitaminShoppe.com approximately $12 million over the amounts spent in the prior year. In addition, Ms. Sardini noted that VitaminShoppe.com was in the process of reducing staffing levels, primarily through restructuring and attrition, and that these reductions were expected to save approximately $1.7 million over the amount spent in the prior year. With respect to re-negotiating intercompany agreements, VitaminShoppe.com's management who were unaffiliated with The Vitamin Shoppe proposed the elimination of the following fees paid by VitaminShoppe.com to The Vitamin
Shoppe: administrative service fees, trademark fees and 5% upcharges on products provided by The Vitamin Shoppe. Ms. Sardini estimated that eliminating these fees and charges would save VitaminShoppe.com approximately $2.8 million, in the aggregate, over the amounts spent in the prior year. Finally, VitaminShoppe.com's management proposed relocating its headquarters to the offices of The Vitamin Shoppe, which was expected to save approximately $464,000 over the amount spent in the prior year. After discussion, the special committee requested Ms. Sardini to prepare a formal recommendation for the special committee regarding a renegotiation of VitaminShoppe.com's agreements with The Vitamin Shoppe on the terms discussed at the meeting.

After Ms. Sardini left the meeting, the special committee discussed the possibility that The Vitamin Shoppe would propose a recombination with VitaminShoppe.com. The special committee also discussed whether other companies in similar situations were recombining with their parent companies. The members noted that VitaminShoppe.com was one of the first Internet subsidiaries to be taken public by its parent and, therefore, was somewhat ahead of other similarly-situated companies in terms of the progression of its business model. Finally, the special committee authorized Mr. Vigano to execute an engagement letter with Houlihan Lokey. The engagement letter with Houlihan Lokey was signed on October 12, 2000.

On October 19, 2000, the VitaminShoppe.com board of directors held a meeting at which the chairman of the special committee gave a presentation summarizing the work of the special committee (including its retention of Paul, Weiss and Houlihan Lokey) and noted that the special committee had approved the reduction in marketing expenses and staffing levels recommended by VitaminShoppe.com's management, had delayed action on the proposed relocation of VitaminShoppe.com's offices to The Vitamin Shoppe's offices and was waiting for a formal proposal that was being drafted by Ms. Sardini regarding the proposed renegotiation of VitaminShoppe.com's agreements with The Vitamin Shoppe. The chairman of the special committee also noted that VitaminShoppe.com had not received a proposal from The Vitamin Shoppe with respect to a recombination with The Vitamin Shoppe or any other strategic transaction. Other directors of the VitaminShoppe.com board of directors noted that they understood that The Vitamin Shoppe had retained Paul, Hastings, Janofsky & Walker as counsel and that any recombination would require financing as well as the consent of The Vitamin Shoppe's lenders. The board of directors authorized Mr. Vigano, as a representative of the special committee, to hold weekly telephone calls with Howard L. Romanow and/or David S. Gellman as representatives of The Vitamin Shoppe to discuss any developments regarding VitaminShoppe.com's strategic alternatives. Ms. Sardini also gave a presentation regarding VitaminShoppe.com's current financial status, including its deteriorating financial position.

During the month of November, representatives of Houlihan Lokey met with various officers, directors and representatives of VitaminShoppe.com, including Jeffrey Horowitz, VitaminShoppe.com's President and Chief Executive Officer, to better understand VitaminShoppe.com's business, to gain the information necessary to appropriately value VitaminShoppe.com and, if necessary, to assess any proposals for a recombination of VitaminShoppe.com with The Vitamin Shoppe or other strategic alternatives involving VitaminShoppe.com. They also reviewed the contacts that had been made, and the discussions that had been held, by PaineWebber on behalf of VitaminShoppe.com and The Vitamin Shoppe during the prior sale process with certain companies that were believed to have a potential interest in acquiring VitaminShoppe.com or VitaminShoppe.com and The Vitamin Shoppe on a combined basis.

On November 3, 2000, the special committee met again with Ms. Sardini to review the formal recommendation that she had prepared at the special committee's request regarding a renegotiation of VitaminShoppe.com's agreements with The Vitamin Shoppe. Ms. Sardini's formal proposal recommended that VitaminShoppe.com re-negotiate its Trademark License Agreement, Co-Marketing Agreement, Supply and Fulfillment Agreement and Administrative Services Agreement with The Vitamin Shoppe to:

o terminate the payment portion of the Trademark License Agreement, which required an annual payment of $1 million plus a percentage (ranging from 5% to 1%) of VitaminShoppe.com's net sales of The Vitamin Shoppe products;

o terminate the payment portion of the Co-Marketing Agreement, which required payments of $40 per 1000 catalogs generally distributed by The Vitamin Shoppe and a monthly fee of $833 per The Vitamin Shoppe urban retail store and $417 per The Vitamin Shoppe suburban retail store;

o reimburse VitaminShoppe.com for an allocation of two-thirds of the advertising agency fees and advertising placements paid by VitaminShoppe.com for the period of time that VitaminShoppe.com and The Vitamin Shoppe advertised jointly;

o eliminate the 5% product upcharge on products provided by The Vitamin Shoppe under the Supply and Fulfillment Agreement;

o eliminate the 5% cost upcharge on warehousing and fulfillment services provided by The Vitamin Shoppe under the Supply and Fulfillment Agreement;

o reduce the cost of purchasing, merchandising, product development and executive services allocated to VitaminShoppe.com under the Supply and Fulfillment Agreement from $800,000/year to $300,000/year; and

o terminate the Administrative Services Agreement, which required payments of $55,000/month.

Ms. Sardini advised the special committee that the intercompany agreements were executed prior to VitaminShoppe.com's initial public offering and were based on agreements executed by similarly-situated companies at that time. However, Ms. Sardini noted that VitaminShoppe.com could make an argument that it should be compensated for certain benefits that The Vitamin Shoppe was receiving from VitaminShoppe.com's advertising efforts. Ms. Sardini estimated that, if VitaminShoppe.com were able to re-negotiate the intercompany agreements according to the proposal, the aggregate net result to VitaminShoppe.com was now expected to be a cost savings of approximately $4 million over the amounts spent in the prior year and a one-time reimbursement to VitaminShoppe.com for an allocation of approximately $1.8 million in respect of advertising and placement agency fees paid by VitaminShoppe.com to The Vitamin Shoppe. Ms. Sardini also noted that, if the intercompany agreements were re-negotiated according to the proposal, the only remaining intercompany payments would be for direct product costs and certain shared services. She also noted that, due to its deteriorating financial condition, VitaminShoppe.com would most likely run out of cash in February 2001 but some months later in the year if the intercompany agreements were re-negotiated according to the proposal. Finally, Ms. Sardini advised the special committee that any amendments to the intercompany agreements would require the consent of The Vitamin Shoppe's lenders and that The Vitamin Shoppe had indicated, on an informal basis, that it might accept shares of VitaminShoppe.com's common stock in place of a portion of the cash payments required by VitaminShoppe.com's agreements with The Vitamin Shoppe.

After discussions held without Ms. Sardini present, the special committee determined to defer any decision with regard to the proposal in order to give the members more time to consider the matter but noted that reducing the amount of the intercompany payments would not resolve VitaminShoppe.com's deteriorating financial condition on a long term basis. In addition, the special committee determined not to recommend a proposal to the VitaminShoppe.com board of directors that involved issuing shares of VitaminShoppe.com for a reduction in intercompany payments because it would be extremely dilutive to the public stockholders of VitaminShoppe.com without resolving its long-term cash requirements. The special committee also discussed other strategic alternatives available to VitaminShoppe.com and noted that it might become necessary to liquidate VitaminShoppe.com, possibly through a bankruptcy filing. Mr. Vigano also reported to the special committee that he had held the first scheduled weekly telephone call with representatives of The Vitamin Shoppe and noted that discussions with two potential strategic partners identified by PaineWebber were continuing but progressing slowly and that The Vitamin Shoppe was discussing with its lenders a possible transaction in which The Vitamin Shoppe and VitaminShoppe.com would be recombined.

On November 14, 2000, the special committee held a meeting by teleconference to continue its discussion of the proposal presented by Ms. Sardini at the special committee's previous meeting. At this meeting, Mr. Vigano reported on two additional weekly telephone calls with representatives of The Vitamin Shoppe and noted that discussions with the two potential strategic partners mentioned at the November 3rd special committee meeting had ceased after the potential partners decided to terminate discussions for various reasons. Mr. Vigano also advised the special committee that counsel for The Vitamin Shoppe was expected to contact counsel for the special committee during the following week. As a result of these two factors, Mr. Vigano noted that the weekly telephone calls established at the October 19, 2000 meeting of the board of directors had been canceled. After discussion, the special committee determined that it would be inefficient for VitaminShoppe.com to re-negotiate its agreements with The Vitamin Shoppe because of the deteriorating financial condition of VitaminShoppe.com, noting that a reduction in the intercompany payments would provide, at best, a short-term solution that would only enable VitaminShoppe.com to continue operations for a few additional months.

The special committee also discussed other strategic alternatives available to VitaminShoppe.com, including continuing the search for a strategic partner, seeking additional funding, recombining with The Vitamin Shoppe and liquidating VitaminShoppe.com, possibly through a bankruptcy filing. The special committee determined that continuing to search for a strategic partner was not feasible given the recent termination of discussions with two potential strategic partners identified by PaineWebber and its inability to find any other appropriate strategic partners during the prior sale process conducted by PaineWebber. Based on PaineWebber's discussions with the VitaminShoppe.com board of directors and the members' own knowledge of the current market and VitaminShoppe.com's business, the special committee also determined that it would not be feasible to raise additional funds through a financing or the equity markets. The special committee also discussed the possibility of liquidating VitaminShoppe.com and was advised by counsel of certain difficulties that may face VitaminShoppe.com in a bankruptcy proceeding. After further discussion, the special committee decided that VitaminShoppe.com should focus during the immediate future on pursuing a recombination with The Vitamin Shoppe but, if The Vitamin Shoppe did not present a recombination proposal within the following two weeks, then the special committee should consider liquidating VitaminShoppe.com. In this regard, the special committee resolved to recommend to the board of directors that VitaminShoppe.com begin immediate discussions with The Vitamin Shoppe regarding a potential recombination, request a proposal from The Vitamin Shoppe with respect thereto on or before December 1, 2000 and, if VitaminShoppe.com had not received a proposal from The Vitamin Shoppe by December 1, 2000, to consider other strategic alternatives. Mr. Vigano was authorized to present the special committee's recommendation to the board of directors at the board of director's meeting on November 16, 2000.

On November 16, 2000, the VitaminShoppe.com board of directors held a meeting at which Mr. Vigano presented the special committee's recommendation as described above. The board of directors responded that the December 1, 2000, deadline set by the special committee seemed realistic and that it would proceed in accordance with the special committee's recommendation. Ms. Sardini told the board of directors that she had been approached by VitaminShoppe.com's landlord about relinquishing the lease on its headquarters, but that the timeframe for making a decision was limited. After discussion and in light of an expected reduction in relocation costs due to the landlord's proposal, which would include the return of the cash securing a security deposit of approximately $650,000, the board of directors authorized Ms. Sardini to proceed with the relocation of VitaminShoppe.com's headquarters to The Vitamin Shoppe's offices in New Jersey. Counsel to VitaminShoppe.com informed the board that it had received a letter from Nasdaq stating that its Class A common stock would be de-listed from Nasdaq 90 days following receipt of such letter because the Class A common stock had a public float below Nasdaq's $5,000,000 minimum requirement.

On November 17, 2000, counsel to the special committee received a telephone call from The Vitamin Shoppe's counsel, who requested that counsel to the special committee inquire as to whether the special committee would give serious consideration to a possible recombination of VitaminShoppe.com with The Vitamin Shoppe in which holders of Class A common stock potentially would receive $1.00 per share in cash, except for holders of Class A common stock that, directly or indirectly and together with their affiliates, also hold stock in The Vitamin Shoppe. These holders of stock in both companies would contribute their Class A common stock to The Vitamin Shoppe in exchange for stock of The Vitamin Shoppe. Counsel to The Vitamin Shoppe emphasized that the discussion concerned a possible transaction only and that The Vitamin Shoppe had made no definitive decision about whether a recombination proposal would be presented to VitaminShoppe.com or the terms or structure of any proposal that might be presented.

On November 21, 2000, the special committee held a meeting by teleconference at which counsel to the special committee reported on their discussions with The Vitamin Shoppe's counsel regarding the possible recombination transaction and reviewed the terms of the possible transaction. After discussion, the members of the special committee decided to defer taking any action until a meeting could be held at which all of the members of the special committee could be present, as the chairman of the special committee had been unable to attend the meeting.

On November 27, 2000, the special committee held a meeting by teleconference to continue its discussions with regard to the possibility of a recombination transaction with The Vitamin Shoppe. After discussion, the special committee authorized its counsel to contact counsel for The Vitamin Shoppe and inform them that, although no one could comment on the details of a possible transaction, the special committee would welcome a formal proposal similar to the possible transaction discussed. However, the special committee asked counsel to make clear that there was no comment at this time on the possible price discussed. Later that day, counsel to the special committee informed The Vitamin Shoppe's counsel that the special committee would be willing to entertain a formal proposal from The Vitamin Shoppe similar to the possible transaction discussed, but that the special committee could not comment on the hypothetical price discussed. However, it would explore any formal proposal from The Vitamin Shoppe with its financial advisors.

On November 29, 2000, the special committee held a meeting by teleconference to hear a report from representatives of Houlihan Lokey regarding their due diligence review of VitaminShoppe.com. Houlihan Lokey indicated that its analysis was substantially complete and that it would be prepared to make a written presentation to the special committee during the following week, if requested. However, the special committee did not ask for a presentation from Houlihan Lokey at that time. The members of the special committee also updated Houlihan Lokey regarding the possible transaction discussed with counsel to The Vitamin Shoppe, and counsel to the special committee gave an update on their continuing discussions with The Vitamin Shoppe's counsel.

On December 1, The Vitamin Shoppe's counsel informed the special committee's counsel that it was discussing the terms of a recombination proposal with its senior lender and expected to be able to deliver a formal proposal to VitaminShoppe.com the following week. Over the next two weeks, the special committee's counsel had further discussions with The Vitamin Shoppe's counsel regarding the timing of its proposal, and The Vitamin Shoppe's counsel continued to indicate that it was in discussions with its senior lender and expected to deliver a formal proposal shortly.

On December 19, 2000, VitaminShoppe.com received a written proposal from The Vitamin Shoppe to recombine VitaminShoppe.com with The Vitamin Shoppe, which was forwarded to counsel for the special committee. The written proposal outlined the terms of a potential recombination, including a price of $1.00 per share for all shares of Class A common stock (including Class A common stock held by holders that, directly or indirectly and together with their affiliates also held stock in The Vitamin Shoppe), and structured the transaction as a merger of VitaminShoppe.com with and into The Vitamin Shoppe subject to various conditions, including (i) approval and recommendation by the special committee,
(ii) the receipt by VitaminShoppe.com of a fairness opinion from its independent financial advisor, (iii) approval by The Vitamin Shoppe's board of directors and
(iv) The Vitamin Shoppe obtaining the approval of its senior lenders and subordinated debt holders. Later that day, the special committee held a meeting by teleconference at which counsel reviewed the terms of the written proposal as described above. Counsel for the special committee also noted that VitaminShoppe.com intended to issue a press release with regard to The Vitamin Shoppe's proposal and that The Vitamin Shoppe intended to file a Schedule 13D with the SEC with respect to its proposal. The press release was issued on December 19, 2000, and the Schedule 13D was filed on December 20, 2000.

On December 21, 2000, the special committee held a meeting by teleconference to continue its discussion of The Vitamin Shoppe's proposal and to hear a preliminary oral report from Houlihan Lokey. The representatives of Houlihan Lokey updated the special committee regarding the additional steps it had taken with respect to its valuation of VitaminShoppe.com and noted that it had reviewed, among other things, the "call log" maintained by PaineWebber in connection with the prior sale process and that PaineWebber had approached 22 potential strategic buyers. Based solely on its review of the "call log," Houlihan Lokey noted that the companies contacted by PaineWebber appeared to be appropriate. Houlihan Lokey did not assess if any other company should have been contacted. Houlihan Lokey also summarized its valuation process with respect to VitaminShoppe.com, noting that it had conducted various different preliminary valuation analyses, including deriving valuation indications based on the public market, comparable companies, and comparable transactions approaches. Houlihan Lokey suggested various preliminary value indications to the special committee, which value indications ranged from $0.34/share to $0.41/share, assuming 20,359,074 shares of common stock issued and outstanding (including the shares of common stock held by The Vitamin Shoppe). Houlihan Lokey also summarized its preliminary liquidation value analysis of VitaminShoppe.com and noted that the preliminary value indications of VitaminShoppe.com's liquidation value were significantly less than those derived using the aforementioned approaches. The special committee deferred asking Houlihan Lokey for its opinion as to the fairness, from a financial point of view, of the proposed price of $1.00 per share of Class A common stock until Houlihan Lokey's presentation of its final fairness analysis.

The special committee updated Houlihan Lokey on The Vitamin Shoppe's written proposal, and Houlihan Lokey made certain recommendations with respect to the proposal, including a suggestion that the special committee negotiate for a higher price based on the unique value of VitaminShoppe.com specifically to The Vitamin Shoppe. In this regard, Houlihan Lokey noted that VitaminShoppe.com had a substantial net operating loss that could benefit The Vitamin Shoppe, as VitaminShoppe.com's existing majority stockholder. Assuming The Vitamin Shoppe could use, without limitation, all of VitaminShoppe.com's net operating losses to offset certain assumed future income and assuming a 40% federal tax rate and discount rates ranging from 15% to 20%, Houlihan Lokey estimated that a hypothetical value to The Vitamin Shoppe of VitaminShoppe.com's net operating losses could be approximately $0.68/share, assuming 20,359,074 shares of common stock issued and outstanding (including the shares of common stock held by The Vitamin Shoppe). Houlihan Lokey noted that such analysis was highly speculative as Houlihan Lokey did not have any business plans or detailed financial forecasts for The Vitamin Shoppe and that the assumed levels of The Vitamin Shoppe's future pretax income were based upon various unverified assumptions, including that there would be no future change of control of The Vitamin Shoppe. The special committee noted that VitaminShoppe.com's net operating loss would not have a similar value to potential third party buyers because of federal tax regulations that limit the use of net operating losses following a change of control of a company. Houlihan Lokey also noted that VitaminShoppe.com possessed other intangible assets, including the non-competition provisions of the Trademark Agreement and potential cost savings, which could be more valuable to, or more likely to be realizable by, The Vitamin Shoppe than other potential third parties. During this telephonic discussion, Houlihan Lokey specifically noted that its analysis of the hypothetical value of VitaminShoppe.com to The Vitamin Shoppe was provided to the special committee as a negotiating aid but was not part of its valuation or fairness analysis because of the speculative nature of the value of the net operating loss and other intangible assets identified.

Counsel for the special committee noted that they had received a draft agreement of merger from The Vitamin Shoppe's counsel earlier that day, but had not yet had an opportunity to review it. After Houlihan Lokey disconnected from the teleconference and following further discussion among the members of the special committee, the special committee authorized Mr. Vigano to represent it in negotiating with The Vitamin Shoppe regarding its recombination proposal.

During the following two weeks, Mr. Vigano and counsel for the special committee held various conference calls with VitaminShoppe.com's counsel, Kaye Scholer LLP, Houlihan Lokey and The Vitamin Shoppe's counsel to negotiate the terms of the proposed recombination, specifically discussing provisions with respect to
(i) VitaminShoppe.com's cash position at the time of closing, (ii) approval of The Vitamin Shoppe's senior lenders, subordinated note holders and stockholders,
(iii) approval of the merger by a majority of VitaminShoppe.com's holders of Class A common stock voting on the matter, (iv) transfer restrictions on the VitaminShoppe.com common stock held by The Vitamin Shoppe, (v) the closing condition regarding dissenters' rights, and (vi) the definition of "material adverse change" for purposes of the closing conditions. Mr. Vigano and counsel for the special committee also held various conference calls with Ms. Sardini, Houlihan Lokey and VitaminShoppe.com's counsel regarding the financial condition of VitaminShoppe.com and especially its deteriorating cash position.

Mr. Vigano also held various discussions with Howard Romanow, a director of The Vitamin Shoppe, whom the board of directors of The Vitamin Shoppe had appointed to represent it in negotiating with VitaminShoppe.com regarding its recombination proposal, including a meeting on January 7, 2001 in which Houlihan Lokey participated. During these discussions, Mr. Vigano and Mr. Romanow negotiated various issues with respect to the terms of the recombination proposal, including provisions with respect to the issues mentioned above and the cash price to be paid by The Vitamin Shoppe to the holders of Class A common stock. Throughout these discussions, Mr. Romanow maintained that The Vitamin Shoppe was not willing to pay more than $1.00 per share. On January 9, 2001, Mr. Romanow confirmed to Mr. Vigano that the $1.00 per share of Class A common stock offered by The Vitamin Shoppe was the maximum price that it was willing to pay.

On January 10, 2001, the special committee held a meeting (1) to hear reports from Mr. Vigano and counsel to the special committee regarding their negotiations with The Vitamin Shoppe, (2) to hear a report from Houlihan Lokey regarding its valuation analyses of VitaminShoppe.com, (3) to hear Houlihan Lokey's evaluation of the fairness of the $1.00 per share merger consideration to be paid to the holders of Class A common stock pursuant to the terms of the proposed recombination proposal, and (4) to consider the special committee's recommendation to the VitaminShoppe.com board of directors. At this meeting, Houlihan Lokey advised the special committee that, in its opinion, as of that date and based on and subject to the limitations, assumptions and qualifications set forth in its written opinion, the proposed merger consideration of $1.00 per share in cash to be received by holders of Class A common stock was fair to such holders from a financial point of view. After discussing the reports presented by Mr. Vigano, counsel to the special committee and Houlihan Lokey, the special committee discussed with its advisors the strategy for moving forward with The Vitamin Shoppe and determined that pursuing a transaction with The Vitamin Shoppe would be more likely to result in greater value to its holders of Class A common stock than VitaminShoppe.com's other alternatives. The special committee instructed its advisors to continue negotiations with The Vitamin Shoppe regarding the following provisions of the proposed recombination: (i) the cash price to be paid by The Vitamin Shoppe to the holders of Class A common stock,
(ii) VitaminShoppe.com's cash position at the time of closing, (iii) approval of The Vitamin Shoppe's senior lenders and subordinated debt holders, (iv) the closing condition regarding dissenters' rights and (v) the definition of "material adverse change" for purposes of the closing conditions.

On January 10, 2001 and January 11, 2001, Mr. Vigano and counsel for the special committee held additional conference calls with the management of VitaminShoppe.com, counsel for VitaminShoppe.com, Mr. Romanow and counsel for The Vitamin Shoppe regarding the issues described above. On January 11, 2001, Mr. Romanow again informed Mr. Vigano that the $1.00 per share of Class A common stock offered by The Vitamin Shoppe was the maximum price that it was willing to pay.

On the morning of January 12, 2001, the special committee held a meeting by teleconference to discuss the status of the continuing negotiations with The Vitamin Shoppe. Mr. Vigano and counsel for the special committee reported that all of the outstanding issues with The Vitamin Shoppe had been resolved on terms that they considered satisfactory, except that two issues remained regarding certain information in the disclosure schedules provided to The Vitamin Shoppe by VitaminShoppe.com. Counsel to the special committee also informed the special committee of a telephone call that VitaminShoppe.com had received from a party interested in purchasing VitaminShoppe.com for use as a "Nasdaq shell company." After discussion, the special committee determined that the proposed transaction was not feasible given VitaminShoppe.com's deteriorating cash position and the amount of time that would be required to negotiate and structure the transaction. Following discussions, the special committee unanimously determined, that assuming resolution of the remaining issues on terms acceptable to counsel to the special committee, the merger of VitaminShoppe.com with and into The Vitamin

Shoppe on the terms set forth in the agreement of merger was fair to, advisable, and in the best interests of the holders of VitaminShoppe.com's Class A common stock, including the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe. The special committee further determined, upon resolution of the remaining issues on terms acceptable to its counsel, to recommend to the board of directors of VitaminShoppe.com that the board (i) determine that the proposed merger is fair to, advisable, and in the best interests of holders of VitaminShoppe.com's Class A common stock, including the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe, (ii) approve and adopt the agreement of merger and the other transactions contemplated by the agreement of merger, including the merger, and (iii) recommend the approval of the merger and the adoption of the agreement of merger by the stockholders of VitaminShoppe.com. Prior to the board of directors meeting, the remaining issues with respect to the agreement of merger were resolved on terms acceptable to counsel for the special committee.

On January 12, 2001, the entire board of directors of VitaminShoppe.com met. Management of VitaminShoppe.com gave a presentation regarding VitaminShoppe.com's current financial status, including its cash position and deteriorating financial condition. Kaye Scholer reviewed the board's fiduciary duties, the terms of the transaction and the agreement of merger. Houlihan Lokey reviewed its valuation analyses of VitaminShoppe.com and its analysis of the fairness, as of January 10, 2001, of the merger consideration from a financial point of view. Houlihan Lokey rendered to each of the special committee and the board of directors of VitaminShoppe.com its oral and written opinions dated January 10, 2001 to the effect that, as of such date and based on and subject to the matters described in its opinion, the merger consideration was fair from a financial point of view to the holders of VitaminShoppe.com Class A common stock. The chairman of the special committee advised the board of directors that, after extensive discussion and analysis, the special committee had unanimously determined that the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, are fair to, advisable, and in the best interests of the holders of VitaminShoppe.com's Class A common stock, including the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe. The special committee unanimously recommended to the board of directors that it approve the agreement of merger and the merger and recommend to stockholders that the merger be approved.

Thereafter, the board of directors of VitaminShoppe.com considered the special committee's recommendation and determined that the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, are fair to, advisable, and in the best interests of the holders of VitaminShoppe.com's Class A common stock, including the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe. The board of directors also resolved that the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, should be submitted to a stockholders' special meeting and recommended that the stockholders approve these matters put before them for consideration. All of the members of the board of directors present at the meeting voted in favor of such determinations and resolutions. Dr. Woodson Merrell was unable to attend the meeting, but had recommended that the board of directors approve the agreement of merger in his capacity as a member of the special committee and has confirmed that he would have voted in favor of the merger had he been able to attend. In making its decision, the board of directors noted that they were aware of and considered the fact that a number of the members of the board of directors and the officers of VitaminShoppe.com have interests in the merger that are different from, or in addition to, the interests of VitaminShoppe.com stockholders generally. See the section captioned "Interests of Certain Persons in the Merger."

Subsequent to the board meeting, the respective parties entered into the agreement of merger described in this proxy statement. Immediately thereafter, VitaminShoppe.com issued a press release announcing the execution of the agreement of merger.

VITAMINSHOPPE.COM'S PURPOSE AND REASONS FOR THE MERGER

Recommendation of the special committee. The special committee and the board of directors have each determined that the agreement of merger is fair to, advisable, and in the best interests of the holders of VitaminShoppe.com's Class A common stock, including the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe. The special committee unanimously recommended that VitaminShoppe.com's board of directors approve the agreement of merger and the merger. The special committee also unanimously recommended that VitaminShoppe.com's board of directors recommend the approval and adoption of the agreement of merger and the merger by the stockholders.

In the course of reaching its decision to approve the agreement of merger and the transactions contemplated by the agreement, including the merger, the special committee consulted with VitaminShoppe.com's management, as well as the special committee's outside legal counsel and financial advisor, and considered a number of factors, both positive and negative, including the following material factors:

o the financial presentation of Houlihan Lokey, including its opinion, delivered on January 10, 2001 and attached as Annex B, that the merger consideration is fair, from a financial point of view, to holders of Class A common stock, and the special committee's adoption of the conclusion and analyses of Houlihan Lokey contained in its fairness opinion;

o the fact that, in light of VitaminShoppe.com's deteriorating financial condition and given the special committee's familiarity with VitaminShoppe.com's business, any potential renegotiation of the intercompany agreements would only be a short-term solution enabling VitaminShoppe.com to continue operations for a few additional months and, consequently, it no longer appeared feasible to continue to operate VitaminShoppe.com as an independent publicly-held company, which the special committee considered as weighing in favor of the merger;

o the inability to find an appropriate purchaser or strategic partner for VitaminShoppe.com (alone or together with The Vitamin Shoppe) during the sale process undertaken by PaineWebber, which the special committee believed to be appropriate based on PaineWebber's presentation to the VitaminShoppe.com board of directors and Houlihan Lokey's discussions with the special committee and which the special committee considered as weighing in favor of the merger;

o the fact that, based on PaineWebber's discussions with the VitaminShoppe.com board of directors and the special committee's own knowledge of the current market and

     VitaminShoppe.com's business, it did not seem feasible to raise additional funds through a financing or the equity markets, which the special committee considered as weighing in favor of the merger;

o the possibility of restructuring or liquidating VitaminShoppe.com under Federal bankruptcy laws, including Houlihan Lokey's analysis of VitaminShoppe.com's liquidation value, which resulted in an implied value significantly lower than the proposed merger consideration, and the possible difficulties faced by VitaminShoppe.com in assigning its Trademark Agreement with The Vitamin Shoppe in a bankruptcy proceeding, both of which the special committee considered as weighing in favor of the merger;

o the accelerated timing and relative certainty of the proposed merger, including the fact that the merger was not conditioned on The Vitamin Shoppe's ability to obtain financing or its completion of due diligence, which the special committee considered as weighing in favor of the merger, although the special committee also noted as a negative factor that the merger was conditioned on the approval of The Vitamin Shoppe's lenders;

o that The Vitamin Shoppe was the most logical buyer for VitaminShoppe.com because, among other things, it could most effectively use
     VitaminShoppe.com's net operating loss against possible future income of the combined company, which the special committee considered as weighing in favor of the merger;

o that, based on the per share closing price as of December 19, 2000, the last trading day prior to the announcement of the transaction, the consideration to be paid to the holders of Class A common stock in the merger represented a 222% premium over the trading price of the shares, which the special committee considered as weighing in favor of the merger;

o the significant decline in trading prices for VitaminShoppe.com's Class A common stock from its initial public offering price of $11.00/share and in trading prices for Internet companies in general, which the special committee considered as weighing in favor of the merger; during the period beginning on October 8, 1999, the day of VitaminShoppe.com's initial public offering, and ending on December 19, 2000, the last trading day prior to the announcement of the transaction, the highest closing price of VitaminShoppe.com's Class A common stock was $17.1875 and the lowest closing price was $0.25;

o that holders of VitaminShoppe.com Class A common stock would lose liquidity for the Class A common stock if Nasdaq de-listed VitaminShoppe.com as proposed, which the special committee considered as weighing in favor of the merger;

o that the consideration to be received by VitaminShoppe.com stockholders in the agreement of merger consists entirely of cash, which the special committee did not consider as weighing in favor of or against the merger;

o that the agreement of merger permits VitaminShoppe.com to provide information and participate in negotiations with respect to unsolicited acquisition proposals if the board of directors determines, in consultation with its outside counsel and the special committee, that such action is necessary to comply with the fiduciary duties of the board of directors, which, as a whole, the special committee considered as weighing in favor of the merger, although the special committee also noted as a negative factor that, notwithstanding this provision of the agreement of merger, VitaminShoppe.com could not sell itself unless The Vitamin Shoppe approved of the transaction; and

o that holders of Class A common stock may demand dissenters' rights under the Delaware General Corporation Law, which the special committee considered as weighing in favor of the merger, although the special committee also noted as a negative factor that The Vitamin Shoppe has the ability to terminate the agreement of merger if 5% or more of VitaminShoppe.com's issued and outstanding shares (which represents approximately 14% of the Class A common stock) exercise dissenters' rights.

The special committee also considered the potential adverse factors of the proposed merger, including:

o that many of the holders of Class A common stock of VitaminShoppe.com would lose significant portions of their investment, which the special committee considered as weighing against the merger;

o that the merger is not conditioned upon the approval of a majority of the stockholders who are not affiliated with The Vitamin Shoppe, which the special committee considered as weighing against the merger; however, the special committee concluded that, because of VitaminShoppe.com's deteriorating financial condition, the certainty and timing of completing the merger was important and did not insist upon this condition;

o that the merger is conditioned on the approval of The Vitamin Shoppe's lenders, which the special committee considered as weighing against the merger;

o the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger, which the special committee considered as weighing against the merger; and

o the risk that the merger is not completed, including because of the termination rights of The Vitamin Shoppe under the agreement of merger and certain closing conditions, such as the requirement for consent of its lenders and the uncertainty of being able to meet certain covenants relating to the operations of the business of VitaminShoppe.com in the ordinary course of business and the payment of its "ongoing obligations," which the special committee considered as weighing against the merger.

The members of the special committee were also aware of and considered the fact that the interests of The Vitamin Shoppe were adverse to the interests of the public stockholders because the two groups are on opposite sides of the proposed merger transaction and that the interests of certain directors of VitaminShoppe.com were different than the interests of the public stockholders because those directors would continue to have an indirect interest in VitaminShoppe.com's business through their ownership of The Vitamin Shoppe stock. The special committee did not consider these facts as weighing in favor of or against the merger. See "Interests of Certain Persons in the Merger." The special committee did not deem the net book value of VitaminShoppe.com relevant to its determination relating to the merger because it considered net book value to be an accounting concept rather than a valuation measure.

The foregoing discussion addresses the material information and factors considered by the special committee in its consideration of the merger, including factors that support the merger as well as those that may weigh against it. In view of the variety of factors considered in reaching its determination, the special committee did not find it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendations. In addition, the individual members of the special committee may have given different weight to different factors.

Recommendation of the board of directors. The board of directors consists of eight directors, three of whom served on the special committee. At the January 12, 2001 meeting of the board of directors, the special committee, with its legal and financial advisors participating, reported to the board of directors on the special committee's review of the agreement of merger, including the financial terms of the proposed merger, and the factors taken into account by the special committee in reaching its determination to recommend that the board of directors approve the agreement of merger. The material information and factors considered by the board of directors in its consideration of the merger were the same factors considered by the special committee, including those factors that support the merger as well as those that may weigh against it. The board of directors also considered the financial presentation and opinion of Houlihan Lokey, delivered on January 10, 2001 and attached as Annex C, that the merger consideration is fair, from a financial point of view, to holders of Class A common stock, and the board of directors adopted the conclusions and analyses of Houlihan Lokey contained in its fairness opinion as its own. In addition, the board of directors considered the conclusions and recommendations of the special committee and believes that these factors supported the board of directors' determination to approve and recommend that the stockholders approve the agreement of merger. The board of directors also considered that The Vitamin Shoppe holds 64.3% of the equity of VitaminShoppe.com and 91.5% of the voting power.

Fairness of the Merger. The board of directors, including the members of the special committee, also believes that the merger is procedurally fair because, among other things:

o the special committee consisted of three independent directors who were appointed by the board of directors to represent solely the interests of holders of VitaminShoppe.com's Class A common stock;

o the special committee retained and received advice from independent legal and financial advisors; and

o the special committee conducted all negotiations on behalf of VitaminShoppe.com, and the negotiations were extensive. The special committee devoted substantial time and effort in evaluating the terms and conditions of agreement of merger and the merger consideration.

Other than in their capacity as members of the special committee, board of directors of VitaminShoppe.com or board of directors of The Vitamin Shoppe, no director or executive officer of VitaminShoppe.com has made a recommendation either in support of or opposed to the transaction.

OPINION OF SPECIAL COMMITTEE'S FINANCIAL ADVISOR

The special committee retained Houlihan Lokey to render an opinion as to the fairness, from a financial point of view, to the holders of shares of Class A common stock of VitaminShoppe.com of the consideration to be received by them in the merger under the agreement of merger.

The full text of Houlihan Lokey's written opinions to each of the special committee and the board of directors dated January 10, 2001, which set forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken, are attached as Appendices B and C, respectively, and are incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of such opinions. Stockholders of VitaminShoppe.com are urged to, and should, read the opinions in their entirety. The engagement of Houlihan Lokey and its opinions are for the benefit of the special committee and VitaminShoppe.com's board of directors. The opinions address only the fairness, from a financial point of view, of the Consideration to be received by the holders of shares of Class A common stock in the merger and do not constitute a recommendation to any stockholder as to how to vote with respect to the merger.

For purposes of formulating the opinions, Houlihan Lokey, among other things,
(i) met with certain members of the senior management of VitaminShoppe.com to discuss the operations, financial condition, prior efforts to sell VitaminShoppe.com, future prospects and projected operations and performance of VitaminShoppe.com; (ii) visited VitaminShoppe.com's headquarters and business offices; (iii) reviewed VitaminShoppe.com's annual reports to shareholders and Form 10-K for the fiscal years ended December 31, 1998 and 1999 and quarterly reports on Form 10-Q for the three quarters ended September 30, 1999 and 2000, and VitaminShoppe.com's draft interim financial statements for the eleven month period ended November 30, 2000, which VitaminShoppe.com's management identified as being the most current financial statements available; (iv) reviewed forecasts and projections prepared by VitaminShoppe.com's management with respect to VitaminShoppe.com for the years ended December 31, 2000 and 2001; (v) reviewed copies of certain intercompany agreements between VitaminShoppe.com and The Vitamin Shoppe; (vi) reviewed the Schedule 13-D filed on behalf of The Vitamin Shoppe on December 20, 2000; (vii) reviewed certain documents related to the merger, including the January 9, 2001 draft of the agreement of merger;
(viii) discussed certain matters with Paul, Weiss, Rifkind, Wharton & Garrison, legal counsel to the special committee; (ix) reviewed the historical market prices and trading volume for VitaminShoppe.com's publicly traded securities;
(x) reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed comparable to VitaminShoppe.com, and publicly available prices and premiums paid in other mergers that Houlihan Lokey considered similar to the proposed transaction; and (xi) conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon the accuracy and completeness of all financial, accounting, legal, tax, operating and other information provided to it by VitaminShoppe.com and assumed that all such information was complete and accurate in all material respects, that no material changes occurred in the information reviewed between the date the information was provided and the date of the opinions or in the assets, financial condition, business or prospects of VitaminShoppe.com and that there were no facts or information regarding VitaminShoppe.com that would cause the information supplied to Houlihan Lokey to be incomplete or misleading in any material respect. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to VitaminShoppe.com and does not assume responsibility for the accuracy or completeness of such information.

With respect to the financial projections and pro forma financial statements and adjustments provided to Houlihan Lokey, all of which were provided by the management of VitaminShoppe.com, Houlihan Lokey assumed that such projections and pro forma financial statements and adjustments were reasonably prepared on a basis consistent with actual historical experience, reflected the best currently available estimates and good faith judgments of the management of VitaminShoppe.com, and could reasonably be relied upon.

Houlihan Lokey was not asked to, and did not, conduct a market survey to determine the interest of other potential acquirers of VitaminShoppe.com or otherwise solicit, or assist VitaminShoppe.com in soliciting, any third party indications of interest in acquiring all or any part of VitaminShoppe.com. Furthermore, Houlihan Lokey was not requested to consider, and Houlihan Lokey expressed no opinion as to, the relative merits of the merger as compared to any alternative business strategies that might exist for VitaminShoppe.com or the effect of any other transaction in which VitaminShoppe.com might engage.

Houlihan Lokey did not make an independent evaluation, appraisal or valuation of any assets or liabilities of VitaminShoppe.com, nor was Houlihan Lokey furnished with any such evaluations, appraisals or valuations. In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond VitaminShoppe.com's control and are not susceptible to accurate prediction. While Houlihan Lokey believes that its review, as described herein, is an adequate basis for the opinions it expressed, the opinions are necessarily based upon market, economic and other conditions that exist and could be evaluated as of the date of the opinions, and any change in such conditions could require a re-evaluation of the opinions.

The opinions addressed only the financial fairness, as of the date of the opinions, of the consideration to be received by the holders of Class A common stock in the merger and did not address any other terms or conditions of the merger agreement or any related documents, the tax or legal consequences of the merger, including the tax or legal consequences to the stockholders, the fairness of any aspect of the merger not expressly addressed in the opinions, the relative merits of the merger or any alternatives to the merger, VitaminShoppe.com's decision to proceed with or the effect of the merger, or any other aspect of the merger. No restrictions or limitations were imposed by VitaminShoppe.com upon Houlihan Lokey with respect to the investigation made or the procedures followed in rendering its opinions.

The special committee retained Houlihan Lokey based upon Houlihan Lokey's experience in the valuation of businesses and their securities in connection with mergers, acquisitions, recapitalizations and similar transactions. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services in connection with mergers and acquisitions, leveraged buyouts, business valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings, and private placements of debt and equity securities.

Houlihan Lokey has no prior relationship with VitaminShoppe.com. Houlihan Lokey was retained by The Vitamin Shoppe in 1997 to provide certain advisory services for which it was paid a fee of $35,000. Houlihan Lokey has not provided any services to The Vitamin Shoppe since 1997.

VitaminShoppe.com paid Houlihan Lokey a fee for rendering its opinion and providing certain advisory services, no portion of which was contingent upon the opinion being favorable or on the closing of the merger. VitaminShoppe.com also agreed to indemnify Houlihan Lokey and related persons against certain liabilities, including liabilities under Federal securities laws, arising out of the engagement of Houlihan Lokey, and to reimburse Houlihan Lokey for certain expenses.

The opinions did not constitute a recommendation to the special committee or the board of director's on whether or not to support the merger and recommend it to VitaminShoppe.com's stockholders and does not constitute a recommendation to stockholders as to whether or not to vote in favor of the merger.

The following is a brief summary of the material analyses performed by Houlihan Lokey in rendering its opinions to the special committee and the board of directors of VitaminShoppe.com.

The Public Market Approach. Because VitaminShoppe.com is a publicly traded company, Houlihan Lokey considered the valuation ascribed to the company by the public markets. Houlihan Lokey analyzed historical stock prices of VitaminShoppe.com in relation to the proposed merger consideration of $1.00 per share of Class A common stock. Since its initial public offering in October 1999, the closing price of VitaminShoppe.com Class A common stock has ranged from $0.25 to $17.19 per share. For the 30-day period before the announcement of the proposed merger, the closing price of VitaminShoppe.com ranged between $0.25 per share to $0.47 per share. Houlihan Lokey considered the trading range during this 30-day period to be the most relevant for purposes of its Public Market analysis. Considering the high and low stock price of VitaminShoppe.com during the 30-day period before the announcement of the proposed merger, and applying a 15 percent control premium to these values to estimate a controlling interest value of VitaminShoppe.com, Houlihan Lokey noted that this approach resulted in implied equity values of VitaminShoppe.com of approximately $5.5 million to $10.6 million, or $0.27 to $0.52 per share, based on 20,359,074 shares issued and outstanding (including shares owned by The Vitamin Shoppe). The 15 percent control premium was selected based upon a review and analysis of premiums paid in transactions involving publicly traded companies, including Internet companies.

The Market Multiple Approach. The market multiple approach is a widely-used valuation methodology in which the value of a company is determined based upon the trading multiples of comparable publicly-traded companies. This approach can involve the determination of a level of revenues or gross profits, which are considered to be representative of the future performance of the company, and capitalizing these figures by a risk-adjusted multiple. Often, a control premium is applied to the market multiple approach valuation indication to reflect the premium a hypothetical buyer might pay to acquire control of a company.

Houlihan Lokey reviewed certain financial information for two tiers of public companies that it deemed to be comparable to VitaminShoppe.com by Houlihan Lokey. The first tier of comparable companies included the following four publicly traded online health-related retailers: Drugstore.com, Inc., HealthCentral.com, Inc., MotherNature.com, Inc., and PlanetRx.com, Inc. The second tier of comparable companies included the following five publicly traded online, non-health-related retailers: 1-800-FLOWERS.com, Inc., Amazon.com, Inc., Barnes&Noble.com, Inc., eToys, Inc., and pets.com, Inc.

For each of the comparable companies, Houlihan Lokey calculated, reviewed and analyzed numerous financial and operating performance ratios, as well as numerous market capitalization ratios, such as the enterprise value to the latest twelve months, latest quarter annualized and projected 2000 and 2001 revenues, the enterprise value to the latest twelve months, latest quarter annualized and projected 2000 and 2001 gross profit, and the enterprise value to the relevant Company's recent cash balance.

Based on the historical and projected results for VitaminShoppe.com, and applying the valuation metrics that Houlihan Lokey deemed most relevant, Houlihan Lokey noted that the market multiple analysis resulted in an implied enterprise value of approximately $5.8 million, or $0.28 per share, based on 20,359,074 shares issued and outstanding (including shares owned by The Vitamin Shoppe). This value indication included a 15 percent premium for control, which was selected based upon a review and analysis of premiums paid in transactions involving publicly traded companies, including Internet companies.

There are inherent differences between the businesses, operations, and prospects of VitaminShoppe.com and the comparable companies used in the market multiple analysis. Accordingly, Houlihan Lokey believed that it was inappropriate to, and therefore did not, rely solely on the above-described quantitative results of the market multiple analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of VitaminShoppe.com and the comparable companies that would, in Houlihan Lokey's opinion, affect the public market valuation of such companies.

The Transaction Approach. The transaction approach is similar to the market multiple approach in that the value of a company is based upon multiples of other companies. A key difference between the transaction approach and the market multiple approach is that the public company multiples used in the transaction approach are based upon transaction values instead of non-transaction trading prices. Houlihan Lokey analyzed certain financial performance measures for numerous business combination transactions involving online retail companies in both the health and non-health related industries. No company or transaction used in the analysis described above was directly comparable to the proposed merger. In performing its analysis, Houlihan Lokey considered that the merger and acquisition transaction environment varies over time because of, among other things, interest rate and equity market fluctuations, industry results, and growth expectations. Houlihan Lokey reviewed the comparable transactions to determine an appropriate range of multiples of revenue paid for online retailers. A multiple of revenues determined from this analysis was then applied to VitaminShoppe.com's revenues to determine an implied value of VitaminShoppe.com. Based on historical financial results for VitaminShoppe.com, and the selected multiples, the comparable transaction analysis resulted in an implied enterprise value of approximately $7.5 million, or $0.37 per share, based on 20,359,074 shares issued and outstanding (including shares owned by The Vitamin Shoppe).

The Liquidation Approach. The liquidation approach was also used in light of VitaminShoppe.com's statement in its Form 10-Q for the quarter ended September 30, 2000 that it expected to have insufficient cash to operate beyond the first quarter 2001. In the liquidation analysis, VitaminShoppe.com's liabilities were subtracted from an estimate of VitaminShoppe.com's asset values in liquidation to determine the recovery to VitaminShoppe.com's stockholders. This analysis resulted in an implied valuation of approximately $4 million, or $0.20 per share, based on 20,359,074 shares issued and outstanding (including shares owned by The Vitamin Shoppe). This implied valuation did not incorporate the costs to liquidate VitaminShoppe.com.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made the qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or portions of this summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses undertaken by it in connection with the opinion.

The estimates contained in Houlihan Lokey's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which VitaminShoppe.com might actually be sold.

CERTAIN FORWARD-LOOKING INFORMATION

VitaminShoppe.com does not, as a matter of course, make public forecasts or projections as to its future financial results. However, VitaminShoppe.com's management prepared internal projections of operating data and cash flows and our management routinely updated its projections for its monthly meetings of the board of directors. In anticipation of the meeting of the board of directors that took place on November 16, 2000, our management prepared an updated set of projections (the "November Projections"). At the November board meeting, a copy of the November Projections was provided to the members of the board of directors, including members of the special committee and members who are officers and directors of The Vitamin Shoppe. A copy of the November Projections was also delivered to Houlihan Lokey in connection with its review of VitaminShoppe.com. There was no December meeting of our board of directors.

In anticipation of the meeting of the board of directors that took place on January 12, 2001, our management prepared another updated set of projections (the "January Projections") in a format different from the November Projections. The January Projections focused on estimates for the first few months of 2001 with particular emphasis on the cash burn rate. At the January board meeting, a copy of the January Projections was provided to the members of the board of directors, including members of the special committee and members who are officers and directors of The Vitamin Shoppe. A draft of the cash flow data portion of the January Projections was provided to the special committee in late December and was provided to The Vitamin Shoppe and its representatives in connection with the negotiation of the agreement of merger.

VitaminShoppe.com did not prepare any of its projections, including the November Projections and January Projections, with a view to public disclosure or with a view toward complying with the guidelines established by the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement are cautioned not to place undue reliance on the projected financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information. VitaminShoppe.com believes that, because projections of this type are based on a number of significant uncertainties and contingencies, all of which are difficult to predict and most of which are beyond our control, there is substantial doubt that any of these projections will be realized.

The projections summarized below are based upon a variety of assumptions, including VitaminShoppe.com's ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond VitaminShoppe.com's control. You should understand that many important factors, in addition to those discussed elsewhere in this proxy statement, could cause our results to differ materially from those expressed in forward-looking statements. These factors include our competitive environment, economic and other market conditions in which we operate, cyclical and seasonal fluctuations in our operating results and matters affecting business generally. Please see "Forward-Looking Statements."

Set forth below is a summary of the November Projections. They have not been updated to account for the estimated results of the fourth quarter 2000 or the many other changes to our business that have occurred since these projections were prepared. Management of VitaminShoppe.com believes that certain material assumptions upon which the November Projections were made have become untrue or otherwise unreliable. Among other things, the November Projections assumed the waiver from October 2000 onward of payments to The Vitamin Shoppe of indirect expense allocations and upcharges associated with product cost and fulfillment under the intercompany agreements between VitaminShoppe.com and The Vitamin

Shoppe. In general, the November Projections were based on trends exhibited throughout 2000 and on a need to conserve cash. The underlying assumptions are as follows:

o Revenues. Projected revenues reflect the impact of substantially reduced marketing expenditures from the levels in 2000. The lower marketing expenditures are assumed to have a negative effect on new customer acquisition. While revenues are favorably impacted by less discounting and promotional pricing, these practices are assumed to have a somewhat negative and offsetting impact on repeat buying patterns. Revenues here do not include shipping and handling revenues, which are netted against shipping and handling costs and carried as a net expense item. Beginning in the fourth quarter 2000, but not incorporated in these projections, VitaminShoppe.com implemented EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, which requires that amounts billed to customers related to shipping and handling be recorded as net revenue and costs related to shipping and handling be recorded as cost of goods sold. Prior periods were restated for this change.

o Gross Margin. The gross margin percentage, which does not include the impact of shipping and handling revenues and expenses, reflects the upward trend that began in Q3 00 when the company began changing its pricing practices. The gross margin is projected to be higher in 2001 than in the first half of 2000 as a result of generally higher prices from less discounting and fewer price promotions.

o Expenses. Expenses for 2001 are projected in this estimate to be nearly $22 million lower than the 2000 actual expenses, reflecting steps to be taken to conserve cash. The expense reduction is largely attributable to:

     o    Significantly lower marketing expenditures.

     o The absence of intercompany trademark license fees, administrative allocations and supply and fulfillment upcharges associated with the intercompany agreements.

     o    Reduced payroll expenses resulting from lower staffing levels.

     o Lower facilities expenses resulting from moving offices from New York City to The Vitamin Shoppe headquarters in New Jersey.

o Net Income. Net Income in the 2001 projection does not include a tax benefit from the joint filing with The Vitamin Shoppe of New York State and New York City income tax returns. That benefit for both 1999 and 2000 is included in the 2000 actual financials.

Moreover, the operating data projections included in the November Projections give no effect to the fact that we cannot operate our business after depleting our cash.

o    Cash. The projections include:

     o An estimated cash payment of $1.5 million to VitaminShoppe.com from The Vitamin Shoppe in connection with the joint filing of 1999 New York State and New York City income tax returns. Instead, after these projections were prepared and as provided by the terms of the Tax Allocation Agreement with The Vitamin Shoppe, VitaminShoppe.com established a note receivable due December 31, 2004 in the amount of the potential tax benefit.

     o The benefit of not paying in 2001 for Q4 00 intercompany trademark license fees, administrative allocations and supply and fulfillment upcharges associated with the intercompany agreements. These amounts were billed and paid subsequent to the preparation of these projections.

     o    Only those transition expenses associated with moving
          VitaminShoppe.com's headquarters from New York City to New Jersey.

                                                               UNAUDITED NOVEMBER 2000 PROJECTIONS
                                                              (in thousands, other than per share)
Operating Data:                                                         2001 (Projected)
                                                     Q1                Q2               Q3                Q4
                                                  ----------        ---------        ----------       ------------
Sales.....................................          7,028             6,558             6,863            7,169
Gross Margin..............................          3,016             2,814             2,945            3,076
Total Expenses............................          5,465             5,265             5,284            5,326
EBIT......................................         (2,449)           (2,451)           (2,339)          (2,250)
Net Income (Loss).........................         (2,463)           (2,470)           (2,354)          (2,262)
Net Income (Loss) Per Share...............          (0.12)            (0.12)            (0.12)           (0.11)

Cash Flow Data:
     Cash-beginning of period.............          4,185             3,551             1,267             (114)
     Cash-end of period...................          3,551             1,267              (114)          (1,206)

Set forth below is a summary of the January Projections. The January Income Statement projections for first quarter 2001 were intended as an estimate of the operational run-rate of VitaminShoppe.com in the event of a recombination with The Vitamin Shoppe and, as such, do not include any transition expenses. Because they were prepared as shorter term projections than are usual for VitaminShoppe.com, they include little or no provision for contingencies of any kind. The lack of such provision means that the occurrence of any adverse event or failure of any planned event to occur precisely as estimated would cause the January Projections to be unreliable. Except as noted, the assumptions are consistent with the November Projections for first quarter 2001.

The January Projections assume the following:

o Gross Margin. The margin is improved based on the more recent trend of a higher mix of sales of The Vitamin Shoppe brand product, which generates a higher margin, versus other brands.

o    Expenses.

     o Marketing expenses are virtually eliminated, leaving only minimal direct marketing. Indirect charges for the intercompany co-marketing agreement are eliminated.

     o Payroll expenses reflect the elimination of redundant staffing that would not be required in the event of a recombination.

     o All cost associated with VitaminShoppe.com's public company status have been eliminated.

     o No provision is made in the operating data for severance payments, the relocation of our headquarters, legal, accounting or other expenses related to the merger or this proxy statement.

The Cash Flow Data presented in the January 2001 projections for first quarter and April 2001 was intended to be comprehensive, including transition expenses, and, therefore, is not solely reflective of the run-rate Income Statement. The cash flow includes the impact of the following items, in addition to the revenues and expenses shown in the run-rate income statement:

o The elimination of the estimated cash payment of $1.5 million to VitaminShoppe.com from The Vitamin Shoppe in connection with the joint filing of 1999 New York State and New York City income tax returns. Rather than a cash payment, The Vitamin Shoppe has issued a five-year note receivable consistent with the tax sharing agreement between the two companies.

o The 2001 impact of full cash payment for Q4 00 intercompany charges consistent with the intercompany agreements between the two companies.

o An estimate of all transition related expenses payable through April 2001, including staffing, severance, the relocation of our headquarters, legal, accounting and other expenses.

                                                                  UNAUDITED JANUARY 2001 PROJECTIONS
                                                                 (in thousands, other than per share)
                                                  ---------------------------------------------------------------------
                                                   Jan. '01          Feb. '01           March '01             Q1
                                                  -----------        ----------        ------------        ------------
Net Sales.................................            2,666             2,175              2,175              7,015
Gross Margin..............................            1,228             1,002              1,002              3,231
Total Expenses............................            1,350             1,259              1,259              3,867
EBIT......................................             (122)             (257)              (257)              (636)

Cash Flow Data:                                    Jan. '01          Feb. '01           March '01         April '01
                                                  -----------        ----------        ------------        ------------
     Cash-beginning of period.............            4,150             2,350              1,518                474
     Cash-end of period...................            2,350             1,518                474                227

THE VITAMIN SHOPPE GROUP'S PURPOSE AND REASONS FOR THE MERGER

Each of The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz has informed us that its purpose for the merger is for The Vitamin Shoppe to acquire all of the shares of VitaminShoppe.com that The Vitamin Shoppe does not already own and to combine the businesses of the two companies in The Vitamin Shoppe. In determining to enter into the merger, The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz have informed us that they considered the following factors:

     (i) the business, operations, financial condition, operating results and prospects of VitaminShoppe.com, including the fact that (a) VitaminShoppe.com incurred an aggregate loss of approximately $58.6 million between July 1, 1999 and September 30, 2000, the end of the last full quarter prior to the signing of the merger agreement for which financial results had been reported, including losses of approximately $24.6 million for the nine months ended September 30, 2000; (b) VitaminShoppe.com continued to incur further losses of approximately $2.7 million for the quarter ended December 31, 2000; and (c) VitaminShoppe.com lacked prospects for continuing to operate or becoming profitable in the foreseeable future as an independent company in light of its continuing losses and lack of liquidity;

     (ii) the inability to find an appropriate purchaser or strategic partner for VitaminShoppe.com (alone or together with The Vitamin Shoppe) during the process conducted by PaineWebber, the inability of VitaminShoppe.com to raise additional funds through debt or equity financing and the lack of possible strategic alternatives to the agreement of merger;

     (iii) the trend toward the use of on-line retailing as one distribution channel in retailing businesses using multiple distribution channels rather than operating as a stand-alone business;

     (iv) the ability of The Vitamin Shoppe to add an on-line marketing channel quickly (which it was prohibited from doing under the intercompany agreements) and without significant Web site development time or costs by integrating VitaminShoppe.com's on-line capabilities, including its Web site, with the operations of The Vitamin Shoppe;

     (v) the merger would avoid the possible disruption in on-line sales of The Vitamin Shoppe's products that could occur in the event of the bankruptcy or liquidation of VitaminShoppe.com;

     (vi) the ability to reduce expenses on a combined basis through (a) continuing the reductions begun by VitaminShoppe.com in marketing, advertising and staffing expenses (estimated by VitaminShoppe.com in its November Projections to lower 2001 expenses by nearly $22 million from the 2000 level) and (b) the elimination of administrative, financial reporting, real estate and other redundant costs as well as the elimination of costs associated with the operation of VitaminShoppe.com as a public company (for example, as a private company, quarterly, annual or other periodic reports would no longer have to be filed with the SEC and annual reports and proxy statements would no longer need to be distributed to stockholders);

     (vii) the ability to use VitaminShoppe.com's net operating loss against future income of the combined company;

     (viii) The Vitamin Shoppe's evaluation of the synergies associated with operating the combined companies as a single multi-channel business enterprise, including potentially greater availability of equity and debt financing because of the ability to present the combined company as a single operating business with a single group of shareholders;

     (ix) the significant decline in trading prices for VitaminShoppe.com's Class A common stock from its initial public offering price of $11.00/share and relative lack of liquidity for the Class A common stock, which reduced the prospects of obtaining value for The Vitamin Shoppe's equity interests in VitaminShoppe.com through a sale of stock;

     (x) the reduction in the amount of public information available to competitors about VitaminShoppe.com's business that would result from the termination of VitaminShoppe.com's SEC reporting requirements;

     (xi) the continuing deterioration of VitaminShoppe.com's cash position (as of December 31, 2000, VitaminShoppe.com had approximately $4.0 million in cash and cash equivalents as compared to $7.4 million at September 30, 2000) and its future liquidity needs, which could result in the possible bankruptcy or liquidation of VitaminShoppe.com if the merger is not completed; and

     (xii) the possible bankruptcy or liquidation of VitaminShoppe.com if the merger is not completed and the distraction to, and potential impact on, both VitaminShoppe.com and The Vitamin Shoppe resulting from such an event, including the possible disruption of on-line sales of The Vitamin Shoppe's products if VitaminShoppe.com's operations were discontinued or sold.

POSITION OF THE VITAMIN SHOPPE GROUP AS TO FAIRNESS OF THE MERGER

Each of The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz believes that the merger and the consideration to be paid to the holders of VitaminShoppe.com's Class A common stock, including the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe in the merger, is fair to such holders. Each of The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz based its belief on the following:

     (i) after a thorough review with independent financial and legal advisors, the VitaminShoppe.com special committee, which consisted entirely of independent directors of VitaminShoppe.com who are not employees of VitaminShoppe.com or employees or directors of The Vitamin Shoppe, concluded that the merger is fair to, advisable, and in the best interests of the holders of VitaminShoppe.com's Class A common stock, including the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe and unanimously recommended that VitaminShoppe.com's board approve the agreement of merger and the merger;

     (ii) based upon the recommendation of the special committee and other considerations, the VitaminShoppe.com board of directors determined that the merger is fair to, advisable, and in the best interests of the holders of VitaminShoppe.com's Class A common stock, including the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe and approved the agreement of merger and the merger;

     (iii) the VitaminShoppe.com special committee and board of directors each received a written fairness opinion dated January 10, 2001 from Houlihan Lokey that subject to the various assumptions and limitations set forth in that opinion, as of the date thereof, the $1.00 per share in cash to be received by the holders of VitaminShoppe.com Class A common stock in the merger was fair to such stockholders from a financial point of view as described under "Opinion of Special Committee's Financial Advisor";

     (iv) the agreement of merger was negotiated at arm's length with the VitaminShoppe.com special committee, which acted independently, with the assistance of financial and legal advisors and on behalf of the holders of VitaminShoppe.com's Class A common stock;

     (v) the business, operations, financial condition, operating results and prospects of VitaminShoppe.com, including the fact that (a) VitaminShoppe.com incurred an aggregate loss of approximately $58.6 million between July 1, 1999 and September 30, 2000, the last full quarter prior to the signing of the merger agreement for which financial results had been reported, including losses of approximately $24.6 million for the nine months ended September 30, 2000; (b) VitaminShoppe.com continued to incur further losses of approximately $2.7 million for the quarter ended December 31, 2000; and (c) VitaminShoppe.com lacked prospects for continuing to operate or becoming profitable in the foreseeable future as an independent company in light of its continuing losses and lack of liquidity;

     (vi) the lack of prospects for finding an alternative to the merger with The Vitamin Shoppe that would result in greater value to the holders of Class A common stock based on the inability to find an appropriate purchaser or strategic partner for VitaminShoppe.com (alone or together with The Vitamin Shoppe) during the process conducted by PaineWebber, the inability of VitaminShoppe.com to raise additional funds through equity or debt financing and the lack of possible strategic alternatives to the merger;

     (vii) that, based on the per share closing price as of December 19, 2000, the last trading day prior to the announcement of the transaction, the consideration to be paid to the holders of Class A common stock in the merger represented a 222% premium over the trading price of the shares; the declining price of VitaminShoppe.com's Class A common stock and that holders would lose liquidity for the Class A common stock if Nasdaq de-listed VitaminShoppe.com as proposed; and

     (viii) the continuing deterioration of VitaminShoppe.com's cash position (as of December 31, 2000, VitaminShoppe.com had approximately $4.0 million in cash and cash equivalents as compared to $7.4 million at September 30, 2000) and its future liquidity needs, which could result in the possible bankruptcy or liquidation of VitaminShoppe.com if the merger is not completed.

Each of The Vitamin Shoppe board of directors, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz believes that each of the above factors supports its conclusion that the merger is fair to the holders of VitaminShoppe.com's Class A common stock, including the holders of Class A common stock who are unaffiliated with The Vitamin Shoppe.

In connection with its determination of the fairness of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, each of The Vitamin Shoppe board of directors, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz adopted the conclusions as to fairness set forth under "VitaminShoppe.com's Purpose and Reasons for the Merger" on page ___, and the analyses underlying such conclusions of the VitaminShoppe.com board, based on their views as to the reasonableness of such analyses. Each of The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. and Mr. Horowitz also reviewed the procedures followed by the special committee and the board of directors of VitaminShoppe.com in its evaluations of the terms of the proposed merger, and determined them to be reasonable grounds on which to decide that the merger was fair to the holders of VitaminShoppe.com's Class A common stock. In view of the variety of factors considered in reaching their respective determinations, none of The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. or Mr. Horowitz quantified or otherwise assigned relative weights to the specific factors considered in reaching its belief as to fairness. None of The Vitamin Shoppe, VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp. or Mr. Horowitz is making any recommendation as to how the holders of VitaminShoppe.com's Class A common stock should vote on the merger agreement and the merger.

Certain directors of The Vitamin Shoppe are also officers and directors of VitaminShoppe.com and have interests that are in addition to, or different from, the interest of the holders of VitaminShoppe.com's Class A common stock. See "Interests of Certain Persons in the Merger."

The merger will terminate all equity interests of the holders of VitaminShoppe.com's Class A common stock and VitaminShoppe.com will cease to exist as a separate company. The merger consideration to be received by holders of VitaminShoppe.com's Class A common stock was the result of arm's-length negotiation between representatives of The Vitamin Shoppe and the special committee of VitaminShoppe.com's board of directors and their respective advisors following the receipt of the initial proposal from The Vitamin Shoppe.

The Class A common stock is currently registered under the Securities Exchange Act of 1934 and is listed for trading on Nasdaq under the symbol "VSHP". However, VitaminShoppe.com has already received notice from Nasdaq that it would be de-listed from the Nasdaq on February 12, 2001 for failing to maintain (i) a minimum market value of public float of $5,000,000 and (ii) a minimum bid price of $1.00 over the last 30 consecutive trading days (prior to notice), as required. Upon consummation of the merger, the Class A common stock will be de-listed from Nasdaq and registration of the Class A common stock under the Securities Exchange Act will be terminated. The merger of VitaminShoppe.com with The Vitamin Shoppe will allow the combined entity to gain certain efficiencies by eliminating the time devoted by its management and certain other employees to complying with the reporting requirements of the Exchange Act, and its directors, officers and beneficial owners of more than 10% of the shares of Class A common stock will be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. In addition, VitaminShoppe.com will be relieved of Nasdaq listing and reporting requirements. The combined entity will reduce costs by eliminating overlapping functions and terminating all intercompany agreements, thereby reducing the restrictions contained in and the costs associated with negotiating, performing and complying with the intercompany agreements.

The Vitamin Shoppe structured the transaction as a "one-step" merger because it believed that that transaction structure would result in its owning 100% of the equity of VitaminShoppe.com at the earliest time and with the lowest transaction costs.

During the process conducted by PaineWebber in 2000, The Vitamin Shoppe and Mr. Horowitz discussed the possibility of various alternatives to the merger, including a strategic alliance, a sale of VitaminShoppe.com (alone or together with The Vitamin Shoppe) and potential financings by VitaminShoppe.com. PaineWebber contacted and gauged the interest of private investors, the public markets, possible strategic partners and financial buyers with respect to potential financings and strategic transactions. PaineWebber identified one potential purchaser who expressed interest in purchasing VitaminShoppe.com and The Vitamin Shoppe. In August 2000, the potential purchaser submitted a bid for both companies, which was substantially lower than its initial expression of interest. The bid was for 100% of both companies on a combined basis, did not propose a structure for the transaction, was subject to completion of financing and did not allocate value between the two companies, although the bidder indicated that the inclusion of Vitamin Shoppe.com negatively affected its assessment of the combined value of the companies. The Vitamin Shoppe considered this bid and rejected it as inadequate because its shareholders were unwilling to sell The Vitamin Shoppe at the proposed price, even if all of the consideration were allocated to The Vitamin Shoppe. After further discussions with representatives of the potential purchaser, no increased bid was made. Following the discussions with the potential purchaser described above, no other proposals to acquire VitaminShoppe.com or The Vitamin Shoppe were received.

Approval of the merger requires the vote of at least a majority of the outstanding shares of common stock of VitaminShoppe.com, but does not require the separate approval of a majority of the common stock held by the stockholders other than The Vitamin Shoppe. The Vitamin Shoppe did not structure the transaction to require the approval of a majority of the other stockholders because such approval is not required under the Delaware or New York merger statutes.

IDENTITY AND BACKGROUND OF THE VITAMIN SHOPPE GROUP

The Vitamin Shoppe, a New York corporation, was founded in 1977 by Jeffrey Horowitz, who is also the President and Chief Executive Officer of VitaminShoppe.com. The Vitamin Shoppe is a retailer and direct marketer of vitamins, minerals, nutritional supplements, herbs, sports nutrition formulas, homeopathic remedies and other health-related products. The Vitamin Shoppe currently operates 89 retail stores throughout the Northeast, several Mid-Atlantic states and Florida and also distributes a monthly catalog. The Vitamin Shoppe's catalog operations, including purchasing, design, customer service, warehousing and shipping, are conducted from its North Bergen, New Jersey facilities. In conjunction with VitaminShoppe.com's assumption of the online business in July 1999, The Vitamin Shoppe entered into intercompany agreements with VitaminShoppe.com to manage most of VitaminShoppe.com's back-end operations, including procurement, merchandising, fulfillment, telephone-based customer service and other administrative services, from its New Jersey headquarters. In January 2001, VitaminShoppe.com relocated its headquarters to The Vitamin Shoppe's offices in Secaucus and North Bergen, New Jersey. Please see "Interests of Certain Persons in the Merger -- Interests of The Vitamin Shoppe in VitaminShoppe.com" on page ___ for a more detailed description of such agreements.

Set forth below is the background of the directors and executive officers of The Vitamin Shoppe, including Mr. Horowitz. Each person listed below is a citizen of the United States, except for Mr. Charles de Gunzburg who is a citizen of Canada.

Directors

Jeffrey J. Horowitz is a director of VitaminShoppe.com as well as the President and Chief Executive Officer of VitaminShoppe.com and the chairman of The Vitamin Shoppe. Mr. Horowitz founded The Vitamin Shoppe in 1977 and was President and Chief Executive Officer of The Vitamin Shoppe until January 17, 2000 when he became President and Chief Executive Officer of VitaminShoppe.com. Mr. Horowitz's principal business address is 4700 Westside Avenue, North Bergen, NJ.

Helen Horowitz is a director and Vice President of The Vitamin Shoppe and is the spouse of Jeffrey J. Horowitz. Mrs. Horowitz's principal business address is 4700 Westside Avenue, North Bergen, NJ.

M. Anthony Fisher is the chairman of the board of directors of VitaminShoppe.com and a director of The Vitamin Shoppe. Mr. Fisher is also chairman of the compensation committee and a member of the finance committee. Mr. Fisher has been a partner in Fisher Brothers, a real estate development firm, since 1981 and senior managing director in FdG Associates, a private equity firm, since 1995. Mr. Fisher is also a director of Sunpark, Inc. (an operator of airport parking facilities). Mr. Fisher's principal business address at Fisher Brothers and FdG Associates is 299 Park Avenue, New York, NY.

Charles de Gunzburg is a director of The Vitamin Shoppe. Since 1985, Mr. de Gunzburg has served as a director and vice chairman of First Spring Corporation, a private management and investment. Mr. de Gunzberg is also a director of Canary Charitable Foundation (a private foundation), ASDA Foundation (a private foundation) and Offitbank (a wholly owned subsidiary of Wachovia Bank). Mr. de Gunzburg's principal business address is First Spring Corporation, 499 Park Avenue, New York, NY.

David S. Gellman is a director of The Vitamin Shoppe. Mr. Gellman is also a director of VitaminShoppe.com and is a member of the compensation committee and finance committee. Mr. Gellman has been managing director of FdG Associates (a private equity investment firm) since 1995. From 1988 to 1995, Mr. Gellman was an investment professional with AEA Investors Inc., a private equity firm, with responsibility for identifying, executing and/or managing private equity investments. Mr. Gellman is also a director of Golf Galaxy, Inc. (retailer of golf equipment, apparel and accessories) and North American Training Services, Inc. (a chain of vocational training schools). Mr. Gellman's principal business address at FdG Associates is 299 Park Avenue, New York, NY.

Howard L. Romanow is a director of The Vitamin Shoppe. Mr. Romanow has been a principal of FdG Associates (a private equity investment firm) since 1999 and has been employed by FdG Associates since 1997. From 1992 to 1997, Mr. Romanow was a consultant with McKinsey & Company (an international management consulting firm). Mr. Romanow's principal business address at FdG Associates is 299 Park Avenue, New York, NY.

Stephen P. Murray is a director of The Vitamin Shoppe. He is also a director of VitaminShoppe.com, chairman of the audit committee, and a member of the compensation committee and finance committee. Mr. Murray has been an investment professional at J.P.

Morgan Partners and its predecessor organization, a private equity firm, since 1988. Mr. Murray has been a director of Advantage Schools since 1999, Cornerstone Brands since 1995, LPA Holdings Inc. since 1998, Premier Systems Integrators since 1997, Eduprise Corporation since 1999, Home Advisors Technologies Incorporated since 2000 and USA.net since 2000. Mr. Murray's principal business address at J.P. Morgan Partners is 1221 Avenue of the Americas, New York, NY.

Officers

Douglas T. Jones is Vice President-Operations and Analysis of The Vitamin Shoppe. From 1998 to 2000, Mr. Jones was Director of Business Analysis and Training at The Vitamin Shoppe. From 1994 to 1998, Mr. Jones was Project Director of Process and Systems Implementations at Tiffany & Co., a retailer, designer, manufacturer and distributor of fine jewelry, timepieces, sterling, silverware, china, crystal, stationary, fragrances and accessories. Mr. Jones's previous principal business addresses while at Tiffany & Co. were 727 Fifth Avenue, New York, NY and 15 Sylvan Way, Parsippany, NJ.

Patti Ann Kelly is Director of Scientific and Regulatory Affairs of The Vitamin Shoppe. From 1996 to 1998, Ms. Kelly was the Senior Manager Scientist at the General Nutrition Corporation, a nationwide retailer of approximately 4000 stores (both corporate and franchised) offering vitamin, mineral and herbal dietary supplements as well as nutritional and sports beverages, powders and bars under their brand as well as third party brands. From 1993-1996, Ms. Kelly was the Senior Research Scientist at DMV International Nutritionals, an operating unit of DMV Inc. and a manufacturer of protein hydrolysates and specialty proteins. Ms. Kelly's previous principal business address while at the General Nutrition Corporation was 300 Sixth Avenue, Pittsburgh, PA. Ms. Kelly's previous principal business address while at DMV International Nutritionals was 1712 Deltown Plaza, Fraser, NY.

Michael P. Morris is the Chief Information Officer and Chief Technology Officer of The Vitamin Shoppe. From 1996 to 1999, Mr. Morris was the Senior Vice President and Chief Information Officer for J.Crew Group, Incorporated, a direct marketer and retailer of men's and women's apparel through its stores, catalog and internet channels. Mr. Morris's previous principal business address while at J.Crew Group, Incorporated was 770 Broadway, New York, NY.

Larry Paul is the Director of Retail Operations of The Vitamin Shoppe. From 1989 to 1998, Mr. Paul was Regional Manager of Transworld Entertainment, a music and video retailer. Mr. Paul's previous principal business address while at Transworld Entertainment was 38 Corporate Circle, Albany, NY.

VS Investors LLC, a Delaware limited liability company, owns 70% of the capital stock of The Vitamin Shoppe. FdG Associates Acquisition L.P. is the managing member of VS Investors LLC. FdG Acquisition Corp. is the general partner of FdG Associates Acquisition L.P. VS Investors LLC was formed for the purpose of purchasing and holding the capital stock of The Vitamin Shoppe.

FdG Associates Acquisition L.P., a Delaware limited partnership, is the managing member of VS Investors LLC. The general partner of FdG Associates Acquisition L.P. is FdG Acquisition Corp. FdG Associates Acquisition L.P. was formed for the purpose of holding a Class C Membership Interest in VS Investors LLC.

FdG Acquisition Corp., a Delaware corporation, is the general partner of FdG Associates Acquisition L.P. Charles de Gunzburg and M. Anthony Fisher each own 50% of the voting stock of FdG Acquisition Corp. The board of directors of FdG Acquisition Corp. consists solely of Mr. de Gunzburg and Mr. Fisher. Each of Mr. de Gunzburg and Mr. Fisher also serve as an executive officer of FdG Acquisition Corp.

During the last five years, neither any member of The Vitamin Shoppe Group, nor, to the best knowledge of each member of The Vitamin Shoppe Group, any executive officer or director of any member of The Vitamin Shoppe Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither any member of The Vitamin Shoppe Group, nor, to the best knowledge of each member of The Vitamin Shoppe Group, any executive officer or director of any member of The Vitamin Shoppe Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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

AMOUNT AND SOURCE OF FUNDS AND FINANCING OF THE MERGER

The aggregate consideration payable in the merger is approximately $7.3 million, and the approximate amount of transaction expenses payable by The Vitamin Shoppe if the merger is completed is $1.1 million. The Vitamin Shoppe has received a commitment from VS Investors LLC, its majority stockholder, or its nominees, to provide the required funds through the purchase of common and/or preferred stock of The Vitamin Shoppe for an aggregate purchase price of up to $10,000,000. There are no alternative financing arrangements or alternative financing plans in the event that the stockholder fails to honor the $10,000,000 commitment. The commitment provides that The Vitamin Shoppe and the investors will execute definitive documentation relating to the financing, including a stock purchase agreement in customary form. The Vitamin Shoppe currently contemplates issuing a combination of preferred and common stock to the investors.

The commitments of the investors described above are subject only to the approval of The Vitamin Shoppe's lenders and the consummation of the merger simultaneously, or substantially simultaneously with, the closing of the financing.

CERTAIN EFFECTS OF THE MERGER

As a result of the merger, the separate corporate existence of VitaminShoppe.com will cease and The Vitamin Shoppe will continue as the surviving corporation. At the effective time of the merger, all outstanding common stock of VitaminShoppe.com will be canceled, retired and cease to exist. The agreement of merger will also have the following effects:

1. Effect on Holders of VitaminShoppe.com's Class A Common Stock. If the merger is completed, holders of VitaminShoppe.com's Class A common stock will receive $1.00 cash for their equity interests and, to the extent not otherwise affiliated with The Vitamin Shoppe, will not have the opportunity to participate in any future earnings, profits and growth of VitaminShoppe.com. Holders of VitaminShoppe.com's Class A common stock who otherwise hold shares of The Vitamin Shoppe will participate in future earnings and/or losses of the surviving corporation.

2. Reporting Requirements. VitaminShoppe.com currently is subject to reporting requirements under the Securities Exchange Act of 1934. If the merger is completed, the registration of shares of VitaminShoppe.com under the Exchange Act will be terminated, no further reports will be filed and the shares will not be eligible for listing or trading on any exchange.

3. De-listing of the Shares of VitaminShoppe.com Class A common stock on the Nasdaq National Market. The shares of VitaminShoppe.com common stock are currently listed on the Nasdaq National Market. If the merger is completed, the shares of VitaminShoppe.com will be de-listed. However, we received notice from Nasdaq that we would be de-listed from the Nasdaq on February 12, 2001 for failing to maintain (i) a minimum market value of public float of $5,000,000 and (ii) a minimum bid price of $1.00 over the last 30 consecutive trading days (prior to notice), as required. We have requested an oral hearing before the Nasdaq Listing Qualification Panel to extend the time at which VitaminShoppe.com's Class A common stock would be de-listed from the Nasdaq National Market until the earlier of April 12, 2001 or the closing of VitaminShoppe.com's merger with and into The Vitamin Shoppe. VitaminShoppe.com's request for the oral hearing stays the de-listing of its Class A common stock pending the final determination by the Nasdaq Listing Qualification Panel. The hearing date has been set for March 23, 2001.

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

4. Effect on The Vitamin Shoppe Group. The Vitamin Shoppe expects to benefit from the integration of its business with VitaminShoppe.com's on-line marketing and distribution channels. Upon completion of the merger, The Vitamin Shoppe will operate as a single multi-channel health products business enterprise. The combined company also expects to benefit from the reduction of overhead costs and elimination of the intercompany agreements and related costs. The Vitamin Shoppe currently owns approximately 64.3% of VitaminShoppe.com's outstanding stock, representing 91.5% of the voting power. As a result of the merger, The Vitamin Shoppe will own all of the business and assets of VitaminShoppe.com. Mr. Horowitz and members of his family own approximately 30% of the outstanding shares in The Vitamin Shoppe and will continue to participate in its future earnings and/or losses upon completion of the merger.

     As a result of the merger, The Vitamin Shoppe's equity in the net book value and net losses of VitaminShoppe.com will increase from 64.3% to 100%. After giving effect to the merger, the equity of The Vitamin Shoppe in the net book value of VitaminShoppe.com as of December 31, 2000 would have been $9,258,000 (pro forma) compared to $5,953,000 (actual) and its equity in the net loss of VitaminShoppe.com for the year ended December 31, 2000 would have been $27,271,000 (pro forma) compared to $17,535,000 (actual). VS Investors LLC, FdG Associates Acquisition L.P. and FdG Acquisition Corp. may be deemed to directly or indirectly beneficially own 70% of the capital stock of The Vitamin Shoppe and will continue to own their stock in The Vitamin Shoppe after the merger.

     As a result of the merger, Mr. Horowitz' equity in the net book value and net losses of VitaminShoppe.com will decrease from 4.5% to 0%, excluding the capital stock that he and members of his family own in The Vitamin Shoppe. After giving effect to the merger, the equity of Mr. Horowitz in the net book value of VitaminShoppe.com would have been $0 (pro forma) compared to $417,000 (actual) and his equity in the net loss of VitaminShoppe.com for the year ended December 31, 2000 would have been $0 (pro forma) compared to $1,227,000 (actual). Mr. Horowitz and members of his family own approximately 30% of the outstanding capital stock of The Vitamin Shoppe and will continue to own their stock in The Vitamin Shoppe after the merger.

For federal income tax purposes, the receipt of the merger consideration by holders of Class A common stock pursuant to the merger will be a taxable sale of the holders' common stock. See "Material Federal Income Tax Consequences."

PLANS FOR VITAMINSHOPPE.COM AFTER THE MERGER

The Vitamin Shoppe expects to consolidate the day-to-day business and operations of VitaminShoppe.com into The Vitamin Shoppe. The Vitamin Shoppe intends to operate the combined company as a single multi-channel health products business enterprise, including online marketing and distribution capabilities. The Vitamin Shoppe intends to retain certain employees of VitaminShoppe.com to conduct the online business.



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

CONDUCT OF THE BUSINESS OF VITAMINSHOPPE.COM IF THE MERGER IS NOT COMPLETED

If the merger is not completed or we otherwise run out of cash, we will likely be forced to seek protection under the Federal bankruptcy laws or liquidate VitaminShoppe.com. Based on our current estimates, we expect to run out of cash in April 2001. However, we cannot assure you that we will have enough cash to last until such time or even until the completion of the merger. We hope to complete the merger by the end of the first quarter 2001, but we cannot assure you that we will be able to do so. Moreover, both parties have the option to terminate the agreement of merger if the merger is not completed by April 12, 2001.

We received notice from Nasdaq that we would be de-listed from the Nasdaq on February 12, 2001 for failing to maintain (i) a minimum market value of public float of $5,000,000 and (ii) a minimum bid price of $1.00 over the last 30 consecutive trading days (prior to notice), as required. We have requested an oral hearing before the Nasdaq Listing Qualification Panel to extend the time at which VitaminShoppe.com's Class A common stock would be de-listed from the Nasdaq National Market until the earlier of April 12, 2001 or the closing of VitaminShoppe.com's merger with and into The Vitamin Shoppe. VitaminShoppe.com's request for the oral hearing stays the de-listing of its Class A common stock pending the final determination by the Nasdaq Listing Qualification Panel. The hearing date has been set for March 23, 2001.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. Federal income tax consequences of the merger. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated under the Code, Internal Revenue Service rulings, and judicial and administrative rulings in effect as of the date of this proxy statement, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of federal income taxation that may be relevant to a holder of Class A common stock in light of the stockholder's particular circumstances or to those holders of VitaminShoppe.com Class A common stock subject to special rules, such as stockholders who are not citizens or residents of the United States, stockholders who are financial institutions or broker-dealers, tax-exempt organizations, insurance companies, dealers in securities, foreign corporations, stockholders who acquired their VitaminShoppe.com common stock through the exercise of options or similar derivative securities or stockholders who hold their VitaminShoppe.com Class A common stock as part of a straddle or conversion transaction. This discussion also does not address the U.S. federal income tax consequences to holders of stock options of VitaminShoppe.com Class A common stock. This discussion assumes that holders of VitaminShoppe.com Class A common stock hold their respective shares as capital assets within the meaning of Section 1221 of the Code. No ruling from the Internal Revenue Service will be applied for with respect to the federal income tax consequences discussed herein and accordingly there can be no assurance that the Internal Revenue Service will agree with the positions described in this proxy statement.

We intend this discussion to provide only a summary of the material federal income tax consequences of the merger. We do not intend it to be a complete analysis or description of all potential federal income tax consequences of the merger. We also do not address all of the non-income tax or foreign, state or local tax consequences of the merger. Accordingly, we strongly urge you to consult your tax advisor to determine your particular U.S. federal, state, local or foreign income or other tax consequences resulting from the merger, with respect to your individual circumstances.

The receipt of cash for shares of Class A common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes and possibly for state and local income tax purposes as well. In general, a stockholder who receives cash in exchange for shares pursuant to the merger will recognize gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis for the shares surrendered for cash pursuant to the merger. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) that are surrendered for cash pursuant to the merger.

Net capital gain recognized by non-corporate taxpayers from the sale of property held more than one year will generally be taxed at a rate not to exceed 20% for U.S. federal income tax purposes. Net capital gain from property held for one year or less will be subject to tax at ordinary income tax rates. Capital gains recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations. In general, capital losses are deductible only against capital gains and are not available to offset ordinary income. However, individual taxpayers are allowed to offset a limited amount of net capital losses against ordinary income.

The receipt of cash, if any, pursuant to the exercise by a holder of shares of Class A common stock of appraisal rights under the Delaware General Corporation Law, will be a taxable transaction. We encourage any holder of shares of Class A common stock considering the exercise of any appraisal rights to consult a tax advisor to determine the tax consequence of exercising such appraisal rights.

Certain non-corporate holders of shares of Class A common stock may be subject to backup withholding at a rate of 31% on cash payments received pursuant to the merger. Backup withholding will not apply, however, to a holder of shares of Class A common stock who furnishes a taxpayer identification number ("TIN") and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the transmittal letter, who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A holder of shares of Class A common stock who fails to provide the correct TIN on Form W-9 may be subject to a $50.00 penalty imposed by the Internal Revenue Service.

REGULATORY MATTERS

We do not believe any material regulatory approvals are required to permit completion of the merger from U.S. regulatory authorities, including the antitrust authorities.



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

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

In considering the recommendations of VitaminShoppe.com's special committee and the board of directors with respect to the agreement of merger and the merger, holders of VitaminShoppe.com's Class A common stock should be aware that certain directors and members of management of VitaminShoppe.com and The Vitamin Shoppe Group have interests in the merger that are different from, or in addition to, the interests of holders of VitaminShoppe.com Class A common stock generally. The names and titles of the individuals who are directors and/or executive officers of VitaminShoppe.com and who are known to have these interests are listed below. VitaminShoppe.com's special committee and the board of directors were aware of these interests and considered them, among other matters, in approving the merger.

BOARD OF DIRECTORS

Jeffrey J. Horowitz. Mr. Horowitz is a director of VitaminShoppe.com and The Vitamin Shoppe as well as the President and Chief Executive Officer of VitaminShoppe.com and the chairman of The Vitamin Shoppe. After the merger, Mr. Horowitz will continue to be a director and the chairman of The Vitamin Shoppe. During fiscal year 1999, Mr. Horowitz received salary and bonus in the amount of $600,000 from The Vitamin Shoppe. Beginning in 2000 when Mr. Horowitz became the President and Chief Executive Officer of VitaminShoppe.com, he received half of his salary from The Vitamin Shoppe and half from VitaminShoppe.com, for an aggregate of $600,000. Mr. Horowitz holds of record 327,854 shares of VitaminShoppe.com Class A common stock with Mrs. Horowitz. Mr. and Mrs. Horowitz are directors of The Vitamin Shoppe and directly or through trusts they own 30% of the capital stock of The Vitamin Shoppe. See "How Much Class A Common Stock Do Our Directors and Officers Own?". Mr. Horowitz is a party to an employment agreement dated May 15, 1997 with The Vitamin Shoppe, the term of which expires on May 15, 2002. Pursuant to the employment agreement, The Vitamin Shoppe agrees to indemnify Mr. Horowitz to the maximum extent permitted by applicable law in the event that Mr. Horowitz becomes a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that Mr. Horowitz is or was an officer, director, agent or employee of The Vitamin Shoppe or is or was serving at the request of The Vitamin Shoppe as an officer, director, agent or employee of another corporation or entity. The Vitamin Shoppe has acknowledged that Mr. Horowitz's actions in connection with the merger are covered by the indemnification provisions of the employment agreement.

Martin Edelman. Mr. Edelman is a director of VitaminShoppe.com. Mr. Edelman is of counsel at Paul, Hastings, Janofsky & Walker LLP, which is the legal counsel to The Vitamin Shoppe in this transaction as well as for general corporate matters.

M. Anthony Fisher. Mr. Fisher is a director of VitaminShoppe.com and The Vitamin Shoppe. Mr. Fisher is also chairman of the compensation committee and a member of the finance committee of VitaminShoppe.com. Mr. Fisher ultimately controls FdG Capital Associates LLC, the managing member of FdG Capital Partners LLC and FdG-Chase Capital Partners LLC. Affiliates of FdG Capital Associates LLC directly or indirectly own non-controlling equity interests in VS Investors LLC, the majority stockholder of The Vitamin Shoppe. See the table under "Which Stockholders Own at Least 5% of the Class A Common Stock?" and footnotes 1 and 2 to that table.

David S. Gellman. Mr. Gellman is a director of VitaminShoppe.com and The Vitamin Shoppe. Mr. Gellman is a managing director of FdG Associates, an affiliate of FdG Capital Partners LLC, FdG-Chase Capital Partners LLC and VS Investors LLC, the majority stockholder of The Vitamin Shoppe. See the table under "Which Stockholders Own at Least 5% of the Class A Common Stock?" and footnotes 1 and 2 to that table.

Stephen P. Murray. Mr. Murray is a director of VitaminShoppe.com and The Vitamin Shoppe. Mr. Murray is a partner of J.P. Morgan Partners, an affiliate of J.P. Morgan Partners (23A SBIC), L.L.C. (f/k/a CB Capital Investors, L.L.C.). See the table under "Which Stockholders Own at Least 5% of the Class A Common Stock?". As such, he may be deemed to share voting power with respect to the 651,606 shares of Class A common stock held by J.P. Morgan Partners (23A SBIC), L.L.C.

Each present and former member of the board of directors and their heirs and assigns will be indemnified and held harmless by The Vitamin Shoppe when acting in such capacity in relation to the agreement of merger for a period of six years from the date of the agreement of merger. In addition, Barbara S. Feigin, Woodson C. Merrell, M.D. and Paul R. Vigano have additional contractual indemnification coverage in their capacity as members of the special committees. See information captioned under the heading "The Agreement of Merger - Principal Covenants."

Each director of VitaminShoppe.com (other than Mr. Horowitz) was granted an option to purchase 38,475 shares of Class A common stock. Barbara S. Feigin and Woodson C. Merrell each hold options to purchase an additional 20,000 shares of Class A common stock. The exercise price of these options is greater than the $1.00 payable to Class A common stockholders as a result of the merger.

OFFICERS

Joel Gurzinsky holds options to purchase an aggregate of 77,300 shares of Class A common stock. See "How Much Class A Common Stock Do Our Directors and Officers Own?".

Ann M. Sardini holds options to purchase an aggregate of 300,000 shares of Class A common stock. See "How Much Class A Common Stock Do Our Directors and Officers Own?".

The exercise price of these options is greater than the $1.00 payable to Class A common stockholders as a result of the merger.

Lesli Rodgers was the founder, president and chief executive officer of LR Direct Ltd., a direct marketing consulting and list brokerage firm. Prior to Ms. Rodgers employment with VitaminShoppe.com in March 2000, LR Direct Ltd. provided marketing and finance analysis services in excess of $60,000 to VitaminShoppe.com and The Vitamin Shoppe for the years 1999 and 2000.

Pursuant to the agreement of merger, VitaminShoppe.com employees that remain employed by the surviving corporation after consummation of the merger, will receive credit from The Vitamin Shoppe for his or her years of service with VitaminShoppe.com to the same extent as such employee was entitled to credit for service under the compensation and benefit plans. VitaminShoppe.com employees are immediately eligible to participate in all benefit plans sponsored by The Vitamin Shoppe and its affiliates to the extent coverage under The Vitamin Shoppe plan replaces coverage under a comparable compensation and benefit plan in which such employee participated. See "Other Employee Benefits".

INTERESTS OF THE VITAMIN SHOPPE GROUP

The Vitamin Shoppe owns 13,081,500 shares of Class B common stock of VitaminShoppe.com or approximately 64.3% of VitaminShoppe.com's outstanding common stock and approximately 91.5% of the voting power of VitaminShoppe.com's outstanding common stock. VS Investors LLC owns approximately 70% of the capital stock of The Vitamin Shoppe. FdG Associates Acquisition L.P. and FdG Acquisition Corp. may each be deemed to beneficially own 70% of the capital stock of The Vitamin Shoppe. Mr. and Mrs. Horowitz directly or through trusts own 30% of the capital stock of The Vitamin Shoppe. See the table under "Which Stockholders Own at Least 5% of the Class A common stock?" and the table under "How Much Class A Common Stock Do Directors and Officers Own?".

The Vitamin Shoppe and VitaminShoppe.com have entered into a number of intercompany agreements which are material to the operations of VitaminShoppe.com. A brief description of the agreements is set forth below. These agreements were not negotiated on an arm's-length basis. However, we believe that the terms of these agreements are no less favorable to us than could have been obtained from an unaffiliated third party. In general, the intercompany agreements do not have fixed terms. These agreements will be terminated upon the merger of VitaminShoppe.com with and into The Vitamin Shoppe.

Trademark License Agreement. The Vitamin Shoppe has licensed to VitaminShoppe.com "The Vitamin Shoppe" logo and name and certain other marks, including VitaminShoppe.com, on an exclusive basis for use in connection with VitaminShoppe.com's marketing and sale of products and services in online commerce. VitaminShoppe.com pays to The Vitamin Shoppe an annual royalty fee equal to $1 million plus a percentage of its net sales of The Vitamin Shoppe's products and other products identified by or branded with The Vitamin Shoppe's trademarks. This percentage begins at 5% of net sales up to $25 million and declines to 1% of net sales above $100 million. This agreement will no longer be necessary upon the merger of VitaminShoppe.com with and into The Vitamin Shoppe.

Supply and Fulfillment Agreement. The Vitamin Shoppe supplies substantially all of the products that VitaminShoppe.com sells, for which The Vitamin Shoppe is paid an amount equal to 105% of its product cost. In addition, VitaminShoppe.com pays The Vitamin Shoppe $50,000 per month, subject to annual adjustments on mutually agreeable terms, for purchasing, merchandising, executive management and product development related to the products that The Vitamin Shoppe supplies. The Vitamin Shoppe also provides warehousing and fulfillment services, including receiving quality control, storage, picking, packaging and shipping of customer orders and processing of customer returns under the supply and fulfillment agreement. VitaminShoppe.com pays The Vitamin Shoppe an amount equal to 105% of its actual average unit cost per package, multiplied by the number of packages shipped to customers, plus actual shipping costs that are not directly paid by VitaminShoppe.com. The Vitamin Shoppe's actual average unit cost takes into account all warehousing and fulfillment costs, including overhead items such as rent, depreciation and operating expenses. This agreement will no longer be necessary upon the merger of VitaminShoppe.com with and into The Vitamin Shoppe.

Co-marketing Agreement. Unless VitaminShoppe.com otherwise notifies The Vitamin Shoppe, The Vitamin Shoppe provides VitaminShoppe.com with a full-page advertisement and with promotional references in its print catalogs, for which VitaminShoppe.com pays $40 per 1,000 catalogs distributed. The Vitamin Shoppe also provides VitaminShoppe.com with promotional references in its retail stores and on shopping bags, product labels and store receipts, for which it is paid $833 per urban retail store and $417 per suburban retail store per month. The Vitamin Shoppe pays VitaminShoppe.com $20,000 each year to list its retail locations on its Web site and to allow a Web site user to order The Vitamin Shoppe's products. All payments under the co-marketing agreement are subject to annual consumer price index adjustments. The Vitamin Shoppe may not include other online advertisers of vitamins, nutritional supplements and minerals in its catalogs. This agreement will no longer be necessary upon the merger of VitaminShoppe.com with and into The Vitamin Shoppe.

Administrative Services Agreement. The Vitamin Shoppe provides general and administrative services to VitaminShoppe.com. The Vitamin Shoppe bills VitaminShoppe.com directly for 100% of the cost of employee benefits, such as medical and dental insurance. VitaminShoppe.com paid The Vitamin Shoppe $55,000 per month for human resources, management information, cash management, finance and accounting services through the end of the term for such services on June 30, 2000. Since that time, VitaminShoppe.com has received human resources and management information in exchange for a payment of $55,000 per month. Under the administrative services agreement, The Vitamin Shoppe provides our employees with a benefit package that includes medical insurance, dental insurance, life insurance and a contributory 401(k) plan. This agreement will no longer be necessary upon the merger of VitaminShoppe.com with and into The Vitamin Shoppe.



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

Intercompany Indemnification Agreement. VitaminShoppe.com indemnified The Vitamin Shoppe for liabilities related to its business after the transfer in 1999 of the online business to VitaminShoppe.com. This agreement will no longer be necessary upon the merger of VitaminShoppe.com with and into The Vitamin Shoppe.

Tax Allocation Agreement. In accordance with our Tax Allocation Agreement with The Vitamin Shoppe, The Vitamin Shoppe is to reimburse us for the use of any tax attributes resulting from the filing of a consolidated or combined tax return. This agreement will no longer be necessary upon the merger of VitaminShoppe.com with and into The Vitamin Shoppe. During December 2000, we filed combined New York State and New York City income tax returns with The Vitamin Shoppe for our fiscal year ending December 31, 1999. As a result of VitaminShoppe.com tax losses used by The Vitamin Shoppe for 1999, The Vitamin Shoppe is required to establish a payable to VitaminShoppe.com in an amount equal to $1.1 million. Subject to offset for amounts which may become payable in the future by VitaminShoppe.com to The Vitamin Shoppe under the Tax Allocation Agreement, the payable is due on December 31, 2004. We did not recognize this amount as a tax benefit in our financial statements for the fiscal year ended December 31, 1999, which were included in our Annual Report on Form 10-K, because we had not expected to file combined returns. We have now recognized a note receivable in our financial statements for the fiscal year ended December 31, 2000 in the amount of $1.1 million.

                             THE AGREEMENT OF MERGER

The following is a summary of the material terms of the agreement of merger. The following description may not contain all the information about it that is important to you. We encourage you to read the agreement of merger itself, which is attached as Annex A and incorporated by reference.

The agreement of merger provides that as promptly as practicable after all of the conditions to the agreement of merger have been satisfied or waived, VitaminShoppe.com will be merged with and into The Vitamin Shoppe, after which our separate existence will cease and The Vitamin Shoppe will be the surviving corporation. The agreement of merger will become effective at the time the applicable certificates of merger are filed with the Secretary of State of the State of New York and the Secretary of State of the State of Delaware.

MERGER CONSIDERATION

At the effective time of the agreement of merger, each share of issued and outstanding VitaminShoppe.com Class A common stock will be converted into the right to receive $1.00 in cash. No interest will be paid on the merger consideration of $1.00. Each share of Class B common stock, all of which is held by The Vitamin Shoppe, will be canceled and retired at the effective time of the agreement of merger.



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OPTION AWARDS AND WARRANTS

Immediately prior to the effective time of the agreement of merger, each outstanding option or warrant, whether vested or unvested, will be accelerated and may be exercised for shares of Class A common stock immediately prior to the closing of the merger. Those options or warrants which are not exercised will be automatically canceled at the time of the closing of the merger. The exercise price of these options is greater than the $1.00 payable to Class A common stockholders as a result of the merger.

THE SURVIVING CORPORATION

The Vitamin Shoppe will be the surviving corporation in the merger. The certificate of incorporation and bylaws of The Vitamin Shoppe will continue to govern.

REPRESENTATIONS AND WARRANTIES

VitaminShoppe.com and The Vitamin Shoppe make a number of reciprocal representations and warranties as to, among other things, due incorporation and good standing, corporate authority to enter into the contemplated transactions, filings with governmental entities and finders' fees. Representations and warranties made solely by The Vitamin Shoppe include a representation that The Vitamin Shoppe received a written commitment from one of its major stockholders to contribute capital to The Vitamin Shoppe prior to the effective time of the agreement of merger in an aggregate amount sufficient to permit The Vitamin Shoppe to pay the merger consideration and the transaction costs related to the merger, up to a maximum contribution of $10,000,000, and that The Vitamin Shoppe will have sufficient funds available at the effective time of the agreement of merger to pay the merger consideration. Representations and warranties made solely by VitaminShoppe.com relate to the following items: capitalization, absence of certain changes, absence of undisclosed material liabilities, delivery of and disclosure in required SEC filings, compliance with applicable laws and permits, absence of pending litigation, timely filing of material tax returns, employee benefits plans, labor matters, intellectual property, material contracts, disclosure of affiliate transactions, insurance and inapplicability of state takeover statutes.

Many of these representations and warranties will not be breached unless the breach of the representation or warranty has a material adverse effect on VitaminShoppe.com. For purposes of the agreement of merger, a "material adverse effect" is any change, effect, event, occurrence, state of facts or development that is materially adverse to the business, financial condition or results of operations of VitaminShoppe.com, provided that neither of the following factors will be considered in determining whether there has been a material adverse effect:

o Any change in the market price or trading volume of VitaminShoppe.com's common stock after the date of the agreement of merger; or



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o    Any adverse change effect, event, occurrence, state of facts or development attributable to the announcement of the pending merger.

The representations and warranties in the agreement of merger do not survive the agreement of merger.

PRINCIPAL COVENANTS

VitaminShoppe.com Interim Operations. VitaminShoppe.com has agreed to conduct its operations according to its ordinary and usual course of business, consistent with past practice, unless otherwise directed, requested or approved in writing by The Vitamin Shoppe. VitaminShoppe.com has agreed to pay or settle all of its "outstanding obligations" as of the date of the agreement of merger until the effective time of the agreement of merger as they come due in accordance with their terms. "Outstanding obligations" excludes the following:

o any indirect expenses and upcharges to The Vitamin Shoppe under the intercompany agreements for calendar year 2001;

o any salary payments accrued for calendar year 2001 related to the President of VitaminShoppe.com;

o    any transaction costs related to the merger;

o any moving costs related to the relocation of VitaminShoppe.com operations to New Jersey; and

o in the event that VitaminShoppe.com has not received a net amount of $400,000 as reimbursement in connection with the cancellation of the New York City lease prior to the merger, outstanding obligations as of that time equal to the difference between the amount of the reimbursement actually received by VitaminShoppe.com and $400,000.

Subject to certain exceptions, VitaminShoppe.com has agreed not to, without the consent of The Vitamin Shoppe:

o amend its corporate charter/organizational documents, or alter its corporate structure;

o encumber any capital stock of VitaminShoppe.com or authorize or pay any dividend;

o lease, license or otherwise dispose of any material amount of assets, securities or property except in the ordinary course of business;

o adopt new compensation and benefit plans, or amend or modify any compensation and benefit plan except in the ordinary course of business;

o increase the compensation of any employee except in the ordinary course of business;

o    settle or compromise litigation;

o permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled except in the ordinary course of business;

o take any action which would affect the ability of VitaminShoppe.com to sell any products or services to any other person, engage in any line of business, or compete with any person; and

o    enter into an agreement to do any of the foregoing.



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Parent Interim Operations. The Vitamin Shoppe has agreed not to take any action which would make any representation or warranty of VitaminShoppe.com untrue in any material respect or enter into an agreement that would have such an effect.

No Solicitation. VitaminShoppe.com has agreed not to take the following actions:

o Seek, initiate or encourage any individual or entity to make an acquisition proposal;
o Engage in negotiations or discussions concerning an acquisition proposal with any person or group; or
o Approve or recommend or agree to approve or recommend any acquisition proposal.

In response to an unsolicited acquisition proposal, VitaminShoppe.com may furnish information and participate in discussions if the board of directors determines, after considering advice of its outside counsel and the special committee that to do so is necessary in order for the board of directors to comply with its fiduciary duties. Prior to furnishing such information or participating in such discussions, VitaminShoppe.com will notify The Vitamin Shoppe that it intends to take action and VitaminShoppe.com and the party making such offer shall enter into a confidentiality agreement. These steps must occur, if at all, prior to approval of the merger by VitaminShoppe.com stockholders.

In addition, VitaminShoppe.com may terminate the agreement of merger and approve or recommend, or agree to approve or recommend, a superior acquisition proposal if the board of directors determines, after considering advice of outside counsel and the special committee, that it is necessary to do so to comply with the fiduciary duties of the board of directors and the board of directors concurrently approves a definitive agreement providing for the implementation of the superior acquisition proposal.

The agreement of merger defines "acquisition proposal" as an offer or proposal for a merger or other business combination, sale of the stock or assets, any tender offer that would result in a person or group beneficially owning more than 20% of VitaminShoppe.com's outstanding common stock or the filing of a registration statement under the Securities Act of 1933, an acquisition of more than 20% of VitaminShoppe.com's outstanding common stock or any public announcement by VitaminShoppe.com or any third party of such a proposal.

The agreement of merger defines "superior acquisition proposal" as an acquisition proposal to acquire all or substantially all of the common stock or assets of VitaminShoppe.com which the board of directors determines, in good faith and after consultation with VitaminShoppe.com's independent financial advisor and the special committee, to be on terms superior from a financial point of view to VitaminShoppe.com's stockholders than the transactions contemplated by the agreement of merger.

Proxy Material. VitaminShoppe.com and The Vitamin Shoppe agree that no information supplied to be included in this proxy statement or any other filing with the Securities and Exchange Commission required to consummate the transactions contemplated by the agreement of merger, or any amendment to the filings will, at the time of mailing to stockholders, the meeting of stockholders or the effective time of the agreement of merger contain any untrue statement of a material fact or omit to state any material fact required, or necessary to make any statements therein misleading.



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Filings; Other Actions; Notification. VitaminShoppe.com and The Vitamin Shoppe
have agreed to use reasonable best efforts to complete all necessary actions under the agreement of merger to effect the merger including filing all necessary notices. VitaminShoppe.com and The Vitamin Shoppe agree to furnish the other with all information necessary in connection with this proxy or any other necessary filing and update the other on all matters relating to completion of the transactions contemplated by the agreement of merger.

Access to Information. VitaminShoppe.com has agreed that it will give The Vitamin Shoppe reasonable access to the books and records and other information concerning the business of VitaminShoppe.com.

Publicity; Communications. VitaminShoppe.com and The Vitamin Shoppe have agreed to consult with each other before issuing any press release or making any public statement with respect to the agreement of merger and the transactions contemplated by such agreement, including the merger.

Benefits. VitaminShoppe.com will use its reasonable best efforts to have each outstanding stock option for shares of Class A common stock, whether vested or unvested, accelerate immediately prior to the closing of the merger. Those options which are not exercised prior to the merger shall be canceled and forfeited at the time of the merger. No other payments will be made with respect to outstanding stock options. The Vitamin Shoppe has agreed to provide each employee of VitaminShoppe.com with credit for his or her years of service with VitaminShoppe.com to the same extent as such employee was entitled for credit for service under VitaminShoppe.com's compensation and benefit plans, so long as the credit does not result in a duplication of benefits. VitaminShoppe.com employees are immediately eligible to participate in all benefit plans sponsored by The Vitamin Shoppe and its affiliates to the extent coverage under The Vitamin Shoppe plan replaces coverage under a comparable compensation and benefit plan in which such employee participated. For purposes of The Vitamin Shoppe's employee health plans, The Vitamin Shoppe will ensure that all pre-existing condition exclusions and actively-at-work requirements be waived for the employee and his or her covered dependents and that all deductible, co-insurance and maximum out-of-pocket criteria applied for the applicable plan year will be treated as if such amounts had been paid in accordance with The Vitamin Shoppe plan for that year.

Expenses. The Vitamin Shoppe agrees that it will pay all costs and expenses, including those of the Paying Agent, in connection with the transactions contemplated in the section governing dissenting shares and payment for Class A common stock. Whether or not the merger is consummated, all costs and expenses incurred in connection with the agreement of merger and the related transactions, including the merger will be paid by the party incurring such expense. If the merger is consummated, The Vitamin Shoppe, as the surviving corporation, will pay all such costs and expenses incurred by VitaminShoppe.com.



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Indemnification; Directors' and Officers' Insurance. The Vitamin Shoppe agrees that it will indemnify and hold harmless each present and former director and officer of VitaminShoppe.com, their heirs and their representative:

o Against any and all costs or expenses arising out of matters existing or occurring at or prior to the merger to the fullest extent that VitaminShoppe.com would have been permitted to indemnify the person under Delaware law and its charter or bylaws as of the date of the agreement of merger;
o By maintaining, for a period of at least six years after the agreement of merger, a policy of officers' and directors' liability insurance for acts and omissions prior to the effective time of the agreement of merger that grants VitaminShoppe.com's officers and directors coverage no less favorable than VitaminShoppe.com's policy in effect prior to the agreement of merger so long as the annual premium is not in excess of 300% of the last annual premium paid; provided that if the insurance expires, is terminated or canceled during such six-year period, The Vitamin Shoppe will use all reasonable efforts to obtain officers' and directors' liability insurance with coverage in amount and scope at least as favorable as VitaminShoppe.com's existing coverage for the remainder of such period for a premium not in excess (on an annualized basis) of 300% of the last annual premium or, if the cost of the coverage exceeds 300% of the last annual premium paid, the maximum amount of coverage that can be purchased for such amount; and
o The Vitamin Shoppe agrees that it will assume all of VitaminShoppe.com's obligations under the indemnification agreements executed by VitaminShoppe.com and each of the members of the special committee.

Takeover Statute. VitaminShoppe.com and The Vitamin Shoppe will take all steps to assist in any challenge to the validity or applicability of any state takeover law to the merger.

Exemption From Liability Under Section 16(b). VitaminShoppe.com and The Vitamin Shoppe will take all necessary steps in connection with the agreement of merger to be exempt from Rule 16b-3 under the Exchange Act.

Transfer Taxes. The Vitamin Shoppe will pay all taxes incurred in connection with the agreement of merger and the transactions contemplated by such agreement, including the merger, and VitaminShoppe.com will assist in completing the necessary tax returns.

PRINCIPAL CONDITIONS TO THE COMPLETION OF THE AGREEMENT OF MERGER

Closing Conditions. Each party's obligation to complete the merger is subject to the satisfaction of the following conditions:

o The merger agreement and the transactions contemplated therein shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote thereon in accordance with the DGCL; and
o absence of legal prohibitions to, or restraint upon, the completion of the merger.



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The Vitamin Shoppe's obligation to complete the merger is subject to satisfaction of the following conditions:

o absence of a "termination material adverse effect" to VitaminShoppe.com, which is defined as any change, event, effect, occurrence, state of fact or development that, individually or in the aggregate, would reasonably be expected to constitute a "material adverse effect" (as defined above), except for continuing losses from operations of VitaminShoppe.com, loss of VitaminShoppe.com employees or customers, any change effecting VitaminShoppe.com's industry in general or a general downturn of the United States economy; and
o receipt by The Vitamin Shoppe of the consent of its lenders and other required consents and waivers, if any, necessary to complete the agreement of merger. This last closing condition is not within the control of VitaminShoppe.com. If The Vitamin Shoppe fails to obtain this consent it will not be required to complete the merger.

TERMINATION

Termination. The agreement of merger may be terminated and the merger may be abandoned at any time prior to the effective time of the agreement of merger:

o    by mutual written consent of the parties;
o by either party: (i) if the merger has not been completed on or before April 12, 2001; or (ii) if the completion of the merger is legally prohibited by final and non-appealable order or by law;
o by The Vitamin Shoppe if VitaminShoppe.com has withdrawn, changed or modified its approval of the agreement of merger or recommendation to the VitaminShoppe.com stockholders in response to a "superior acquisition proposal" (as defined above) and in a manner adverse to The Vitamin Shoppe;
o by The Vitamin Shoppe: (i) if a breach by VitaminShoppe.com of any representation or warranty made as of the date of the agreement or merger (determined without regard to whether the representation or warranty is qualified by "material adverse effect" (as defined under "Representations and Warranties" above)) would, individually or in the aggregate, result in, or reasonably be expected to result in, losses, damages, liabilities or diminution in value of VitaminShoppe.com in excess of $350,000; (ii) if a breach by VitaminShoppe.com of any representation or warrant made as of the effective time of the agreement of merger (determined without regard to whether the representation or warranty is qualified by "material adverse effect" (as defined above) or materiality or similar language) would, individually or in the aggregate, be reasonably likely to have a "termination material adverse effect" (as defined under "Principal Covenants--No Solicitation" above); (iii) if a breach by VitaminShoppe.com of any covenant or agreement (other than VitaminShoppe.com's covenant regarding publicity and communications with respect to the merger) has not been cured within 20 days of written notice; or (iv) if a material breach by VitaminShoppe.com of its covenant regarding publicity and communications with respect to the merger has not been cured within 20 days of written notice;
o by The Vitamin Shoppe if the number of shares of common stock with respect to which the holders exercise dissenters' rights equals or exceeds 5% of VitaminShoppe.com's issued and outstanding stock;


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o    by VitaminShoppe.com: (i) if a breach by The Vitamin Shoppe of any representation or warranty (determined without regard to whether the representation or warranty is qualified by material adverse effect, materiality or similar language) would, individually or in the aggregate, be reasonably likely to result in a material adverse effect on The Vitamin Shoppe or (ii) if a breach by The Vitamin Shoppe of any covenant or agreement has not been cured within 20 days of written notice; or
o by VitaminShoppe.com: if it (i) receives a "superior acquisition proposal" (as defined above) and the board of directors determines, after considering advice of outside counsel and the special committee, that it is necessary to terminate the agreement of merger to comply with the fiduciary duties of the board of directors and (ii) the board of directors concurrently approves a definitive agreement providing for the implementation of the superior acquisition proposal.

Any action by the board of directors of VitaminShoppe.com to terminate the agreement of merger may only be made with the recommendation of the special committee.

If the agreement of merger is terminated and abandoned, the agreement of merger will be void and neither VitaminShoppe.com nor The Vitamin Shoppe will have any liability, provided, however, no such termination will relieve any party of any liability or damages resulting from a willful breach of the agreement of merger.

Amendment; Waiver of Conditions. The agreement of merger may be amended by mutual written consent of the parties, and the conditions to each of the parties' obligations to consummate the merger may be waived by such party, provided, in each case, that any action by VitaminShoppe.com to amend the agreement of merger or waive any provision thereof must be approved by the special committee.

ACCOUNTING TREATMENT

The merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles, whereby the value of the consideration paid in the merger will be allocated based upon the estimated fair values of the assets acquired and liabilities assumed at the effective date of the merger.

STOCKHOLDER LITIGATION

On February 22, 2001, a stockholder of VitaminShoppe.com filed a complaint in the Supreme Court of the State of New York entitled Joseph v. VitaminShoppe.com, et al., Civil Action No. 103884/01. The action asserts claims against VitaminShoppe.com, The Vitamin Shoppe and all of the members of VitaminShoppe.com's board of directors, alleging, among other things, that VitaminShoppe.com and/or The Vitamin Shoppe and the individual defendants breached their fiduciary duties to stockholders, and that some defendants engaged in self-dealing with respect to the merger. The action alleges, among other things, that the consideration to be received by VitaminShoppe.com stockholders in the merger is unfair and inadequate. The action seeks class action certification and injunctive relief against the merger, or, in the alternative, to obtain recission of the merger or damages, and other relief. However, no motion for injunctive relief has been filed.



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VitaminShoppe.com and The Vitamin Shoppe believe that the action is without merit and intend to defend it vigorously.

BUSINESS

VitaminShoppe.com, Inc., a Delaware corporation organized in May 1999, is a leading online source for products and content related to vitamins, nutritional supplements and minerals. Our original www.VitaminShoppe.com Web site, which was launched in April 1998, and our new Web site, which launched in June 2000 replacing the original site, have provided a convenient and informative shopping experience for consumers desiring to purchase products that promote healthy living. We offer an extensive selection of vitamins, nutritional supplements and minerals and a comprehensive line of herbal formulas, homeopathic products, personal care items, body building supplements, healthcare products and books on health and nutrition. We sell our entire line of products at year-round discounts generally ranging from 20% to 40% off suggested retail prices. Our Web site incorporates our own health-related information and offers features from credible third-party sources designed to assist consumers in making informed decisions. In addition, our shopping experience offers customers reliable product delivery and superior customer service.

Until July 1999, we operated as a division of Vitamin Shoppe Industries Inc., a leading retail and catalog source that has done business as The Vitamin Shoppe since it was established in 1977. Based in North Bergen, New Jersey, The Vitamin Shoppe has 89 retail stores throughout the East Coast region and a monthly catalog. The Vitamin Shoppe's catalog operations, including purchasing, design, customer service, warehousing, packaging and shipping, are conducted from its New Jersey offices.

When we assumed the operations of the online business, we entered into intercompany agreements with The Vitamin Shoppe pursuant to which The Vitamin Shoppe agreed to, among other things, perform certain functions to assist our business, including procurement, merchandising, fulfillment, telephone-based customer service and other administrative services. Pursuant to these intercompany agreements, we also (1) license certain intellectual property, including The Vitamin Shoppe logo, name and certain other marks, (2) market each other's lines of distribution, (3) share certain databases and (4) indemnify each other in connection with taxes and the operation of our respective businesses. Please see "Interests of Certain Persons in the Merger--Interests of The Vitamin Shoppe in VitaminShoppe.com".

Initially, the primary activities of VitaminShoppe.com consisted of refining our business model and brand, designing and building our new Web site, recruiting and training employees and negotiating advertising contracts with several major Web portals. As our business developed, we focused on building the infrastructure of our company and expanding customer service operations, and on the design and building of our enhanced, state-of-the-art Web site which launched in June 2000. Throughout, we have concentrated our efforts on creating strategies to acquire new customers, build sales momentum and promote our brand.



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WEB SITE

We believe that our Web site, which integrates commerce with content and service, offers attractive benefits to consumers, including convenience, ease of use, privacy, broad product selection and relevant product information, customization and personalization.

Features and Capabilities. We emphasize ease of use and efficiency. We provide a wide range of consumers-from the casual to the sophisticated consumer of vitamins, nutritional supplements and minerals-with immediate access to the products and information that will promote an informed purchase. Our Web site features full keyword search functionality and other capabilities that enable customers to search for and select products reliably. Our database includes complete product listings with detailed information about ingredients. A keyword search permits efficient comparisons within or across brands allowing customers to compare the prices of various options and to select those that best meet their personal criteria for price, brand and size. We provide consumers with the ability to shop 24 hours per day, seven days per week, supported by online customer service and a toll-free number.

Online Ordering. We provide customers with the ability to place their orders easily and to gather a variety of items in their online shopping carts for rapid checkout. Customers earn "points" in the Vitamin Shoppe Frequent Buyer Program, its loyalty program, which they may redeem online or in The Vitamin Shoppe's retail stores or catalog operations.

Customer Service. From the customer's initial experience with our Web site through the order process to delivery of the product, we focus on customer satisfaction. Customer service representatives provide timely responses to customer inquiries by e-mail or telephone. These inquiries typically involve questions about products or order status and requests for general support as to use of the Web site. We have added additional capabilities that allow our customers to check the status of orders online and enable us to offer special product promotions that correlate to previous purchases.

Products. Our product selection includes over 18,000 items, representing approximately 400 brands, including The Vitamin Shoppe brand. We offer consumers a broad and deep complement of quality products at competitive prices. Our year-round discounts generally range from 20% to 40% off suggested retail prices. By carrying both national brands and The Vitamin Shoppe brand, we believe that we meet the needs of casual, intermediate and sophisticated consumers of vitamins, nutritional supplements and minerals, as well as both brand-loyal and value-oriented customers. Our products come in various formulations and delivery forms, including tablets, capsules, soft gels(R), liquids and powders. We carry almost every national and popular brand of vitamins, nutritional supplements and minerals, including TwinLabs(R), Nature's Way(R) and Schiff(R), as well as The Vitamin Shoppe brand and less well-known specialty brands. The primary product categories include:

o Vitamins, Nutritional Supplements and Minerals. Vitamins, nutritional supplements and minerals are our largest category. We also feature all major and trace minerals, including calcium, boron, zinc, selenium, chromium, magnesium and potassium. We offer vitamins and minerals alone and in combinations to address the specific lifestyle, age and gender needs of our customers. Our nutritional supplement line includes glucosamine and chrondriotin sulfate, coenzyme Q 10, essential fatty acids, carnitine, phosphatidylserine and numerous antioxidants.



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o    Herbal Products. Popular herbals include St. John's wort, ginkgo biloba, echinacea and kava kava. Herbals may be sold as a single herb, in combinations or as teas.

o Homeopathic Products. These products draw on natural ingredients to aid digestion, blood circulation and ailments like headaches.

o Personal Care Products. We offer natural alternatives to traditional lines of soaps, shampoos, moisturizers, toners, massage oils and other products.

o Books. Our well-balanced selection of books on health and nutrition permit customers to educate themselves about health-related topics.

o Body Building Products. We offer a wide selection of products designed to assist beginner and advanced athletes in achieving higher muscular performance and endurance levels.

o Healthcare Products. We offer over 150 healthcare products and accessories, such as massage products, posture and joint products and magnet therapy products, that complement our diverse product offerings.

Content. We supplement the product information available on our Web site with easy access to information on topics related to health and nutrition from well-respected third-party sources. In our Learning Center, we offer information on health concerns, nutritional supplements, herbal formulas, drug interactions, homeopathic medicine, diets and therapies. The Web site also highlights topics of current interest. Our content is provided by independent third parties; most is currently provided under a license from Health Notes Online, a well-known online and CD-ROM encyclopedia of health and nutrition information.

In addition, our e-commerce Web site, www.VitaminShoppe.com, supports our product listings with factual information, including an ingredient list for every product that we carry. In recognition of the Food and Drug Administration and Federal Trade Commission regulations concerning health claims and labeling, information that could be construed as advisory or prescriptive in nature is accessible only from credible third-party information sources.

We previously had arrangements with third party online information sources. All of these were terminated or expired in the last half of 2000. Under these agreements, we paid advertising fees to the content providers in order to have access to their audience of potential customers who are interested in health and wellness topics.

MERCHANDISING STRATEGY

We carry every significant domestic brand of vitamins, nutritional supplements and minerals, as well as many smaller and less well-known specialty brands. Consistent with The Vitamin Shoppe's successful strategy, we sell most of the suppliers' full product lines. We also offer The Vitamin Shoppe brand products, a premium brand manufactured for The Vitamin Shoppe. The Vitamin Shoppe brand, which provides higher gross margins to us than other brands, constituted 34% of our sales during 2000, as compared to 43% and 47% of our sales during 1999 and 1998, respectively. We sell over 18,000 different items. No single item accounted for more than 2% of our sales during 2000. During 2000, our online sales mix by product category was vitamins, nutritional supplements and minerals (69%), body building (14%), herbals (12%), personal care (3%), homeopathic (1%), books (1%).



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We enjoy the economic benefit of The Vitamin Shoppe's relationships with a diverse group of hundreds of vendors, as well as the purchasing economies enjoyed by The Vitamin Shoppe as a result of its size and The Vitamin Shoppe brand products.

ADVERTISING AND MARKETING

We benefit from the direct marketing knowledge and expertise of our management team and, under the administrative services agreement, personnel of The Vitamin Shoppe. During 1999 and into the beginning of 2000, we launched and implemented comprehensive advertising and marketing campaigns to increase awareness of the VitaminShoppe.com brand and to acquire new customers through multiple channels, including traditional and online advertising, direct marketing, and by expanding and strengthening our strategic relationships. By the end of 2000, we had discontinued traditional/media-based advertising campaigns, including television, radio and print, and online sponsorship arrangements in order to conserve cash. However, we continue certain targeted advertising programs including:

Cross-promotion. Through our co-marketing agreement with The Vitamin Shoppe, we create significant brand awareness through cross-promotion in The Vitamin Shoppe retail and catalog channels. The Vitamin Shoppe has 89 retail stores and also distributes a monthly catalog. In addition, the www.vitaminshoppe.com url is permanently displayed at all retail stores. See "Intercompany Agreements" below for a description of the co-marketing agreement.

Direct Marketing. We apply direct marketing techniques aimed at attracting and retaining quality customers and maintaining a high average order size. Direct marketing programs include e-mail special offers or promotions to targeted audience segments, including our current customers and those prospective customers which are obtained through the rental of mailing lists.

Loyalty Programs. Our intercompany agreements with The Vitamin Shoppe permit our customers to participate in the established Vitamin Shoppe Frequent Buyer Program. We also target special offers and promotions to customer purchasing habits reflected in information that we obtain from The Vitamin Shoppe's and our own transactional histories, and we offer bonus incentives for the introduction of new customers and the placement of repeat orders.

RELATIONSHIP WITH THE VITAMIN SHOPPE

Our business was conducted by The Vitamin Shoppe from our inception in October 1997 until July 1999, when we began to operate as a separate company. VitaminShoppe.com was incorporated in May 1999 to operate the business as a separate company. The Vitamin Shoppe owns all of the outstanding Class B common stock of VitaminShoppe.com and is currently our principal stockholder.

We benefit from the existing operations of The Vitamin Shoppe and its economies of scale in purchasing, supplier relationships, inventory management and direct mail fulfillment. We believe that our intercompany agreements with The Vitamin Shoppe have provided key competitive advantages over some of our online competitors.

We believe that these advantages have enabled us to deliver value to our customers and also provide the infrastructure to sustain rapid growth.

We believe that our relationship with The Vitamin Shoppe provides several important benefits:

o management, purchasing and merchandising expertise, including strong relationships with hundreds of vendors, which enhances our ability to provide a comprehensive selection of products at competitive prices;

o full integration of order processing and product fulfillment through The Vitamin Shoppe's distribution center, which gives us the fulfillment capability to support growth;

o the exclusive right to use The Vitamin Shoppe logo and name in online commerce, which provides the superior brand recognition that we believe is a strong motivating factor for new customers; and

o direct marketing knowledge, including access to information regarding more than 700,000 historical catalog and retail customers of The Vitamin Shoppe, and the ability to conduct cross-marketing, co-promotions and customer acquisition programs with The Vitamin Shoppe.

MANAGEMENT INFORMATION SYSTEMS

Our systems are designed to provide availability 24 hours per day, seven days per week. Physical hosting and communication services are provided by a nationally recognized firm, which provides redundant communications lines and emergency power backup. Our systems have been designed based on industry standard technologies and have been engineered to minimize system interruptions in the event of outages or catastrophic occurrences. We have implemented load balancing systems and redundant servers to provide for fault tolerance.

We launched an enhanced Web site, developed in conjunction with Sapient, a leading e-services consultancy, in June 2000. It is dynamic, technologically advanced, redundant and highly flexible with features and functionality which can be regularly updated with the latest technology to accommodate changes in our business environment (including new products and promotions as well as new suppliers and business partners). It integrates our Web content with personalized and customized marketing activities to acquire and retain new customers, while preserving the security and integrity of customer information.

During fall 2000 we outsourced our ongoing Web site operations to Sapient, rather than staffing a full-service technology department.

ORDER PROCESSING AND FULFILLMENT

Processing of our orders is handled by The Vitamin Shoppe's fully integrated systems, which include product sourcing, warehouse management, inventory management, order processing and order fulfillment. Our Web site is fully integrated with The Vitamin Shoppe's warehouse fulfillment system, which monitors the in-stock status of each item ordered, processes the order and generates warehouse selection tickets and packing slips for order fulfillment. The Vitamin Shoppe processes and fulfills our customer orders through its facilities totaling 72,000 square feet in North Bergen, New Jersey.

Access to The Vitamin Shoppe's order processing and fulfillment systems enables us to retain greater control over the quality, timeliness and cost of fulfilling our product orders than competitors that outsource these services. In addition, the scale of The Vitamin Shoppe's operations enables it to keep a large number of items in stock. During 2000, The Vitamin Shoppe shipped an average of 27,000 packages weekly from its warehouse and distribution centers. The Vitamin Shoppe's efficient operations and high levels of in-stock merchandise enabled us during 1999 to provide same-business-day shipping on approximately 85% of online orders received by 5:00 p.m. Eastern time. In mid 2000, we changed our default shipping policy to standard shipping, and customers now generally receive orders two business days after shipping.

COMPETITION

The vitamin, nutritional supplement and mineral market (VSM) was over $8.9 billion in 1998 and is expected to grow to $16.6 billion by 2003, yet it still remains highly fragmented and competitive. VSM products are sold in numerous retailing categories with no single company maintaining significant market dominance.

We compete in a variety of retailing categories including health/natural specialty retailers, drugstores, supermarkets and grocery stores, and mass merchant retailers. Our competitors operate in one or more distribution channels, including online commerce, retail stores, catalog operations and direct sales. Most of these companies do not focus primarily on VSM retailing. Therefore, they do not offer the breadth of VitaminShoppe.com's 18,000 products and 400 brands.

Health/Natural Specialty Retailers. This category is highly fragmented and includes local, regional and national chains selling through retail, catalog, or online channels. The largest participant in this sector is General Nutritional Centers (GNC), which has a nationwide retail presence and a Web site, GNC.com which is part of Drugstore.com's online operations. Another large competitor is NBTY, which sells its private-label products through its Puritan's Pride and Nutrition Headquarters mail order catalogs and its Vitamin World retail stores. NBTY also sells through separate Vitamin World and Puritan's Pride Web sites.

Drugstores. This category is dominated by chains, such as Walgreen's, CVS and RiteAid. The national chains are expanding their online presence. CVS acquired soma.com and is expanding its online presence as cvs.com. RiteAid's online presence is provided through drugstore.com. This category typically offers a moderate selection of vitamins, nutritional supplements and minerals, focusing instead on prescriptions and over-the-counter products. Their VSM offerings are often not all-natural products.



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

Supermarkets and Grocery Stores. This category includes traditional supermarkets, such as Safeway and Kroger, and natural-food markets, such as Whole Foods and Wild Oats. Some of these companies entered the online market with a limited offering of vitamins, nutritional supplements and minerals. Whole Foods has created a lifestyle e-commerce site. Online grocery stores, such as Netgrocer.com, also compete against us. This category generally offers an extremely limited selection of vitamins, nutritional supplements and minerals and infrequent discounts.

Mass Merchant Retailers. This category is dominated by companies such as Wal-Mart, Kmart and Target, which have extensive retail locations but limited online presence. These chains offer attractive pricing on vitamins, nutritional supplements and minerals but have limited selection at retail stores and offer little product information. Their online offerings focus on larger, big-ticket items and typically do not include VSM products.

Many of our current and potential competitors have long operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may develop products or services that are equal or superior to our solutions and may achieve greater market acceptance than we do.

GOVERNMENT REGULATION

The formulation, manufacturing, processing, packaging, labeling, advertising, distribution and sale of dietary supplements are subject to regulation by federal agencies. The principal governmental agencies that regulate us include the Food and Drug Administration ("FDA") and the Federal Trade Commission ("FTC"). Dietary supplements are also regulated by governmental agencies for the states and localities in which we sell our products. Among other matters, the FDA and FTC prohibit product claims that refer to the value of the product in treating or preventing disease or other adverse health conditions. Because the Internet is relatively new, there is limited common law or regulatory guidance that clarifies the manner in which government regulation impacts online sales of dietary supplements. This lack of clarity lends uncertainty to the laws regulating online promotional claims and Web site structure.

Governmental agencies, such as the FDA and FTC, have a variety of remedies and processes available to them. They may initiate investigations, issue warning letters and cease-and-desist orders, require corrective labeling or advertising, require that a company offer to repurchase products, seek injunctive relief or product seizure, impose civil penalties or commence criminal prosecution. Some state agencies have similar authority, as well as the authority to prohibit or restrict the manufacture or sale of products within their jurisdictions. In the past, these agencies have imposed civil penalties in the millions of dollars. Increased sales and publicity of dietary supplements may result in increased regulatory scrutiny of the industry.

In January 2000, the FDA released final rules regarding the regulation of claims with respect to dietary supplements that expressly or implicitly claim to diagnose, treat, prevent or cure a disease. The Dietary Supplement Health and Education Act of 1994 ("DSHEA") was enacted in October 1994 as an amendment to the Federal Food, Drug and Cosmetic Act ("FFDCA"). We believe that this statute is generally favorable to the industry. The statute established a new statutory definition of "dietary supplements," which includes vitamins, minerals, herbs, amino acids and other dietary ingredients for human use to supplement the diet. With respect to all dietary ingredients already on the domestic market as of October 15, 1994, the manufacturer or distributor is not required to submit evidence of a history of use or other evidence of safety establishing that a supplement containing only these dietary ingredients will reasonably be expected


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

to be safe. In contrast, a supplement that contains a new dietary ingredient not on the domestic market on October 15, 1994 does require a submission to the FDA of evidence of a history of use or other evidence of safety. Among other things, the statute prevented the further regulation of dietary ingredients as "food additives" and allowed the use of "statements of nutritional support" on product labels.

In September 1997, the FDA issued final regulations to implement the DSHEA. Among other things, these regulations established a procedure for manufacturers and distributors of dietary supplements to notify the FDA about the intended marketing of a new dietary ingredient or about the use in labeling and advertising of statements of nutritional support. The regulations also established a new format for nutrition labeling on dietary supplements, which became effective on March 23, 1999 for products with labels attached after that date.

The Nutritional Labeling and Education Act of 1990, which amended the Federal Food, Drug and Cosmetic Act, prohibits the use of any health claim, which generally means any statement relating a substance to a reduction in the risk of disease, for any foods (including dietary supplements), unless the health claim is supported by "significant scientific agreement" and is preapproved by the FDA. The FDA Modernization Act of 1997, which also amended the FFDCA, relaxed this prohibition somewhat by permitting health claims based upon authoritative statements of specific scientific bodies without FDA preapproval, but only following notification to the FDA. To date, the FDA has approved or accepted notification for only a limited number of health claims for dietary supplements.

In January 2000, the FDA released final rules regarding the regulation of claims with respect to dietary supplements that expressly or implicitly claim to diagnose, treat, prevent or cure a disease. Dietary supplement manufacturers, marketers and distributors are allowed to make statements of nutritional support. Under the DSHEA, manufacturers and marketers must notify the FDA of any statements of nutritional support no later than 30 days after the first marketing of a supplement with the statement. Four types of statements of nutritional support are permissible:

o    a benefit related to a classical nutrient deficiency disease;

o the role of a nutrient or dietary ingredient that is intended to affect the structure or function of the body;

o the documented mechanism by which a nutrient or dietary ingredient acts to maintain a bodily structure or function; and

o    general well-being from consuming a nutrient or dietary ingredient.



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

A statement of nutritional support developed by a manufacturer or distributor of dietary supplements must carry a disclaimer in the labeling, stating that the claim "has not been evaluated by the FDA" and that the product "is not intended to diagnose, treat, cure or prevent any disease."

Under the DSHEA, retailers are allowed to use "third-party literature" to educate customers in connection with product sales. The literature must be balanced, objective, scientific information about the use of the product. The literature must not be misleading, must be displayed or presented with other literature to present a balanced view, must not promote a particular brand and, if in a store, must be physically separate from the associated product. We believe that the relationship between health and product information and the product listings on our Web site is consistent with the provisions of this statute governing the use of third-party literature.

Dietary supplements must also comply with adulteration and misbranding provisions of laws administered by the FDA. In addition, all ingredients must be safe and suitable for use. All mandatory labeling information must be presented in accordance with governing regulations, and no information may be false or misleading.

The FTC enforces against unfair acts or practices in commerce, including false or deceptive advertising of dietary supplements. Under the Federal Trade Commission Act and policies published by the FTC to implement it, product claims must be properly substantiated and stated in a nondeceptive manner.

INTELLECTUAL PROPERTY

Under the trademark license agreement, The Vitamin Shoppe has granted us an exclusive license to use The Vitamin Shoppe's trademarks and service marks, including The Vitamin Shoppe logo and the name and mark VitaminShoppe.com, in connection with our marketing and sale of products and services in online commerce. We believe that The Vitamin Shoppe logo and name are currently the only trademarks that are material to the conduct of our business, but we regard all of the licensed trademarks and other proprietary rights as valuable assets. The Vitamin Shoppe logo is a federally registered trademark. Under the trademark license agreement, The Vitamin Shoppe is required to register VitaminShoppe.com as a trademark and to protect its legal rights concerning the licensed trademarks by appropriate legal action. The Vitamin Shoppe relies on common law trademark rights to protect its unregistered trademarks and service marks, such as VitaminShoppe.com and Vitamin Shoppe Frequent Buyer Program. Common law trademark rights do not provide the same level of protection as that afforded by a United States federal registration of a trademark. Common law trademark rights are limited to the geographic area in which the trademark is actually used. With limited exceptions, a United States federal registration enables the registrant to stop unauthorized use by any third party anywhere in the United States, even if the registrant has never used the trademark in the geographic area in which the unauthorized use is being made. While we believe that The Vitamin Shoppe's approach to protecting its trademarks is reasonable and customary, it may not be adequate to protect the interest in The Vitamin Shoppe trademarks and service marks.



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

GOVERNMENT REGULATION OF INTERNET

Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. A recent session of the U.S. Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union has also enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, contracts and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

INTERCOMPANY AGREEMENTS

In order to obtain the benefits of The Vitamin Shoppe's expertise and infrastructure, we have entered into several intercompany agreements with The Vitamin Shoppe, the material terms of which are summarized in this Proxy Statement. Please see "Interests of Certain Persons in the Merger-Interests of The Vitamin Shoppe in VitaminShoppe.com."

EMPLOYEES

As of March 1, 2001, we had 36 employees who devote all or substantially all of their time to our business. From time to time, we employ independent contractors to supplement our staff. In addition, many of The Vitamin Shoppe's employees provide services to us. We believe that our relations with our employees are good. We are not a party to any collective bargaining agreements. Under the administrative services agreement, The Vitamin Shoppe provides our employees with a benefit package that includes medical insurance, dental insurance, life insurance and a contributory 401(k) plan.

PROPERTIES

We have terminated our sublease agreement for our office space of approximately 10,000 square feet at 444 Madison Avenue, Suite 802, New York, New York 10022. The sublease for this space would have expired in November 2003 and provided for a monthly rental of $34,913. We relocated to the offices of The Vitamin Shoppe in Secaucus and North Bergen, New Jersey in January 2001. The square footage of our office space in Secaucus and North Bergen is approximately 1,600 and 1,000 square feet, respectively. The Vitamin Shoppe is not charging us rent for the use of this space.

LEGAL PROCEEDINGS

On February 22, 2001, a stockholder of VitaminShoppe.com filed a complaint in the Supreme Court of the State of New York entitled Joseph v. VitaminShoppe.com, et al., Civil Action No. 103884/01. The action asserts claims against VitaminShoppe.com, The Vitamin Shoppe and all of the members of VitaminShoppe.com's board of directors, alleging, among other things, that VitaminShoppe.com and/or The Vitamin Shoppe and the individual defendants


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

breached their fiduciary duties to stockholders, and that some defendants engaged in self-dealing with respect to the merger. The action alleges, among other things, that the consideration to be received by VitaminShoppe.com stockholders in the merger is unfair and inadequate. The action seeks class action certification and injunctive relief against the merger, or, in the alternative, to obtain recission of the merger or damages, and other relief. However, no motion for injunctive relief has been filed.

VitaminShoppe.com and The Vitamin Shoppe believe that the action is without merit and intend to defend it vigorously.





















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




                       SELECTED HISTORICAL FINANCIAL DATA

SELECTED HISTORICAL FINANCIAL DATA OF VITAMINSHOPPE.COM

The following selected historical financial data for the period from October 1, 1997 (inception) to December 31, 1997 and for each of the years ended December 31, 1998, 1999 and 2000 has been derived from VitaminShoppe.com's audited financial statements. The following data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" of VitaminShoppe.com appearing in this proxy statement, and also should be read together with the financial statements of VitaminShoppe.com and the notes thereto included at the end of this proxy statement.

                             VITAMINSHOPPE.COM, INC.
                          STATEMENT OF OPERATIONS DATA
                 (In thousands, except share and per share data)


                                     October 1,
                                        1997
                                   (inception) to                 Year Ended December 31,
                                    December 31,
                                        1997             1998             1999              2000
                                     ----------       ----------       ----------        -----------
Net sales                            $        -       $    3,034       $   14,646        $   34,257
Cost of goods sold                            -            1,599            9,480            23,415
                                     ----------       ----------       ----------        -----------
Gross profit                                  -            1,435            5,166            10,842
Operating expenses:
Marketing and sales expenses                  -            3,196           26,701            21,189
Technology development expenses             285              642            3,142             7,951
General and administrative
   expenses                                  64              917            5,425            12,071
                                     ----------       ----------       ----------        -----------
Total operating expenses                    349            4,755           35,268            41,211
                                     ----------       ----------       ----------        -----------
Loss from operations                       (349)          (3,320)         (30,102)          (30,369)
Interest expense (income), net                4              120               (9)           (1,270)
                                     ----------       ----------       ----------        -----------
Loss before income tax provision           (353)          (3,440)         (30,093)          (29,099)
Income tax provision                          -                -              108            (1,828)
                                     ----------       ----------       ----------        -----------
Net loss                             $     (353)      $   (3,440)      $  (30,201)       $  (27,271)
                                     ==========       ==========       ==========        ===========
Basic and diluted net loss per
   share                             $    (0.03)      $    (0.26)      $    (2.05)       $    (1.34)
                                     ==========       ==========       ==========        ===========
Weighted average shares
   outstanding used to compute
   pro forma basic and diluted
   net loss per share                13,081,500       13,081,500       14,756,339        20,359,074
                                     ==========    =============       ==========        ==========



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

VitaminShoppe.com's ratio of earnings to fixed charges for the years ended December 31, 1998, 1999 and 2000 is a deficiency equal to the net loss of $3.4 million for 1998, $30.2 million for 1999 and $27.3 million for 2000.

                                                                 December 31,     December 31,      December 31,
                                                                     1998             1999              2000
BALANCE SHEET DATA:                                              ------------     ------------      ------------
(In thousands, except per share data)

Cash and cash equivalents..............................            $      -          $ 38,019         $  4,046
Working capital (deficiency)...........................              (4,278)           29,754           (1,777)
Total assets...........................................                 614            49,160           16,839
Due to The Vitamin Shoppe..............................               3,583             2,635            2,245
Stockholders' equity (deficit).........................              (3,793)           35,938            9,258
Book value per share ..................................            $  (0.29)         $    1.77        $    0.45

NO PRO FORMA FINANCIAL INFORMATION

We have not provided any pro forma data giving effect to the proposed merger. We do not believe such information is material to you in evaluating the merger proposal since:

o    the proposed merger consideration is all cash; and
o if the proposed merger is completed, VitaminShoppe.com Class A common stock would cease to be publicly traded and the holders of Class A common stock would not retain or receive a continuing interest in VitaminShoppe.com's business.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements, including statements regarding VitaminShoppe.com, Inc.'s beliefs, expectations, intentions or strategies regarding the future. All forward-looking statements included in this report are based upon information available to VitaminShoppe.com, Inc. as of the date hereof. VitaminShoppe.com, Inc. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those set forth in such forward-looking statements. These and other risks and uncertainties relating to VitaminShoppe.com, Inc. are detailed in VitaminShoppe.com, Inc.'s Prospectus related to VitaminShoppe.com, Inc.'s initial public offering dated October 8, 1999 filed with the Securities and Exchange Commission (File No. 333-83849), and other reports filed by VitaminShoppe.com, Inc. from time to time with the Securities and Exchange Commission.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

We began development of our online operations in October 1997 and launched our Web site on April 7, 1998. Initially, our primary activities consisted of developing our business model and brand, designing and building our Web site, recruiting and training employees and negotiating advertising contracts with several major Web portals. As our business developed, we focused on building the


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

infrastructure of our company and expanding customer service operations, and on the design and building of our enhanced, state-of-the-art Web site which launched in June 2000. Throughout, we have concentrated our efforts on creating strategies to acquire new customers, build sales momentum and promote our brand.

We spent heavily in fourth quarter 1999 on offline advertising and through the first half of 2000 on contractual commitments for online sponsorship relationships. We found that these methods of advertising, while responsible for bringing us new customers, were not cost effective, and therefore were not sustainable. During the second and third quarters of 2000, all of our online sponsorship agreements were terminated, which resulted in greatly reduced online advertising expenditures. We have also terminated plans to launch an offline media campaign, and are relying instead solely on direct to consumer marketing through email or printed materials.

While we believe that curtailing on- and offline advertising enable us to achieve the lowest possible customer acquisition cost and conserve cash, it is likely that this will continue to have a negative impact on sales, as was the case in the third and fourth quarters 2000. However, the gross margin as a percent of net sales was higher in the second half of 2000 than earlier in the year, the result of generally higher prices from less discounting and fewer price promotions.

As the chart below illustrates by quarter, the mix of these pricing policies coupled with lower marketing expenditures has had a significant impact on our sales and has slowed down customer acquisition, while increasing gross margins.

                                                                       Quarter Ended
                                            ----------------------------------------------------------------------
                                             30-Sep      31-Dec       31-Mar      30-Jun      30-Sep      30-Dec
                                              1999        1999         2000        2000        2000        2000
                                            ---------   --------     ---------   ---------   ---------   ---------
Net Sales $000                               $ 4,031     $ 6,045      $10,094     $ 9,257     $ 7,132     $ 7,774

Cumulative Customers - end of period          66,000     100,000      155,000     189,000     210,000     228,000

Gross Margin %                                    35%         28%          24%         28%         39%         41%
Gross Margin $000                            $ 1,419     $ 1,664      $ 2,368     $ 2,550     $ 2,737     $ 3,187

We continued to accumulate net losses in the fourth quarter of 2000. From inception through December 31, 2000, we have incurred net losses of $61.3 million. As of December 31, 2000, we had $4.0 million in cash and cash equivalents (as compared to $7.4 million at September 30, 2000). Since inception, our operations have not generated sufficient cash flow to satisfy our current obligations. Based on our current estimates, we expect our available cash to be depleted in April 2001, but it could be earlier than that time. We hope to complete the merger prior to depleting all of our cash, but we cannot assure you that we will be able to do so. If the merger is not completed, we will likely be forced to seek protection under the Federal bankruptcy laws or enter liquidation proceedings.

RESULTS OF OPERATIONS: 2000 COMPARED TO 1999

Net sales. Net sales for 2000 totaled $34.3 million, an increase of $19.7 million or 135 percent from net sales of $14.6 million during 1999. Orders in fiscal year 2000 totaled 433,000 as compared to 198,000 orders in 1999; 132,000 new customers were added, slightly more than one and a half times the 80,000 in 1999. Of the 132,000 new customers added in 2000, 93,000 were added in the first half of the year. Most of our online sponsorship agreements, which brought us some of our new customers, but at a very high cost per acquisition, concluded in second quarter 2000. By the end of 2000, all were concluded. The growth in new customers, although now decelerating, and the repeat buying patterns of our customers are the main factors in our increased net sales year over year. Average order size has increased 7% to $74 in 2000 from $69 in 1999, as a result of a larger proportion of repeat buyers in the 2000 period.

Cost of Goods Sold. Cost of goods sold for 2000 was $23.4 million or 68 percent of net sales versus $9.5 million or 65 percent of net sales for 1999. The increase in cost of sales as a percent of net sales is mainly attributable to two factors: in 2000, we sold a somewhat lower proportion of higher margin Vitamin Shoppe(R) branded products versus other brands as compared to 1999; and, beginning July 1, 1999, the cost of inventory supplied to us by The Vitamin Shoppe increased as a result of the implementation of our supply and fulfillment agreement with The Vitamin Shoppe, from 100% to 105% of The Vitamin Shoppe's product cost.

As of October 1, 2000, in accordance with the Emerging Issues Task Force ("EITF") Issue No. 00-10, the Company began to record all amounts billed to customers related to shipping and handling costs as net revenue and costs related to shipping and handling as cost of goods sold. Previously these had been recorded net as operating expense in the Marketing and Sales category. All prior periods have been restated for this change. When comparing the two fiscal years, net shipping costs were $1.0 million higher in 2000 versus 1999. The increase was primarily the result of the Company's shipping policy during the period from September 1999 through April 2000. During that period, as a promotional incentive, customers received overnight delivery on all packages at no additional cost above standard delivery. The policy was subsequently changed, and VitaminShoppe.com began charging a $2.00 premium for overnight delivery, which reduced customer demand for this service.

Marketing and Sales Expenses. Marketing and sales expenses consist primarily of advertising and promotional expenditures including co-marketing with The Vitamin Shoppe, distribution expenses including order processing and fulfillment charges, the trademark license agreement, and payroll and related expenses for personnel engaged in these activities. Some of these expenses represent charges for services provided by The Vitamin Shoppe which, prior to July 1, 1999, were in the form of allocations based on The Vitamin Shoppe's best estimate of actual expenses. As of July 1, 1999 various intercompany agreements were put in place to cover these expenses. Among the services covered under these agreements The Vitamin Shoppe provides warehousing and fulfillment services for customer orders on an exclusive basis. We pay The Vitamin Shoppe for these services an amount equal to 105 percent of The Vitamin Shoppe's actual average unit cost (fully-loaded) per package multiplied by the number of packages shipped to our customers, plus actual shipping costs that we do not pay directly. The trademark license agreement with The Vitamin Shoppe provides us with the exclusive right to use The Vitamin Shoppe's trademarks, including the logo and name, in connection with the marketing and sale of products and services in online commerce; we pay an annual royalty trademark fee of $1 million plus an additional amount based on a percentage of net sales volume of The Vitamin Shoppe(R) branded product.

Prior to July 1, 1999, warehousing and fulfillment services were allocations based on 100% of best estimates and there was no trademark royalty fee charged by The Vitamin Shoppe. The increase in the warehousing and fulfillment charges to 105% of fully-loaded cost from a 100% allocation and the addition of the trademark fee contributed to higher marketing and sales expenses.

Marketing and sales expenses totaled $21.2 million in 2000, down approximately $5.5 million from 1999. As a percentage of net sales, marketing expenses decreased from 182% in 1999 to 62% in 2000. The decrease in marketing expenses is primarily the result of lower on- and offline media and online sponsorship expenses, offset by higher selling expenses associated with the 134% increase we experienced in product sales, and by the addition of the intercompany trademark agreement with The Vitamin Shoppe. Marketing expenses trended down from first to fourth quarter 2000 as we employed more direct marketing approaches and relied less on media advertising. During the second quarter 2000, our contractual Web portal relationships with Intelihealth and Time Inc. terminated. During the third quarter 2000, we amended our contractual relationship with America Online, resulting in a shorter more targeted carriage plan which terminated in mid October 2000.

Technology Development Expenses. For the fiscal year 2000, technology development expenses increased to $8.0 million from $3.1 million for 1999, up $4.9 million. As a percentage of net sales, these expenses were 23 percent in 2000 and 21 percent in 1999. Technology development expenses in both periods consisted in large part of consulting costs for outsourcing the Web site's applications development, operations and maintenance, as well as some internal staff manpower. These costs peaked in second quarter 2000 while we were simultaneously running our original Web site and completing development and testing of the new site which launched in June 2000. Site hosting, hardware and software licensing and service agreements, and communications charges, which comprise the other major components of technology expense, also increased consistent with the implementation of a full scale Web commerce business. In the fourth quarter 2000, after reviewing our options, we made the decision to outsource our technology operations rather than hire a full internal technology team at that time.

General and Administrative Expenses. General and administrative expenses consist primarily of payroll and related expenses for executive, business and content development, customer service and administrative personnel, corporate facility expenses, depreciation, professional services, deferred stock-based compensation and other general corporate expenses. General and administrative expenses increased by $6.7 million to $12.1 million or 35 percent of net sales for 2000 from $5.4 million or 37 percent of net sales for 1999. This increase was primarily due to the addition of personnel consistent with building the business, depreciation, primarily of the new Web site, a full year of facilities expenses, and certain severance charges

Amortization of stock-based compensation. Amortization of deferred stock-based compensation expense, included in general and administrative expenses, was $591 in 2000 as compared to $1.2 million in 1999.

Interest expense (income), net. Interest expense (income), net consists of interest charges allocated from The Vitamin Shoppe in 1999 and interest income earned on cash and cash equivalents. In the fiscal year 1999, interest expense was charged to us at the rate of 8.75% on the note due to The Vitamin Shoppe and other advances of $348,000. Since the note due to The Vitamin Shoppe was repaid in November 1999, VitaminShoppe.com had no interest expense in 2000. Interest income was earned since the sale of Series A convertible preferred stock on July 27, 1999 and our initial public offering on October 8, 1999 and amounted to $1.3 million in fiscal year 2000 and $425,000 in the third and fourth quarters 1999.

Intercompany agreements. In summary, the intercompany agreements cover rights and obligations regarding trademark licenses, inventory supply and fulfillment, promotional and co-marketing activities, databases and administrative services. We incurred a total of $19.7 million of merchandise purchases and $5.6 million of other expenses under the intercompany agreements with The Vitamin Shoppe during fiscal year 2000. We incurred a total of $5.5 million of merchandise purchases and $2.3 million of other expenses under the intercompany agreements with The Vitamin Shoppe during the third and fourth quarters 1999. The intercompany agreements were not in place during the first two quarters 1999. During the first two quarters 1999, allocations were made by The Vitamin Shoppe for services provided to us. These allocations did not include charges for the trademark license or co-marketing activities. Further, inventory and fulfillment charges were allocated at the rate of 100% of cost rather than the 105% as provided in the intercompany agreements. Had the intercompany agreements been in place during the first two quarters 1999, our net loss for the full year 1999 would have been $31.0 million rather than $30.2 million.

Income taxes. Our operating results through June 30, 1999 were included in the consolidated income tax returns of The Vitamin Shoppe and The Vitamin Shoppe did not allocate to us its share of income tax liabilities or benefits attributable to our proportionate share of operating results.

Since our capitalization on July 1, 1999, when we ceased to be part of The Vitamin Shoppe's consolidated group, losses generated are available to offset any future taxable income for 20 years. Deferred tax assets normally recorded to reflect the future benefit may or may not be shown as realizable, depending on our ability to demonstrate the likelihood of future profitability.

VitaminShoppe.com and The Vitamin Shoppe are parties to a Tax Allocation Agreement. During December 2000, we filed combined New York State and New York City income tax returns with The Vitamin Shoppe for our fiscal year ending December 31, 1999. As a result of VitaminShoppe.com tax losses used by The Vitamin Shoppe for 1999, The Vitamin Shoppe is required to establish a payable to VitaminShoppe.com in an amount equal to $1.1 million. Subject to offset for any future amounts which may become payable by VitaminShoppe.com to The Vitamin Shoppe under the Tax Allocation Agreement, the payable is due on December 31, 2004. We did not recognize this amount as a tax benefit in our financial statements for the fiscal year ended December 31, 1999, which were included in our Annual Report on Form 10-K, because we had not expected to file combined returns. We have recognized a note receivable in our financial statements for fiscal year 2000 in the amount of $1.9 million, which includes the $1.1 million used by The Vitamin Shoppe for the year ended December 31, 1999 and an estimated amount associated with The Vitamin Shoppe's use of VitaminShoppe.com's 2000 tax losses for New York State and New York City.

As of December 31, 2000, we had a net operating loss carry forward that, if utilized, provides a future tax benefit of approximately $19.8 million. Due to the uncertainty of the realization of this net operating loss carry forward in the future, we have provided a valuation allowance to offset this deferred tax asset.

         RESULTS OF OPERATIONS:  1999 COMPARED TO 1998

Net Sales. Net sales consist of product sales net of allowances for product returns. Revenues are recognized when the related product is shipped. The level of our sales depends on many factors, including:

o    the number of customers that we are able to attract;
o    the frequency of customers' purchases;
o    the quantity and mix of products that customers purchase;
o    the price that we charge for our products; and
o    the level of customer returns that we experience.

Net sales for 1999 totaled $14.7 million, an increase of $11.7 million or 390% from net sales of $3.0 million for the nine-month period beginning April 1, 1998 (the date on which we launched our Web site). We have made enhancements to our Web site to improve navigation and the overall user experience, and we have significantly increased our advertising, marketing and promotional expenditures in 1999. We believe these factors have contributed to growth in our customer base and continuation of a favorable pattern of repeat buying.

Cost of Goods Sold. Cost of goods sold consists primarily of the costs of products sold to customers. The Vitamin Shoppe supplies inventory to us on an exclusive basis. Under the supply and fulfillment agreement with The Vitamin Shoppe beginning July 1, 1999, we pay The Vitamin Shoppe an amount equal to 105% of The Vitamin Shoppe's product cost. Prior to that time, inventory was provided to us by The Vitamin Shoppe at 100% of its product cost. As a result, cost of goods sold as a percentage of sales is higher in 1999 than in 1998. We expect that it will continue to be higher than in the past both as a percentage of sales and in absolute dollars to the extent that our volume of sales increases.

In the future, we may expand or increase the discounts we offer to our customers and may otherwise alter our pricing structures and policies. These changes would negatively reduce our gross margins. In addition to pricing strategy, our gross margins will fluctuate based on other factors, including:

o the cost of our products, including the extent of purchase volume discounts that The Vitamin Shoppe is able to obtain from its suppliers;
o    promotions or special offers that we offer to attract new customers;
o the mix of The Vitamin Shoppe brand products versus other branded products that our customers purchase; and
o    the mix of products within each brand category that our customers purchase.

Cost of goods sold for 1999 was $9.5 million, or 65% of net sales, versus $1.6 million, or 53% of net sales for the nine-month period beginning April 1, 1998 (the date on which we launched our Web site). The increase in cost of sales as a percent of net sales is attributable to the implementation of our supply and fulfillment agreement with The Vitamin Shoppe, the offering of promotional discount coupons to customers during 1999 and the sales of a lower proportion of The Vitamin Shoppe (R) branded products versus other brands as a percent of total sales in 1999 as compared to 1998. The Vitamin Shoppe brand products carry a higher gross margin than other brands.

Marketing and Sales Expenses. Marketing and sales expenses consist primarily of advertising and promotional expenditures, merchandising, customer service, distribution expenses, including order processing and fulfillment charges, net shipping costs, equipment and supplies and payroll and related expenses for personnel engaged in these activities. Some of these expenses represent charges for services provided by The Vitamin Shoppe. Prior to July 1999, these charges were in the form of allocations based on The Vitamin Shoppe's best estimate of actual expenses. As of July 1, 1999 various intercompany agreements were put in place to cover these expenses. Under these agreements The Vitamin Shoppe will continue to provide warehousing and fulfillment services for customer orders on an exclusive basis. We pay The Vitamin Shoppe for fulfillment services an amount equal to 105% of The Vitamin Shoppe's actual average unit cost per package, multiplied by the number of packages shipped to our customers, plus actual shipping costs that we do not pay directly. While this amount is higher than the 100% cost of these services to us under the historical allocation method, we believe that the increase will not have a material effect on our results of operations because our fulfillment costs have historically been less than 2% of our net sales. Under the trademark license agreement with The Vitamin Shoppe which provides us with the exclusive right to use The Vitamin Shoppe's trademarks, including the logo and name, in connection with the marketing and sale of products and services in online commerce, we pay an annual royalty fee equal to $1 million plus an amount based on a percentage of net sales volume of The Vitamin Shoppe (R) branded product. Prior to July 1, 1999, there was no royalty fee charged by The Vitamin Shoppe.

Marketing and sales expenses increased by $23.5 million to $26.7 million in 1999, or 182% of net sales, from $3.2 million in 1998, or 105% of net sales. The increase is largely attributable to the implementation of our significant multi-media marketing campaign which began late in third quarter 1999 and continued through fourth quarter 1999. In addition, we have added to our roster of strategic relationships with web portals and health-oriented channels. Subsequent to the third quarter 1998, agreements with Yahoo! (November 1998), drkoop.com (March 1999), OnHealth (March 1999), InteliHealth (April 1999) and America Online (October 1999) have been added to the existing list which included Ask Dr. Weil (April 1998). We expect marketing and sales expenses to vary considerably from quarter to quarter during future periods depending on the timing of advertising campaigns, but do not expect quarterly spending in 2000 to continue at the same rate as the fourth quarter of 1999. In addition, we expect marketing and sales expenses to remain high as a percentage of sales, but lower as a percentage of sales than we experienced in 1999.

Technology Development Expenses. Technology development expenses consist primarily of consulting fees and payroll and related expenses for applications development and information technology personnel, licensing and service agreements, Web site hosting and communications charges, and Web site content development and design expenses. Technology development expenses increased by $2.5 million to $3.1 million for 1999 from $0.6 million for 1998. As a percentage of net sales, these expenses were 21% in 1999 and 21% in 1998. Expenses increased in the areas of technology development personnel and use of third-party service providers, consultants and contract labor. The increase in expense and in our overall investment in technology reflects our commitment to providing a superior web commerce experience to our customers. We believe strongly that our new Web site, its ongoing technology-based enhancements and the infrastructure supporting the site will contribute significantly to customer satisfaction and retention. Continued investment is therefore anticipated, to provide improvements to the capabilities of the site and to expand the infrastructure necessary to support it. We also expect to continue to invest in the development of in-house expertise necessary to effectively manage the technology of our business. In 1999, we successfully recruited a highly experienced Chief Technology Officer and a Director of Technology Operations, as well as several other technology professionals.

General and Administrative Expenses. General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel, corporate facility expenses, professional services expenses, travel, deferred stock-based compensation and other general corporate expenses. General and administrative expenses increased by $4.5 million to $5.4 million, or 37% of net sales, for 1999 from $0.9 million, or 30% of net sales, for 1998. This increase was primarily due to the addition of personnel, professional fees and other expenses associated with building our infrastructure and the addition of deferred stock-based compensation. As we continue this building process, we expect that general and administrative expenses will continue to increase during future periods.

Interest Expense (income), net. Interest expense (income), net consists of interest charges allocated from The Vitamin Shoppe and interest income earned on cash and cash equivalents. Interest expense was charged on the note due to The Vitamin Shoppe and advances to us at the rate of 8.75% per annum which totaled $416,000 in 1999 as compared to $120,000 in 1998. Interest income has been earned since the sale of our Series A convertible preferred stock on July 27, 1999 and our initial public offering on October 8, 1999 and amounted to $425,000. Since the note due to The Vitamin Shoppe was repaid in November 1999, VitaminShoppe.com no longer anticipates interest expense unless we incur future borrowings.

Amortization of Stock-Based Compensation. Amortization of deferred stock-based compensation expense, included in general and administrative expenses, was $1.2 million in 1999 as compared to zero in 1998. Due to the resignations of two officers during the first quarter 2000, we expect to eliminate approximately $1.9 million of unamortized deferred stock-based compensation that was previously recorded as additional paid in capital.

Intercompany Agreements. The intercompany agreements cover rights and obligations regarding trademark licenses, inventory supply and fulfillment, promotional and co-marketing activities, databases and administrative services. We incurred a total of $5.5 million of merchandise purchases and $2.3 million of other expenses under the intercompany agreements with The Vitamin Shoppe for the six months ended December 31, 1999. The intercompany agreements were not in place during the first three quarters 1998 and the six months ended June 30, 1999 but became effective on July 1, 1999. Had the intercompany agreements been in place during the full first three quarters 1999 and 1998 (as shown in the pro forma columns in Item 6 "Selected Financial Data"), our net loss would have been increased to $31.0 million in 1999 and $4.36 million in 1998.

Income taxes. Our operating results through June 30, 1999 were included in the consolidated income tax returns of The Vitamin Shoppe. Through June 30, 1999, The Vitamin Shoppe did not allocate to us its share of income tax liabilities or benefits attributable to our proportionate share of operating results. Since July 1, 1999, we are no longer included in the consolidated income tax return of The Vitamin Shoppe and, therefore, our income tax provisions have been calculated on a separate return basis.

Since our capitalization on July 1, 1999, when we ceased to be part of The Vitamin Shoppe's consolidated group, losses generated are available to offset any future taxable income for 20 years. Deferred tax assets normally recorded to reflect the future benefit may or may not be shown as realizable, depending on our ability to demonstrate the likelihood of future profitability.

During December 2000, we filed combined New York State and New York City income tax returns with The Vitamin Shoppe for our fiscal year ending December 31, 1999. As a result of VitaminShoppe.com tax losses used by The Vitamin Shoppe for 1999, The Vitamin Shoppe is required to establish a payable to VitaminShoppe.com in an amount equal to $1.1 million. Subject to offset for amounts which may become payable in the future by VitaminShoppe.com to The Vitamin Shoppe under the Tax Allocation Agreement, the payable is due on December 31, 2004. We did not recognize this amount as a tax benefit in our financial statements for the fiscal year ended December 31, 1999, which were included in our Annual Report on Form 10-K, because we had not expected to file combined returns. We have recognized a note receivable in our financial statements for fiscal year 2000 in the amount of $1.1 million.

As of December 31, 1999, we had a net operating loss carry forward that, if utilized, provides a future tax benefit of approximately $10.3 million at an effective tax rate of 40 percent. Due to the uncertainty of the realization of this net operating loss carry forward in the future, we have provided a valuation allowance to offset this deferred tax asset.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly statement of operations data from March 31, 1998 through December 31, 2000. This unaudited quarterly information has been derived from our unaudited financial statements but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. Results for any quarter are not necessarily indicative of the operating results for any future period.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                             1998

                                                                      Three Months Ended
                                         March 31, 1998        June 30, 1998     September 30, 1998   December 31, 1998
Net Sales                                $            -       $          510       $        1,108       $        1,416
                                         ==============       ==============       ==============       ==============
Gross Profit                             $            -       $          238       $          508       $          689
                                         ==============       ==============       ==============       ==============
Net Loss                                 $        (160)       $        (528)       $        (790)       $      (1,962)
                                         ==============       ==============       =============        ==============
Net Loss per share                       $       (0.01)       $       (0.04)       $       (0.06)       $       (0.15)
                                         ==============       ==============       ==============       ==============
Weighted average shares used in
  calculating net loss per share             13,081,500           13,081,500           13,081,500           13,081,500
                                         ==============       ==============       ==============       ==============

                                                                             1999

                                                                      Three Months Ended
                                         March 31, 1999        June 30, 1999     September 30, 1999   December 31, 1999
Net Sales                                $       2,031        $        2,540       $        4,031       $        6,044
                                         ==============       ==============       ==============       ==============
Gross Profit                             $         958        $       1,125        $        1,419       $       1,664
                                         ==============       ==============       ==============       =============
Net Loss                                 $      (1,886)       $      (2,539)       $      (6,608)       $     (19,168)
                                         ==============       ==============       ==============       ==============
Net Loss per share                       $       (0.14)       $       (0.19)       $       (0.51)       $       (0.94)
                                                              ==============       ==============       ==============
Weighted average shares used in
  calculating net loss per share             13,081,500           13,081,500           13,081,500           20,359,074
                                         ==============       ==============       ==============       ==============

                                                                             2000

                                                                      Three Months Ended
                                         March 31, 2000        June 30, 2000     September 30, 2000   December 31, 2000
Net Sales                                $      10,094        $        9,257       $        7,132       $        7,774
                                         ==============       ==============       ==============       ==============
Gross Profit                             $        2,368       $        2,550       $        2,737       $        3,187
                                         ==============       ==============       ==============       ==============
Net Loss                                 $     (10,087)       $      (7,995)       $      (6,533)       $      (2,656)
                                         =============        ==============       ==============       ==============
Net Loss per share                       $       (0.50)       $       (0.39)       $       (0.32)       $       (0.13)
                                         ==============       ==============       ==============       ==============
Weighted average shares used in
  calculating net loss per share             20,359,074           20,359,074           20,359,074           20,359,074
                                         ==============       ==============       ==============       ==============

LIQUIDITY AND CAPITAL RESOURCES

Since inception, our operations have not generated sufficient cash flow to satisfy our current obligations. The Vitamin Shoppe funded these obligations through June 1999. On September 30, 1999, we issued a promissory note to The Vitamin Shoppe for approximately $5.8 million payable upon demand by The Vitamin Shoppe. This amount represented funds advanced to us by The Vitamin Shoppe for operating losses and working capital requirements through September 30, 1999 and was repaid in full in November 1999.

On July 9, 1999, we issued promissory notes of $10 million in aggregate principal amount due in June 2000. These notes were held by stockholders of The Vitamin Shoppe or affiliates of these stockholders. Later in July 1999, these notes were converted into Series A convertible preferred stock and approximately $13.6 million of additional Series A convertible preferred stock was issued. Together, these shares of Series A convertible preferred stock were converted into an aggregate of 2,732,119 shares of Class A common stock.

On October 8, 1999, we sold 4,545,455 shares of our Class A common stock in an initial public offering at a price of $11.00 per share. The gross proceeds from this offering were $50 million. The net proceeds were approximately $45 million after deducting underwriting discounts and commissions of $3.5 million and other offering expenses of $1.5 million.

We had cash and cash equivalents of $38.0 million at December 31, 1999 and $4.0 million at December 31, 2000. During the first, second, third and fourth quarters of 2000, net cash used in operating activities was $10.2 million, $8.8 million, $6.2 million and $3.4 million, respectively. Net cash used in investing activities during the first, second, third and fourth quarters of 2000 was approximately $2.6 million, $1.9 million, $.9 million and $0.0 million, respectively, principally to fund expenditures for development of our new Web site which was launched in June 2000. As of December 31, 2000, we had accounts payable and accrued liabilities of $5.3 million and amounts payable to The Vitamin Shoppe under the intercompany agreements of $2.3 million. At December 31, 2000, our principal fixed commitment consisted of a sublease agreement for our office space aggregating $1.40 million through November 2003. In November 2000, we began negotiations to terminate this lease, and, during January 2001, we terminated and relocated to the offices of The Vitamin Shoppe in Secaucus and North Bergen, New Jersey.

We expect that cash flows from operating activities will continue to be negative, although fourth quarter 2000 losses have decreased from those levels experienced during the first three quarters of 2000. During the second and third quarters of 2000, all of our online sponsorship agreements have terminated, resulting in greatly reduced online advertising expenditures for the future. During third quarter 2000, our presence on AOL Web sites was amended to a shorter more targeted carriage plan which concluded in mid-October. We have also suspended plans to launch an offline media campaign. While we believe that curtailing on- and offline advertising will enable us to achieve the lowest possible customer acquisition cost and conserve cash, sales have also been negatively impacted by these changes.

In addition to curtailing marketing, we adjusted our staffing downward from the higher levels we maintained during the build-up phase of our business. In total, VitaminShoppe.com's staffing level has been reduced, through a combination of restructuring and attrition, from a high of 82 to the current level of 36.

In accordance with our Tax Allocation Agreement with The Vitamin Shoppe, The Vitamin Shoppe is to reimburse us for the use of any tax attributes resulting from the filing of a consolidated or combined tax return. During December 2000, we filed combined New York State and New York City income tax returns with The Vitamin Shoppe for our fiscal year ending December 31, 1999. As a result of VitaminShoppe.com tax losses used by The Vitamin Shoppe for 1999, The Vitamin Shoppe is required to establish a payable to VitaminShoppe.com in an amount equal to $1.1 million. Subject to offset for amounts which may become payable in the future by VitaminShoppe.com to The Vitamin Shoppe under the Tax Allocation Agreement, the payable is due on December 31, 2004. We did not recognize this amount as a tax benefit in our financial statements for the fiscal year ended December 31, 1999, which were included in our Annual Report on Form 10-K, because we had not expected to file combined returns. We have recognized a note receivable in our financial statements for fiscal year 2000 in the amount of $1.9 million, which includes the $1.1 million used by The Vitamin Shoppe for the year ended December 31, 1999 and an estimated amount associated with The Vitamin Shoppe's use of the VitaminShoppe.com's tax losses for New York State and New York City in 2000.

We continued to accumulate net losses in the fourth quarter of 2000. As of December 31, 2000, we had $4.0 million in cash and cash equivalents (as compared to $7.4 million at September 30, 2000). Based on our current estimates, we expect our cash to be depleted in April 2001, but it could be earlier than that time. We hope to complete the merger prior to depleting all of our cash, but we can not assure you that we will be able to do so. If the merger is not completed, we will likely be forced to seek protection under the Federal bankruptcy laws or enter liquidation proceedings.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2000, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. The EITF concluded that all amounts billed to a customer in a sale transaction related to shipping and handling, represent revenues earned for the goods provided and should be classified as revenue.

The required implementation date of EITF Issue No. 00-10 for VitaminShoppe.com was the fourth quarter of fiscal year 2000. VitaminShoppe.com has recorded all amounts billed to customers related to shipping and handling costs as net sales and costs related to shipping and handling as cost of goods sold as of October 1, 2000 and has restated prior periods. Previously the shipping and handling amounts billed to customers and the costs related to shipping and handling had been recorded net as operating expense in the Marketing and Sales category.

From September 1999 to April 2000, VitaminShoppe.com's shipping policy allowed overnight delivery on all packages at no additional cost to the customer above standard delivery. Effective May 1, 2000, VitaminShoppe.com began charging a $2.00 per order premium for overnight delivery.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires recognition of all derivatives on the balance sheet at fair value. We have determined that the adoption of this new standard will not have a material effect on our financial statements or disclosures for all periods presented.

Quantitative and Qualitative Disclosures About Market Risk

VitaminShoppe.com believes that inflation has not had a material impact on our results of operations since inception for each of our fiscal years ended December 31, 1998, 1999 and 2000. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

VitaminShoppe.com is not subject to currency fluctuations since we do not have any international operations. We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of March 1, 2001.

As of March 1, 2001, VitaminShoppe.com has no outstanding long-term debt instruments.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

VitaminShoppe.com has not had any changes in or disagreements with accountants on accounting and financial disclosure.

                INFORMATION ABOUT CLASS A COMMON STOCK OWNERSHIP

WHICH STOCKHOLDERS OWN AT LEAST 5% OF OUR CLASS A COMMON STOCK?

As of _______________, 2001, The Vitamin Shoppe beneficially owns all shares of the Class B common stock of VitaminShoppe.com, which represents 64.3% of our outstanding shares of common stock. Each share of Class B common stock is entitled to six votes, while each share of Class A common stock is entitled to one vote. As a result, ownership of all of the Class B common stock gives The Vitamin Shoppe 91.5% of the voting power of our capital stock. The Class B common stock owned by The Vitamin Shoppe has been pledged as security under the bank credit facility of The Vitamin Shoppe.

The following table sets forth all persons and entities whom we know to be beneficial owners of at least 5% of our Class A common stock as of _____________, 2001. "Beneficial owners" are those who have the power to vote or to sell the stock. Our information is based solely on reports filed with the Securities and Exchange Commission by the stockholders.

On _______________, 2001, 7,277,574 shares of Class A common stock were outstanding. In the following table, shares that a person or entity has the right to acquire by ______________, 2001 by exercising options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of that person or entity but are not deemed outstanding for the purpose of computing the percentage ownership of any other person or entity listed in the table. Except as indicated in the footnotes to the table, we believe that the named stockholders have sole voting and investment power with respect to the shares shown to be beneficially owned by them, based on information provided by these stockholders.

----------------------------------------------------------------------------------------------------------------------
                                                                     CLASS A SHARES BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------------------------
NAME OF BENEFICIAL OWNER                                     NUMBER             PERCENTAGE          VOTING POWER
----------------------------------------------------------------------------------------------------------------------
Vitamin Shoppe Industries Inc. (1)                           13,081,500            64.3%                91.5%
----------------------------------------------------------------------------------------------------------------------
FdG Capital Associates LLC and                                  573,749             7.9%
     M. Anthony Fisher (2)                                      589,074             8.1%                 *
----------------------------------------------------------------------------------------------------------------------
J.H. Whitney III, L.P. and
     Whitney Strategic Partners III, L.P. (3)                 1,092,849            15.0%                 1.3%
----------------------------------------------------------------------------------------------------------------------
S.A.C. Capital Advisors, LLC and
     S.A.C. Capital Management, LLC (4)                         928,375            12.76%                1.1%
----------------------------------------------------------------------------------------------------------------------
J.P. Morgan Partners (23A SBIC), LLC (f/k/a CB
Capital Investors, LLC)(5)                                      690,081             9.0%                 *
----------------------------------------------------------------------------------------------------------------------

----------------------
*    Less than 1%.

(1) Its address is 4700 Westside Avenue, North Bergen, New Jersey 07047. Vitamin Shoppe Industries Inc. is referred to in this proxy statement as The Vitamin Shoppe. The shares of Class A common stock beneficially owned by The Vitamin Shoppe are not yet issued but are issuable upon the conversion of the 13,081,500 shares of Class B common stock, par value $0.01 per share currently held by The Vitamin Shoppe. At the option of the holder, each share of Class B common stock is convertible into one share of Class A common stock. Each share of Class B common stock automatically converts into one share of Class A common stock upon any sale to a person or entity not affiliated with The Vitamin Shoppe. Holders of Class A common stock are entitled to one vote per share; holders of Class B common stock are entitled to six votes per share.

     VS Investors LLC, a Delaware limited liability company, owns 70% of the capital stock of The Vitamin Shoppe. FdG Associates Acquisition L.P., a Delaware limited partnership, is the managing member of VS Investors LLC. FdG Acquisition Corp., a Delaware corporation, is the general partner of FdG Associates Acquisition L.P. Each of VS Investors LLC, FdG Associates Acquisition L.P. and FdG Acquisition Corp. may be deemed to beneficially own 70% of the capital stock of The Vitamin Shoppe. Each of VS Investors LLC, FdG Associates Acquisition L.P. and FdG Acquisition Corp. expressly disclaims beneficial ownership of those shares. Charles de Gunzburg is on the board of directors of FdG Acquisition Corp. and The Vitamin Shoppe, and is also the president and 50% owner of the capital stock of FdG Acquisition Corp. M. Anthony Fisher is on the board of directors of FdG Acquisition Corp., The Vitamin Shoppe and VitaminShoppe.com, and is also the owner of 50% of the capital stock of FdG Acquisition Corp. None of VS Investors LLC, FdG Associates Acquisition L.P., FdG Acquisition Corp., Mr. de Gunzburg or Mr. Fisher has the power to vote or dispose of the Class B common stock held by The Vitamin Shoppe or the underlying shares of Class A common stock as beneficially owned by The Vitamin Shoppe.

(2) Their address is c/o FdG Associates, 299 Park Avenue, New York, New York 10171. These persons beneficially own 576,249 shares of Class A common stock in the aggregate. The foregoing shares represent approximately 7.9% of the outstanding shares of Class A common stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended). FdG Capital Partners LLC holds of record and thereby directly beneficially owns and has the sole direct power to vote and dispose of 531,767 shares of Class A common stock (the "FdG Partners Reported Shares"). FdG Capital Associates LLC and M. Anthony Fisher each have the indirect power to vote and dispose of the FdG Partners Reported Shares. FdG-Chase Capital Partners LLC holds of record and thereby directly beneficially owns and has the sole direct power to vote 41,982 shares of Class A common stock (the "FdG Chase Reported Shares"). FdG Capital Associates LLC and Mr. Fisher each have the indirect power to vote and dispose of the FdG Chase Reported Shares. Each of five children of Mr. Fisher owns 500 shares of Class A common stock and Mr. Fisher may therefore be deemed to be the owner of those 2,500 shares of Class A common stock. Mr. Fisher disclaims beneficial ownership of those 2,500 shares of Class A common stock and of all other shares described in this paragraph which he has indirect power to vote or dispose of.

     Mr. Fisher also has 12,825 shares of Class A common stock issuable upon the exercise of stock options. The exercise price of these options is greater than the $1.00 payable to holders of Class A common stock as a result of the merger.

     In addition to shares of stock of VitaminShoppe.com beneficially owned by these persons, The Vitamin Shoppe owns 13,081,500 shares of Class B common stock. Each share of Class B common stock is convertible into an equal number of shares of Class A common stock. VS Investors LLC owns 70% of the capital stock of The Vitamin Shoppe. FdG Associates Acquisition L.P., a Delaware limited partnership, is the managing member of VS Investors LLC. FdG Acquisition Corp., a Delaware corporation, is the general partner of FdG Associates Acquisition L.P. Mr. Fisher is on the board of directors of FdG Acquisition Corp., The Vitamin Shoppe and VitaminShoppe.com, and is also the owner of 50% of the capital stock of FdG Acquisition Corp. Neither Mr. Fisher nor any of these entities has the power to vote or dispose of the Class B common stock.

(3) Their address is 177 Broad Street, Stamford, Connecticut 06901. The sole general partner of both stockholders is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone. The figures for the amounts beneficially owned by J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. do not include 38,475 shares of Class A common stock issuable upon the exercise of options granted on April 21, 2000 to Paul R. Vigano, a principal of Whitney & Co. J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. disclaim beneficial ownership of the shares of Class A common stock issuable upon the exercise of the options granted to Mr. Vigano. Each of J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. disclaims the existence of a group with respect to the Class A common stock of the issuer, and each disclaims beneficial ownership of the shares of Class A common stock owned by the other.

(4) Their address is 777 Long Ridge Road, Stamford, Connecticut 06902. The securities reported on herein are held by S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Capital Associates"). Pursuant to investment agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates. Accordingly, each of SAC Capital Advisors and SAC Capital Management may be deemed to be the beneficial owner of the securities covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act").

     Steven A. Cohen is the Managing Member, President and Chief Executive Officer of SAC Capital Advisors and the owner, directly and through a wholly owned subsidiary, of 100% of the membership interests of SAC Capital Management. Accordingly, Mr. Cohen may be deemed to be the beneficial owner of the securities covered by this statement for purposes of Rule 13d-3 under the Exchange Act. Mr. Cohen disclaims beneficial ownership of any of the securities covered.

(5) J.P. Morgan Partners (23A SBIC), LLC (f/k/a CB Capital Investors, LLC), a Delaware limited liability company ("JPMP (23A SBIC)"), with their principal office located at 1221 Avenue of the Americas, New York, New York 10020. The number of shares beneficially owned by JPMP (23A SBIC) includes 38,475 shares of Class A common stock issuable upon the exercise of options granted on October 14, 1999 to Stephen P. Murray, an investment professional.


HOW MUCH CLASS A COMMON STOCK DO DIRECTORS AND OFFICERS OWN?

The following table sets forth the VitaminShoppe.com common stock beneficially owned by our directors and by the executive officers named in the section captioned "Information About Executive Officers - Who are Our Officers?", as well as all directors and executive officers as a group, as of _____________, 2001. All of our directors and executive officers are U.S. citizens.

During the last five years, neither VitaminShoppe.com, nor to the best knowledge of VitaminShoppe.com, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither VitaminShoppe.com, nor to the best knowledge of VitaminShoppe.com, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On ____________, 2001, there were 7,277,574 shares of our Class A common stock outstanding. In the following table, shares that a person or entity has the right to acquire by ____________, 2001 by exercising options, warrants or conversion privileges are deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of Class A common stock and voting power of VitaminShoppe.com. The equity percentage is computed based on the outstanding Class A common stock only. Voting power is computed based on the entire voting power of VitaminShoppe.com. Except as indicated in the footnotes to the table, we believe that the named stockholders have sole voting and investment power with respect to the shares shown to be beneficially owned by them, based on information provided by these stockholders.

--------------------------------------------------------------------------------------------------------------------
                                                                                PERCENTAGE OF     VOTING POWER OF
NAME OF BENEFICIAL OWNER**                                      NUMBER          CLASS A SHARES        COMPANY
--------------------------------------------------------------------------------------------------------------------
M. Anthony Fisher(1)(2)(4)                                       589,074               8.1%              *
--------------------------------------------------------------------------------------------------------------------
Jeffrey J. Horowitz(1)(3)                                        327,854               4.5%              *
--------------------------------------------------------------------------------------------------------------------
Martin L. Edelman(4)                                              12,825               *                 *
--------------------------------------------------------------------------------------------------------------------
Barbara S. Feigin(4)                                              12,825               *                 *
--------------------------------------------------------------------------------------------------------------------
David S. Gellman(1)(2)(5)                                         13,225               *                 *
--------------------------------------------------------------------------------------------------------------------
Woodson C. Merrell, M.D.(4)                                       12,825               *                 *
--------------------------------------------------------------------------------------------------------------------
Stephen P. Murray(1)(4)(6)                                       664,431               9.1%              *
--------------------------------------------------------------------------------------------------------------------
Paul R. Vigano(7)                                              1,092,849              15.0%             1.3%
--------------------------------------------------------------------------------------------------------------------
Joel Gurzinsky(8)                                                 17,433              *                  *
--------------------------------------------------------------------------------------------------------------------
Lesli Rodgers                                                        200              *                  *
--------------------------------------------------------------------------------------------------------------------
Ann M. Sardini(9)                                                 66,866              *                  *
--------------------------------------------------------------------------------------------------------------------
Kathryn H. Creech(10)                                            181,315               2.4%              *
--------------------------------------------------------------------------------------------------------------------
All directors and executive officers as a group (13
persons)                                                       2,991,722              39.26%            3.5%
--------------------------------------------------------------------------------------------------------------------

----------------------
*    Less than 1%.
** The business address for all executive officers and directors is c/o Vitamin Shoppe Industries Inc., 4700 Westside Avenue, North Bergen, New Jersey 07047.

(1) These individuals are also directors of The Vitamin Shoppe. As such, they may be deemed to share voting power with respect to the Class B common stock held by The Vitamin Shoppe and the 7,277,574 shares of Class A common stock into which the Class B common stock may be converted. Each of these individuals expressly disclaim beneficial ownership of the shares of Class B common stock owned by The Vitamin Shoppe.

(2) Mr. Fisher ultimately controls FdG Capital Associates LLC, the managing member of FdG Capital Partners LLC and FdG-Chase Capital Partners LLC. FdG Capital Associates LLC is an affiliate of VS Investors LLC. Mr. Gellman is a managing director of FdG Associates, an affiliate of VS Investors LLC, FdG Capital Partners LLC and FdG-Chase Capital Partners LLC. See the table under "Which Stockholders Own at Least 5% of the Class A Common Stock?" and footnotes 1 and 2 to that table.

(3) Mr. Horowitz holds of record 327,854 shares of Class A common stock with Mrs. Horowitz. Mr. and Mrs. Horowitz are directors of The Vitamin Shoppe, and directly or through trusts they own 30% of the capital stock of The Vitamin Shoppe. See footnote 1. Mr. and Mrs. Horowitz expressly disclaim beneficial ownership of the shares of Class B common stock owned by The Vitamin Shoppe.

(4) These individuals have 12,825 shares of Class A common stock issuable upon the exercise of stock options. The exercise price of these options is greater than the $1.00 payable to holders of Class A common stock as a result of the merger.

(5) Each of four children of Mr. Gellman own 100 shares of Class A common stock and Mr. Gellman may therefore be deemed to be the owner of those 400 shares of Class A common stock. Mr. Gellman expressly disclaims beneficial ownership of those 400 shares of Class A common stock.

(6) Mr. Murray is a partner of J.P. Morgan Partners and its predecessor organization. See the table under "Which Stockholders Own at Least 5% of the Class A Common Stock?" As such, he may be deemed to share voting power with respect to the 651,606 shares of Class A common stock held by J.P. Morgan Partners (23A SBIC), L.L.C. (f/k/a CB Capital Investors, L.L.C.). Mr. Murray expressly disclaims beneficial ownership of the shares of Class A common stock owned by this stockholder.

(7) Mr. Vigano is a principal of Whitney & Co., an affiliate of J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. (the "Whitney Entities"). See the table under "Which Stockholders Own at Least 5% of the Class A Common Stock?". Mr. Vigano expressly disclaims beneficial ownership of Class A common stock held by these stockholders.

(8) Mr. Gurzinsky has 17,433 shares of Class A common stock issuable upon the exercise of stock options. The exercise price of these options is greater than the $1.00 payable to holders of Class A common stock as a result of the merger.

(9) Ms. Sardini has 66,666 shares of Class A common stock issuable upon the exercise of stock options. The exercise price of these options is greater than the $1.00 payable to holders of Class A common stock as a result of the merger.

(10) This number represents 180,815 shares of Class A common stock issuable upon the exercise of stock options. The exercise price of these options is greater than the $1.00 payable to holders of Class A common stock as a result of the merger. The remaining 500 shares of Class A common stock were purchased by Ms. Creech's husband and Ms. Creech may therefore be deemed to be the owner of those 500 shares of Class A common stock.

STOCK OPTIONS

Pursuant to the agreement of merger, stock options will be accelerated and may be exercised for shares of Class A common stock immediately prior to the closing of the merger. Any options which are not exercised will be canceled at the time of the merger. The exercise price of these options is greater than the $1.00 payable to holders of VitaminShoppe.com Class A common stock as a result of the merger.

SEVERANCE AGREEMENTS

No severance or similar increase in compensation to an employee, officer or director of VitaminShoppe.com is triggered by the merger itself. However, VitaminShoppe.com paid stay bonuses as an incentive to five employees to remain employed by VitaminShoppe.com aggregating $70,800. Under letter agreements with six of its employees, VitaminShoppe.com has agreed to pay severance payments aggregating $555,000 under certain circumstances. No payments of compensation or benefits will be triggered under any of the VitaminShoppe.com compensation and benefit plans. Furthermore, the merger will not trigger any payments by either VitaminShoppe.com or The Vitamin Shoppe that would be subject to golden parachute payments.

OTHER EMPLOYEE BENEFITS

Pursuant to the agreement of merger, The Vitamin Shoppe has agreed to provide each employee of VitaminShoppe.com with credit for his or her years of service with the VitaminShoppe.com to the same extent as such employee was entitled to credit for service under the compensation and benefit plans, so long as the credit does not result in a duplication of benefits. VitaminShoppe.com employees are immediately eligible to participate in all benefit plans sponsored by The Vitamin Shoppe and its affiliates to the extent coverage under The Vitamin Shoppe plan replaces coverage under a comparable compensation and benefit plan in which such employee participated. For purposes of The Vitamin Shoppe's employee health plans, The Vitamin Shoppe will ensure that all pre-existing condition exclusions and actively-at-work requirements be waived for the employee and his or her covered dependents and that all deductible, co-insurance and maximum out-of-pocket criteria applied for the applicable plan year will be treated as if such amounts had been paid in accordance with The Vitamin Shoppe plan for that year.

INDEMNIFICATION AND INSURANCE

Under the agreement of merger, The Vitamin Shoppe agrees that it will indemnify and hold harmless each present and former director and officer of VitaminShoppe.com, their heirs and their representatives:

o Against any and all costs or expenses arising out of matters existing or occurring at or prior to the merger to the fullest extent that VitaminShoppe.com would have been permitted to indemnify the person under Delaware law and its charter or bylaws as of the date of the agreement of merger;
o By maintaining, for a period of at least six years after the agreement of merger, a policy of officers' and directors' liability insurance for acts and omissions prior to the effective time of the agreement of merger that grants VitaminShoppe.com's officers and directors coverage no less favorable than VitaminShoppe.com's policy in effect prior to the agreement of merger so long as the annual premium is not in excess of 300% of the last annual premium paid; provided that if the insurance expires, is terminated or canceled during such six-year period, The Vitamin Shoppe will use all reasonable efforts to obtain officers' and directors' liability insurance with coverage in amount and scope at least as favorable as VitaminShoppe.com's existing coverage for the remainder of such period for a premium not in excess (on an annualized basis) of 300% of the last annual premium or, if the cost of the coverage exceeds 300% of the last annual premium paid, the maximum amount of coverage that can be purchased for such amount; and
o The Vitamin Shoppe agrees that it will assume all of VitaminShoppe.com's obligations under the indemnification agreements executed by VitaminShoppe.com and each of the members of the special committee.

           COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

VitaminShoppe.com common stock is listed on the Nasdaq. VitaminShoppe.com's ticker symbol is "VSHP." The following table shows the high and low sale prices for VitaminShoppe.com common stock for each quarterly period to date, in each case as reported on the Nasdaq National Market. VitaminShoppe.com paid no dividends on our capital stock during 1999 or 2000, which were the first two years of our existence. We currently intend to retain any earnings to finance the operations and expansion of our business, and we do not expect to pay any cash dividends on our capital stock in the foreseeable future. Moreover, the agreement of merger prohibits us from paying any dividends. These prices do not include adjustments for commissions or brokerage fees.

                                                                             VITAMINSHOPPE.COM
                                                                                  CLASS A
                                                                                COMMON STOCK
                                                                      ---------------------------------
                                                                                MARKET PRICE
                                                                      ---------------------------------
                                                                        HIGH                    LOW
                                                                      ---------               ---------
1999
     October 8, 1999 through Fourth Quarter.................           $17.19                  $8.00
2000
     First Quarter..........................................            $9.38                  $3.75
     Second Quarter.........................................            $3.97                  $1.31
     Third Quarter..........................................            $1.94                  $0.87
     Fourth Quarter.........................................            $1.13                  $0.25
2001
     First Quarter through ________ __, 2001................            $____                  $____

On December 19, 2000, the last full trading day prior to the public announcement of the proposed merger, the closing price for VitaminShoppe.com common stock was $0.31. On ____________, 2001, the most recent practicable date prior to the printing of this document, the closing price per VitaminShoppe.com common stock was $_____. YOU SHOULD OBTAIN CURRENT MARKET PRICE QUOTATIONS FOR VITAMINSHOPPE.COM COMMON STOCK IN CONNECTION WITH THE VOTING OF YOUR COMMON STOCK.

As of __________, 2001, there were _________ holders of record of our Class A common stock, par value $0.01 per share. This figure does not include an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies.

As of ___________, 2001, there was one record holder of our Class B common stock, par value $0.01 per share. There is no established trading market for the Class B common Stock. The Class B common stock is convertible into Class A common stock at any time at the option of the holder and will automatically convert to Class A common stock upon transfer by the holder.

We received notice from Nasdaq that we would be de-listed from the Nasdaq on February 12, 2001 for failing to maintain (i) a minimum market value of public float of $5,000,000 and (ii) a minimum bid price of $1.00 over the last 30 consecutive trading days (prior to notice), as required. We have requested an oral hearing before the Nasdaq Listing Qualification Panel to extend the time at which VitaminShoppe.com's Class A common stock would be de-listed from the Nasdaq National Market until the earlier of April 12, 2001 or the closing of VitaminShoppe.com's merger with and into The Vitamin Shoppe. VitaminShoppe.com's request for the oral hearing stays the de-listing of its Class A common stock pending the final determination by the Nasdaq Listing Qualification Panel. The hearing date has been set for March 23, 2001.

BOARD OF DIRECTORS

WHO ARE OUR DIRECTORS?

Our board of directors is divided into three classes with staggered three-year terms. There are currently two Class I Directors, three Class II Directors and three Class III Directors. This table contains information about each of the Class I, Class II and Class III Directors. For information about the ownership of Class A common stock by our directors, see "How Much Class A Common Stock Do Directors and Officers Own?"

----------------------------------------------------------------------------------------------------------------------
NAME, AGE, PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE AND DIRECTORSHIPS               DIRECTOR SINCE      TERM EXPIRES
----------------------------------------------------------------------------------------------------------------------
M. Anthony Fisher, age 50                                                                 May 1999        Class III
     See Mr.  Fisher's  description  in  "Identity  and  Background  of The Vitamin                        Director
     Shoppe - Directors."                                                                                    2002
----------------------------------------------------------------------------------------------------------------------
Jeffrey J. Horowitz, age 53                                                               May 1999        Class III
     See Mr.  Horowitz's  description  in "Identity  and  Background of The Vitamin                        Director
     Shoppe - Directors."                                                                                    2002
----------------------------------------------------------------------------------------------------------------------
Barbara S. Feigin, age 63                                                              September 1999      Class I
     Audit committee member since September 1999.  Independent consultant                                  Director
     specializing in strategic marketing and branding since 1999.  From 1983 until                           2003
     her retirement in 1999, Executive Vice President and Worldwide Director of
     Strategic Services of Grey Advertising, Inc., an advertising and marketing communications firm.  Also a director of Circuit City Stores, Inc., VF
     Corporation and a privately held company. Ms. Feigin is a member of the special committee.
----------------------------------------------------------------------------------------------------------------------
David S. Gellman, age 43                                                                  May 1999         Class I
     See Mr. Gellman's description in "Identity and Background of The Vitamin                              Director
     Shoppe - Directors."                                                                                    2003
----------------------------------------------------------------------------------------------------------------------
Martin L. Edelman, age 59                                                                 May 1999         Class II
     Of counsel to Paul,  Hastings,  Janofsky & Walker LLP, a law firm, since 2000.                        Director
     Of counsel to Battle Fowler,  LLP, a law firm, from 1994 to 1999, after having                          2001
     been a partner from 1972 to 1993.  President of Chartwell  Leisure  Associates
     from  1996 to  1998,  Partner  of  Chartwell  Hotels  Associates  since  1992,
     Director  and Member of Executive  Committee  of  Chartwell de Mexico.  Also a
     director  of Acadia  Realty  Trust,  Avis  Rent-A-Car,  Inc.,  Capital  Trust,
     Cendant  Corporation  and Delancey  Estates PLC, as well as several  privately
     held   companies.   As  a  member  of  the  board  of   directors  of  Cendant
     Corporation,  named as a defendant  in various  actions,  including  two class actions,  asserting  claims under federal and state  securities laws and state common law against  Cendant and certain of its present and former officers and directors,  and named as a defendant in a derivative  action brought nominally on behalf of  Cendant  asserting  claims  for  breach  of  fiduciary  duty and waste.  Certain of these actions,  including  both of the class actions,  have been settled, although the settlement of one class action remains subject to court approval.
----------------------------------------------------------------------------------------------------------------------
Woodson C. Merrell, M.D., age 52                                                        August 1999       Class III
     Executive  director of Beth Israel  Center for Health and Healing,  a division                        Director
     of Continuum  Health  Partners,  a consortium of four  hospitals,  since 1993.                          2002
     Also maintains an active private medical  practice and is a frequent  lecturer on  health  and  wellness  topics.  Mr. Merrell  is a  member  of the  special committee.
----------------------------------------------------------------------------------------------------------------------
Stephen P. Murray, age 38                                                                June 1999         Class II
     See Mr.  Murray's  description  in  "Identity  and  Background  of The Vitamin                        Director
     Shoppe - Directors."                                                                                    2001
----------------------------------------------------------------------------------------------------------------------
Paul R. Vigano, age 28                                                                   April 2000        Class II
     Audit,   compensation  and  finance  committee  member  since  April  2000.  A                        Director
     principal of Whitney & Co., Mr. Vigano has been an investment  professional at                          2001
     Whitney & Co. since 1998.  An investment  banker at Goldman,  Sachs & Co. from
     1994  to  1996.   Also  a  director  of  several   privately  held  companies.
     Mr. Vigano is a member of the special committee.
----------------------------------------------------------------------------------------------------------------------

STOCKHOLDER AGREEMENT; J.H. WHITNEY REPRESENTATIVE ON BOARD OF DIRECTORS

In July 1999, we entered into a stockholder agreement with all of our then existing stockholders, including The Vitamin Shoppe, J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. (the "Whitney Affiliates"), in connection with the sale of our Series A convertible preferred stock. The agreement provides that the parties will undertake to cause to be nominated and elected as a member of our board of directors one individual designated by both of the Whitney Affiliates. The ability to designate a director ends when the Whitney Affiliates no longer collectively own at least 50% of the shares of Class A common stock issued to them upon the conversion of their Series A convertible preferred stock. The Whitney Affiliates may designate for removal their representative on the board of directors and may designate for election an individual to fill the new vacancy. The parties to the agreement will undertake to remove the old director and elect the new director as requested by the Whitney Affiliates.

                      INFORMATION ABOUT EXECUTIVE OFFICERS

WHO ARE OUR OFFICERS?

----------------------------------------------------------------------------------------------------------------------
NAME                                            AGE           POSITION WITH VITAMINSHOPPE.COM
----------------------------------------------------------------------------------------------------------------------
Jeffrey J. Horowitz                             53            President and Chief Executive Officer
----------------------------------------------------------------------------------------------------------------------
Ann M. Sardini                                  51            Chief Financial Officer, Secretary and Treasurer
----------------------------------------------------------------------------------------------------------------------
Joel Gurzinsky                                  45            Vice President-Operations
----------------------------------------------------------------------------------------------------------------------
Lesli Rodgers                                   50            Vice President-Customer Acquisition and Retention
----------------------------------------------------------------------------------------------------------------------

Biographical information about Mr. Horowitz is located in "Information About Our Directors-Who Are Our Directors?"

Ann M. Sardini has been the chief financial officer, secretary and treasurer of VitaminShoppe.com since October 1999. From 1995 to 1999, Ms. Sardini was executive vice president and chief financial officer of Children's Television Workshop, a multimedia company that produces Sesame Street. From 1993 to 1995, she was chief financial officer and vice president-finance and operations for Q2, an interactive consumer marketing and technology division of retailer QVC, Inc.

Joel Gurzinsky has been vice president-operations of VitaminShoppe.com since July 1999. Mr. Gurzinsky joined The Vitamin Shoppe in 1979 and has served in a variety of positions, including retail store management, purchasing, direct marketing management and distribution management. Before transferring to VitaminShoppe.com, he was vice president-online operations for The Vitamin Shoppe.

Lesli Rodgers was vice president-customer acquisition and retention of VitaminShoppe.com from March 2000 through December 2000. From 1990 to March 2000, Ms. Rodgers was president and chief executive officer of LR Direct Ltd., a direct marketing consulting and list brokerage firm and an affiliate of Ms. Rodgers. As of January 2001, Ms. Rodgers is employed by The Vitamin Shoppe as vice president-database marketing and analysis.

Kathryn H. Creech was president and chief executive officer and a director of VitaminShoppe.com from June 1999 to January 2000. She is 49 years old.

Philip H. Teplitzky was chief technology officer of VitaminShoppe.com from July 1999 to August 2000. He is 51 years old.

                               DISSENTERS' RIGHTS

Under Section 262 ("Section 262") of the Delaware General Corporation Law (the "DGCL"), if you do not vote your outstanding shares of VitaminShoppe.com Class A common stock in favor of adoption of the agreement of merger, you will be entitled to dissent and elect to have the "fair value" of your shares appraised, exclusive of any element of value arising from the accomplishment or expectation of the agreement of merger, together with a fair rate of interest, if any, judicially determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, a copy of which is provided as Annex D to this proxy statement. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of VitaminShoppe.com Class A common stock as to which appraisal rights are asserted. If you have a beneficial interest in shares of Class A common stock held of record in the name of another person, such as a broker or nominee, you must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect your appraisal rights.

Under Section 262, where an agreement of merger (such as the agreement of merger) is to be submitted for adoption at a meeting of stockholders, as in the case of the VitaminShoppe.com special meeting of stockholders described in this proxy statement, the corporation, not less than 20 days prior to the meeting, must notify each person who was a stockholder on the record date and who is entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement is that notice to you, and a copy of Section 262 is attached to this proxy statement as Annex D. If you wish to exercise your appraisal rights or wish to preserve the right to do so, you should review carefully Section 262 and seek advice of legal counsel, since failure to comply fully with the procedures of Section 262 will result in the loss of appraisal rights.

If you wish to exercise the right to dissent from the merger and demand appraisal under Section 262, you must satisfy each of the following conditions:

o You must deliver to us written demand for appraisal of your shares of VitaminShoppe.com Class A common stock before the vote on adoption of the agreement of merger at the special meeting, which demand will be sufficient if it reasonably informs us of your identity and that you intend to demand the appraisal of your shares;
o You must not vote your shares in favor of adoption of the agreement of merger. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the agreement of merger, if you vote by proxy and wish to exercise appraisal rights, you must vote against adoption of the agreement of merger or abstain from voting on adoption of the agreement of merger; and
o You must continuously hold your shares from the date of making your written demand through the completion of the merger. If you are the record holder of shares of Class A common stock on the date the written demand for appraisal is made but thereafter transfer these shares prior to the completion of the merger, you will lose any right to appraisal in respect of the shares.

Your failure to vote against the adoption of the agreement of merger will not constitute a waiver of your appraisal rights.

Neither voting in person or by proxy against, abstaining from voting on or failing to vote on the proposal to adopt the agreement of merger will constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any such proxy or vote.

Only a holder of record of shares of VitaminShoppe.com Class A common stock issued and outstanding immediately prior to the completion of the merger is entitled to assert appraisal rights for the shares of common stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as that stockholder's name appears on the stock certificates, should specify the stockholder's name and mailing address, the number of shares of Class A common stock owned and that the stockholder intends thereby to demand appraisal of the stockholder's shares of VitaminShoppe.com Class A common stock.

If your shares of VitaminShoppe.com Class A common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a written demand should be made in that capacity. If your shares of VitaminShoppe.com Class A common stock are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners.

A record holder such as a broker who holds shares of VitaminShoppe.com Class A common stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of VitaminShoppe.com Class A common stock held for one or more beneficial owners while not exercising those rights with respect to the shares of VitaminShoppe.com Class A common stock held for one or more other beneficial owners; in that case, the written demand should set forth the number of shares of VitaminShoppe.com Class A common stock as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of VitaminShoppe.com Class A common stock held in the name of the record owner. If you hold your shares of VitaminShoppe.com Class A common stock in brokerage accounts or other nominee forms and wish to exercise appraisal rights, you are urged to consult with your broker to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

A stockholder who elects to exercise appraisal rights under Section 262 should mail or deliver, before the vote on adoption of the agreement of merger at the special meeting, a written demand to VitaminShoppe.com, Inc., 4700 Westside Avenue, North Bergen, New Jersey 07047; Attention: Secretary.

Within ten days after the completion of the merger, the surviving corporation must send a notice as to the effectiveness of the merger to each former holder of VitaminShoppe.com Class A common stock who has satisfied the appropriate provision of Section 262 and who has not voted in favor of adoption of the agreement of merger. Within 120 days after the completion of the merger, but not thereafter, either VitaminShoppe.com or any holder of dissenting shares of VitaminShoppe.com Class A common stock who has complied with the requirements of
Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of all shares of VitaminShoppe.com Class A common stock held by dissenting stockholders. VitaminShoppe.com is under no obligation to and has no present intent to file a petition for appraisal, and you should not assume that VitaminShoppe.com will file a petition or that VitaminShoppe.com will initiate any negotiations with respect to the fair value of the shares. Accordingly, if you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the completion of the merger, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from VitaminShoppe.com, upon written request, a statement setting forth the aggregate number of shares of VitaminShoppe.com Class A common stock not voted in favor of adoption of the agreement of merger and with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. VitaminShoppe.com must mail this statement to the stockholder within 10 days of receipt of a request or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.

A stockholder properly and timely filing a petition for appraisal with the Delaware Court of Chancery must deliver a copy to VitaminShoppe.com, which will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares of VitaminShoppe.com Class A common stock. After notice to the stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a holder of dissenting shares of VitaminShoppe.com Class A common stock, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares of VitaminShoppe.com Class A common stock entitled to appraisal.

IF YOU CONSIDER SEEKING APPRAISAL, YOU SHOULD BE AWARE THAT THE FAIR VALUE OF YOUR SHARES AS DETERMINED UNDER SECTION 262 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE MERGER CONSIDERATION YOU WOULD RECEIVE UNDER THE VITAMINSHOPPE.COM AGREEMENT OF MERGER IF YOU DID NOT SEEK APPRAISAL OF YOUR SHARES. YOU SHOULD ALSO BE AWARE THAT INVESTMENT BANKING OPINIONS ARE NOT OPINIONS AS TO FAIR VALUE UNDER SECTION 262.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court further stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the completion of the merger, be entitled to vote the shares subject to this demand for any purpose or to receive payment of dividends or other distributions on those shares.

If any stockholder who demands appraisal of shares of VitaminShoppe.com Class A common stock under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, the stockholder's shares of VitaminShoppe.com Class A common stock will be converted into the right to receive the merger consideration in cash in accordance with the VitaminShoppe.com agreement of merger, without interest. A stockholder will fail to perfect, or effectively lose or withdraw, the right to appraisal if no petition for appraisal is filed within 120 calendar days after the completion of the merger. A stockholder may withdraw a demand for appraisal by delivering to VitaminShoppe.com a written withdrawal of the demand for appraisal and acceptance of the merger consideration, except that any such attempt to withdraw made more than 60 calendar days after the completion of the merger will require the written approval of VitaminShoppe.com. Once a petition for appraisal has been filed, the appraisal proceeding may not be dismissed as to any stockholder, absent approval of the Delaware Court of Chancery.

                  BUSINESS COMBINATIONS WITH INTERESTED PARTIES

STATE ANTI-TAKEOVER LAWS

There are provisions of Delaware law that may be deemed to have an anti-takeover effect. These provisions are designed to protect stockholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with VitaminShoppe.com to negotiate with the board of directors for the fair and equitable treatment of all stockholders.

Under Delaware law, no Delaware corporation shall engage in a "business combination" with an "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder, except in certain circumstances. "Business combination" includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to the interested stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own 15% or more of the corporation's voting stock. This prohibition does not apply if:

o the business combination is with an interested stockholder who became an interested stockholder when VitaminShoppe.com did not have a class of voting stock listed on a national securities exchange or authorized for quotation on the Nasdaq National Market or held of record by more than 2,000 stockholders, unless it resulted from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder.

A Delaware corporation may elect not to be governed by these restrictions. VitaminShoppe.com has not so elected. But, because of the exception described above, we do not believe Section 203 applies. Nonetheless the VitaminShoppe.com board has taken the necessary action to make the above restrictions on business combinations inapplicable to the merger and the related transactions.

                             INDEPENDENT ACCOUNTANTS

The financial statements of VitaminShoppe.com for the years ended December 31, 1998, 1999 and 2000 are included in this proxy statement and have been audited by Deloitte & Touche LLP, independent accountants, as indicated in their report, which report contains an unqualified opinion and includes an explanatory paragraph related to VitaminShoppe.com's ability to continue as a going concern appearing with the financial statements herein. A representative of Deloitte & Touche LLP will be at the special meeting to answer questions from stockholders and will have the opportunity to make a statement.

                                    EXPENSES

The parties have agreed to pay their own costs and expenses incurred in connection with the agreement of merger and the transactions contemplated thereby, including the merger, consisting primarily of SEC filing fees, fees and expenses of investment bankers, attorneys and accountants, financial printing and other related charges. Assuming the merger is completed, VitaminShoppe.com estimates such fees and expenses will be approximately $1.1 million. Estimated fees and expenses to be incurred in connection with the merger are as follows:


                                                                                       (IN THOUSANDS)
                                                                                       --------------
Filing Fees                                                                              $     1,452
Financial Advisors' Fees and Expenses (estimated total for board of directors
   and the special committee).................................................               200,000
Legal Fees and Expenses (estimated total for board of directors and the
   special committee).........................................................               435,000
Legal Fees and Expenses (estimated total for The Vitamin Shoppe)..............               275,000
Accounting Fees and Expenses..................................................                75,000
Paying Agent Fees.............................................................                15,000
Printing and Mailing Costs....................................................                40,000
Miscellaneous.................................................................                75,000
                                                                                         -----------
   Total.........................................................................        $ 1,116,452
                                                                                         ===========

                       WHERE YOU CAN FIND MORE INFORMATION

VitaminShoppe.com files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that VitaminShoppe.com files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including VitaminShoppe.com, who file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about VitaminShoppe.com at the offices of NASDAQ, 33 White Hall, New York, New York 10004.

VitaminShoppe.com and The Vitamin Shoppe have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the merger. As permitted by the SEC, this proxy statement omits certain information contained in the
Schedule 13E-3. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part thereof, is available for inspection or copying as set forth above.

You should rely only on the information contained in this proxy statement to vote on the agreement of merger and the transactions contemplated by such agreement, including the merger. We have not authorized anyone to provide you with information that is different from what is contained in this document. This proxy statement is dated _____________, 2001. You should not assume that the information in it is accurate as of any date other than that date, and its mailing to stockholders shall not create any implication to the contrary.

                     INFORMATION ABOUT STOCKHOLDER PROPOSALS

VitaminShoppe.com will only hold an annual meeting in the year 2001 if the merger has not already been completed. If an annual meeting is held, stockholder proposals intended to be presented at the 2001 annual meeting of stockholders must be received no later than ___________, 2001 to be included in our proxy statement for that meeting. Please address your proposals to Ann M. Sardini, Chief Financial Officer, Secretary and Treasurer, VitaminShoppe.com, Inc., 4700 Westside Avenue, North Bergen, New Jersey 07047. In order to avoid controversy as to the date on which we receive a proposal, you should submit your proposal by certified mail, return receipt requested.

Proxies may confer discretionary authority to vote on any matter of which we receive notice after __________, 2001, without the matter being described in the proxy statement for the annual meeting.

                                By Order of the Board of Directors,


                               ANN M. SARDINI
                               Chief Financial Officer, Secretary and Treasurer

__________, 2001


THE BOARD OF DIRECTORS HOPES THAT STOCKHOLDERS WILL ATTEND THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. A PROMPT RESPONSE WILL FACILITATE ARRANGEMENTS FOR THE MEETING. YOUR COOPERATION IS APPRECIATED.

                             VITAMINSHOPPE.COM, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                            Page

Independent Auditors' Report                                                                                F-2


Balance Sheets as of December 31, 1999 and 2000                                                             F-3


Statements of Operations for the years ended December 31, 1998, 1999
   and 2000                                                                                                 F-4


Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1998, 1999
   and 2000                                                                                                 F-5



Statements of Cash Flows for the years ended December 31, 1998, 1999
   and 2000                                                                                                 F-6


Notes to Financial Statements                                                                               F-7

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of VitaminShoppe.com, Inc.
New York, New York

We have audited the accompanying balance sheets of VitaminShoppe.com, Inc. (the "Company") as of December 31, 1999 and 2000, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of VitaminShoppe.com, Inc. as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses from operations and its inability to raise additional capital raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Notes 2 and 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Deloitte & Touche LLP

New York, New York
February 22, 2001

                             VITAMINSHOPPE.COM, INC.
                                 BALANCE SHEETS
                 (In thousands, except share and per share data)

                                                                  December 31,
                                                                1999        2000
                                                             ----------  ----------

Assets
Current assets:
  Cash and cash equivalents                                   $ 38,019    $  4,046
  Accounts receivable                                              259         438
  Inventory                                                         35         108
  Prepaid expenses and other current assets                      4,663       1,212
                                                              --------    --------
     Total current assets                                       42,976       5,804
  Tax benefits due from The Vitamin Shoppe                        --         1,892
  Property and equipment, net                                    6,184       9,143
                                                              --------    --------
     Total assets                                             $ 49,160    $ 16,839
                                                              ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities                    $ 10,587    $  5,336
  Due to The Vitamin Shoppe                                      2,635       2,245
                                                              --------    --------
     Total current liabilities                                  13,222       7,581
                                                              --------    --------

Stockholders' Equity:
Series A preferred Stock, $.01 par value,
    2,000,000 authorized, no shares issued or outstanding
    at December 31, 1999 and December 31, 2000                    --          --
  Class A common stock, $.01 par value, 30,000,000 shares
    authorized; 7,277,574 shares issued and outstanding at
    December 31, 1999 and December 31, 2000                         73          73
  Class B common stock, $.01 par value, 15,000,000 shares
    authorized; 13,081,500 shares issued and outstanding at
    December 31, 1999 and December 31, 2000                        131         131
  Additional paid-in capital                                    64,242      62,415
  Deferred stock-based compensation                             (2,732)       (314)
  Deficit                                                      (25,776)    (53,047)
                                                              --------    --------
     Total stockholders' equity                                 35,938       9,258
                                                              --------    --------
     Total liabilities and stockholders' equity               $ 49,160    $ 16,839
                                                              ========    ========

See notes to financial statements.

                             VITAMINSHOPPE.COM, INC.
                            STATEMENTS OF OPERATIONS
                 (In thousands, except share and per share data)




                                                  Year Ended December 31,

                                            1998            1999           2000
                                        ------------    ------------    ------------

Net sales                               $      3,034    $     14,646    $     34,257
Cost of goods sold                             1,599           9,480          23,415
                                        ------------    ------------    ------------
Gross profit                                   1,435           5,166          10,842
Operating expenses:
  Marketing and sales expenses                 3,196          26,701          21,189
  Technology development expenses                642           3,142           7,951
  General and administrative expenses            917           5,425          12,071
                                        ------------    ------------    ------------
     Total operating expenses                  4,755          35,268          41,211
                                        ------------    ------------    ------------
Loss from operations                          (3,320)        (30,102)        (30,369)
Interest expense (income), net                   120              (9)         (1,270)
                                        ------------    ------------    ------------
Loss before income taxes                      (3,440)        (30,093)        (29,099)
Income tax provision (benefit)                  --               108          (1,828)
                                        ------------    ------------    ------------
Net loss                                $     (3,440)   $    (30,201)   $    (27,271)
                                        ============    ============    ============

Basic and diluted net loss per share    $      (0.26)   $      (2.05)   $      (1.34)
                                        ============    ============    ============

Weighted average shares outstanding
  used to compute basic and diluted
  net loss per share                      13,081,500      14,756,339      20,359,074
                                        ============    ============    ============

See notes to financial statements.

                            VITAMINSHOPPE.COM, INC.
                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (In thousands, except share data)




                                                   SERIES A                  CLASS A
                                         CONVERTIBLE PREFERRED STOCK      COMMON STOCK
                                              SHARES        AMOUNT       SHARES     AMOUNT
Balance, December 31, 1997                          --    $       --          --      $--
Net loss                                            --            --          --       --
                                            ----------    ----------   ---------      ---
Balance, December 31, 1998                          --            --          --       --
Net loss (1/1/99-6/30/99)                           --            --          --       --
Capitalization of the Company by The
 Vitamin Shoppe on June 30, 1999                    --            --          --       --
Sale of Series A convertible preferred
 stock                                       1,775,260        23,472          --       --
Sale of common stock                                --            --   4,545,455       46
Issuance of common stock upon
 conversion of preferred stock              (1,775,260)      (23,472)  2,732,119       27
Deferred stock-based compensation                   --            --          --       --
Amortization of deferred stock-based
 compensation                                       --            --          --       --
Net loss (7/1/99-12/31/99)                          --            --          --       --
                                            ----------    ----------   ---------      ---
Balance, December 31, 1999                          --            --   7,277,574       73
Amortization of deferred stock-based
 compensation                                       --            --          --       --
Elimination of deferred stock-based
 compensation                                       --            --          --       --
Net loss                                            --            --          --       --
                                            ----------    ----------   ---------      ---
Balance, December 31, 2000                          --    $       --   7,277,574      $73
                                            ==========    ==========   =========      ===

                                                CLASS B          ADDITIONAL     DEFERRED
                                              COMMON STOCK         PAID-IN    STOCK-BASED
                                             SHARES     AMOUNT     CAPITAL    COMPENSATION    DEFICIT        TOTAL
Balance, December 31, 1997 .............          --     $ --     $     --     $      --     $    (353)   $    (353)
Net loss ...............................          --       --           --            --        (3,440)   $  (3,440)
                                          ----------     ----     --------     ---------     ---------    ---------
Balance, December 31, 1998 .............          --       --           --            --        (3,793)      (3,793)
Net loss (1/1/99-6/30/99) ..............          --       --           --            --        (4,425)      (4,425)
Capitalization of the Company by The
 Vitamin Shoppe on June 30, 1999 .......  13,081,500      131       (8,348)           --         8,218            1
Sale of Series A convertible preferred
 stock .................................          --       --           86            --            --       23,558
Sale of common stock ...................          --       --       45,080            --            --       45,126
Issuance of common stock upon
 conversion of preferred stock .........          --       --       23,445            --            --           --
Deferred stock-based compensation ......          --       --        3,979        (3,979)           --           --
Amortization of deferred stock-based
 compensation ..........................          --       --           --         1,247            --        1,247
Net loss (7/1/99-12/31/99) .............          --       --           --            --       (25,776)     (25,776)
                                          ----------     ----     --------     ---------     ---------    ---------
Balance, December 31, 1999 .............  13,081,500      131       64,242        (2,732)      (25,776)      35,938
Amortization of deferred stock-based
 compensation ..........................          --       --           --           591            --          591
Elimination of deferred stock-based
 compensation ..........................          --       --       (1,827)        1,827            --           --
Net loss ...............................          --       --           --            --       (27,271)     (27,271)
                                          ----------     ----     --------     ---------     ---------    ---------
Balance, December 31, 2000 .............  13,081,500     $131     $ 62,415     $    (314)    $ (53,047)   $   9,258
                                          ==========     ====     ========     =========     =========    =========

See notes to financial statements.

                             VITAMINSHOPPE.COM, INC.
                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                     Year Ended December 31,

                                                                                   1998        1999        2000
                                                                                 ---------   ---------   ---------
Cash flows from operating activities:
  Net loss                                                                       $ (3,440)   $(30,201)   $(27,271)
  Adjustments to reconcile net loss to net cash
      used in operating activities:
      Depreciation and amortization                                                    21         226       2,263
      Amortization of deferred stock-based
        compensation                                                                 --         1,247         591
      Other                                                                           102         482         816
      Restructuring costs                                                            --          --         1,615
    Changes in operating assets and liabilities:
      Accounts and notes receivable                                                   (35)       (224)       (179)
      Tax benefits due from the Vitamin Shoppe                                       --          --        (1,892)
      Inventory                                                                      --           (35)        (73)
      Prepaid expenses and other current assets                                       (94)     (4,569)      3,451
      Accounts payable and accrued liabilities                                        722      11,916      (7,844)
                                                                                 --------    --------    --------
  Net cash used in operating activities                                            (2,724)    (21,158)    (28,523)
                                                                                 --------    --------    --------

Cash flows from investing activities:
  Capital expenditures                                                               (506)     (5,925)     (5,450)
                                                                                 --------    --------    --------
  Net cash used in investing activities                                              (506)     (5,925)     (5,450)
                                                                                 --------    --------    --------
Cash flows from financing activities:
  Increase in Note due to The Vitamin Shoppe                                        3,230       2,220        --
  Repayment of Note due to The Vitamin Shoppe                                        --        (5,803)       --
  Issuance of Series A convertible preferred stock                                   --        23,558        --
  Issuance of common stock                                                           --        45,127        --
                                                                                 --------    --------    --------
  Net cash provided by financing activities                                         3,230      65,102        --
                                                                                 --------    --------    --------
Net increase (decrease) in cash and cash equivalents                                 --        38,019     (33,973)
Cash and cash equivalents - beginning of period                                      --          --        38,019
                                                                                 --------    --------    --------
Cash and cash equivalents - end of period                                        $   --      $ 38,019    $  4,046
                                                                                 ========    ========    ========

Supplemental disclosures of cash flow information: Cash paid during the period for:
    Interest                                                                     $   --      $    531    $   --
                                                                                 ========    ========    ========
    Income taxes                                                                 $   --      $   --      $    184
                                                                                 ========    ========    ========

See notes to financial statements.

                             VITAMINSHOPPE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
              For the years ended December 31, 1998, 1999 and 2000
                 (in thousands, except share and per share data)


1.       DESCRIPTION OF BUSINESS

VitaminShoppe.com, Inc. (the "Company" or "VitaminShoppe.com") is an online provider of products and content related to vitamins, nutritional supplements and minerals. Until July 1999, the Company was wholly owned by Vitamin Shoppe Industries Inc. ("The Vitamin Shoppe"). The Company commenced operations effective October 1, 1997 as a division of The Vitamin Shoppe and operated in the development stage until April 1998, when it began sales through its Web site. The Company was incorporated in Delaware in May 1999 and capitalized by The Vitamin Shoppe in June 1999. See Note 6.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company continues to accumulate net losses, which total $61.3 million from inception through December 31, 2000. The Company's available cash balance has been depleted to $4.0 million at December 31, 2000, while the current liabilities total $7.6 million at December 31, 2000. The Company has taken steps to reduce its costs, mitigate operating losses and preserve available cash. The Company has terminated all of its online sponsorship agreements, resulting in reduced future advertising expenditures. In addition to curtailing its marketing activities, the Company reduced its staffing levels by approximately 42 people from its highest staffing level. As discussed in Note 9, the Company has entered into an Agreement and Plan of Merger with The Vitamin Shoppe. Following the proposed merger of the Company with and into The Vitamin Shoppe, the Company will cease to exist. As a result of the merger, each share of Class A common stock of the Company (except shares held by holders who properly perfect their dissenters' rights) will be canceled and converted into the right to receive $1.00 in cash. Based on current projections the Company expects its cash to be depleted in April 2001, but it could be earlier than that time. The Company expects to complete the merger prior to depleting all of its cash, but no assurances can be given that it will be able to do so. If the merger is not completed, the Company will likely be forced to seek protection under the Federal bankruptcy laws or enter liquidation proceedings. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Presentation

For all periods prior to July 1, 1999, the financial statements have been prepared as if the Company operated as a stand-alone entity since inception. Thus, the financial information related to those periods may not necessarily reflect the financial position, results of operations or cash flows of the Company in the future or what the balance sheets, results of operations or cash flows of the Company would have been if it had actually been a separate, stand-alone entity.

For the periods prior to July 1, 1999, the financial statements include allocations of expenses incurred by The Vitamin Shoppe in support of the Company. These allocations took into consideration personnel, business volume and other appropriate factors and generally included costs related to fulfillment, marketing, administrative, general management and other services provided to the Company by The Vitamin Shoppe. Such allocated charges were $816 and $786 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively. Interest expense, net, shown in the financial statements reflects interest expense at a rate of 8.75 percent per annum on the average amounts due to The Vitamin Shoppe until November 1999 when the Note balance was paid, offset by interest income in the amount of $217 and $1.3 million earned from interest bearing deposit accounts for the years ended December 31, 1999 and 2000, respectively. Allocations of expenses are estimates based on The Vitamin Shoppe management's best assessment of actual expenses incurred on behalf of the Company. It is management's opinion that the expenses charged to the Company were reasonable. In addition to these allocations, The Vitamin Shoppe supplied the Company with inventory on an exclusive basis at a charge of 100 percent of cost.

Effective July 1, 1999 the Company and The Vitamin Shoppe entered into several intercompany agreements which replaced the expense allocations covering inventory supply, fulfillment, marketing and administration that were in effect prior to July 1, 1999 and which cover additional rights and obligations regarding trademark licenses, co-marketing and databases. Under the intercompany agreements for inventory supply and fulfillment, The Vitamin Shoppe supplies inventory to the Company at a cost equal to 105 percent of The Vitamin Shoppe's product cost and fulfills customer orders at a cost equal to 105 percent of The Vitamin Shoppe's actual average unit cost per package, plus actual shipping costs not paid directly by the Company. Both of these services were provided at 100 percent of cost under the allocation approach used prior to July 1, 1999.

The rights and obligations which were added when the intercompany agreements became effective July 1, 1999 include trademark licenses and co-marketing. The trademark license agreement provides the Company with the exclusive right to use The Vitamin Shoppe's trademarks in connection with its marketing and sale of products and services in online commerce. Under this agreement, the Company pays The Vitamin Shoppe an annual royalty fee equal to $1 million plus a percentage (which ranges from 5 percent to 1 percent depending upon volume) of the Company's net sales of The Vitamin Shoppe brand products, and other products identified by or branded with The Vitamin Shoppe's trademarks. Under the co-marketing agreements, The Vitamin Shoppe and the Company provide certain advertising and promotional references to each other in their respective catalogue, retail store and web businesses for mutually agreed upon fees.

For the six months ended December 31, 1999 and the year ended December 31, 2000, charges for services provided to the Company by The Vitamin Shoppe were in accordance with the intercompany agreements and totaled $2.3 million and $5.6 million, as shown in the chart below. Total current liabilities on the accompanying balance sheet at December 31, 1999 and December 31, 2000 include amounts due to The Vitamin Shoppe related to these services in the amount of $1.1 million and $900, respectively.

                                      Six months ended       Year ended
                                      December 31, 1999    December 31, 2000
                                       (in thousands)       (in thousands)

Trademark license                            $ 703               $1,571
Co-marketing                                   614                1,439
Administrative                                 369                  660
Supply and fulfillment                         335                1,382
Merchandising                                  300                  500
                                       ---------------      ---------------

Total Expense                               $2,321               $5,552
                                       ===============      ===============

All merchandise purchases are made from The Vitamin Shoppe under the intercompany supply agreement. Such purchases aggregated $1.4 million, $7.6 million and $19.7 million for the years ended December 31, 1998, 1999 and 2000, respectively. Total current liabilities on the accompanying balance sheet at December 31, 1999 and 2000 include amounts due to The Vitamin Shoppe related to these merchandise purchases in the amount of $1.5 million and $1.3 million, respectively.

By implementing the intercompany agreements, new charges were created that were not provided for in the historical financial statements prior to July 1, 1999. On a pro forma basis, had the trademark license and the supply and fulfillment agreements been in place for all periods presented, the net loss would have been $4.36 million and $31.0 million for the years ended December 31, 1998 and 1999, respectively. Since July 1, 1999, the charges related to these intercompany agreements are included in the results of operations.



Online Marketing Arrangements

The Company has entered into several online marketing arrangements with Internet content providers that established the Company as the exclusive or preferred vendor of nutritional products on the providers' Internet websites. The agreements were established for terms of 12 to 24 months, and provided for fixed monthly or quarterly payments by the Company and, in some cases, revenue-sharing upon the attainment of stipulated revenue amounts. Certain agreements provided that the Internet service providers deliver guaranteed minimum levels of impressions and included make-good provisions in the event of a shortfall. The Company's fixed payments under such arrangements were recognized as expenses either on a straight-line basis over the term of the agreement, or on an impression delivered basis, depending upon the terms of the agreement. Expense accruals relating to revenue sharing provisions were made when projections indicated that revenue thresholds would be attained. At December 31, 2000, all online marketing arrangements have either been completed or terminated early, and the Company has no future obligations with respect to these agreements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and amortization. Acquired software, computers, fixtures and equipment are depreciated using the straight-line method over their estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the lease term. Effective January 1, 1999, the Company adopted the AlCPA's Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Accordingly, the direct internal and external costs associated with the development of the features and functionality of the Company's Website 2.0, which launched on June 1, 2000, transaction-processing systems, telecommunications infrastructure and network operations, are capitalized and are amortized over the estimated lives of five years.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows expected to be generated by that asset. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recognized.

Revenue Recognition

Sales of products purchased from The Vitamin Shoppe are recognized, net of discounts and estimated returns, at the time the products are shipped to customers.

Advertising Costs

The costs of advertising related to online marketing arrangements, magazines, television, radio and other media are expensed the first time advertising takes place. Advertising expense for the years ended December 31, 1998, 1999 and 2000 were $3.0 million, $19.9 million and $11.1 million, respectively.

Deferred Rent

Rent expense under the Company's operating lease, which includes fixed non-contingent escalations, is recognized on a straight-line basis over the term of the lease. The cumulative net excess of recorded rent expense over lease payments made was included in accounts payable and accrued expenses on the accompanying balance sheet. In connection with the termination of the Company's lease agreement, a reversal of previously recognized deferred rent expense in the amount of $21 has been reflected as a reduction of the lease termination costs (see Note 5).

Income Taxes

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, the Company uses the asset and liability method to provide for all book/tax differences that are expected to reverse in the future. This method requires that the effect of tax rate changes as well as other changes in income tax laws be recognized in earnings for the period in which such changes are enacted and that valuation allowances be established to reduce deferred tax assets to amounts expected to be realized.

Computation of Basic and Diluted Net Loss Per Share

Net loss per share has been calculated under SFAS No. 128, Earnings per Share. SFAS No. 128 requires companies to compute earnings per share under two different methods (basic and diluted). Basic net loss per share is calculated by dividing the net loss by the weighted average shares of common stock outstanding during the period. Shares used for this computation consist of 13,081,500 shares of Class B common stock issued in connection with the Company's initial capitalization in June 1999 as if all shares were outstanding for all periods presented. For the years ended December 31, 1999 and 2000, diluted net loss per share is equal to basic net loss per share since potential common shares from the exercise of the stock options and warrants are antidilutive. Securities, the issuance or exercise of which may result in dilution, consisted of 32,703 shares of Series A common stock issuable upon the exercise of a warrant at December 31, 1999 and 2000; and 1,842,768 and 1,079,440 options to purchase shares of Class A common stock at December 31, 1999 and 2000, respectively. The Company evaluated the requirements of the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 98, and concluded that there are no nominal issuances of common stock or potential common stock required to be shown as outstanding for all periods as outlined in SAB No. 98.

Start-Up Costs

In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. This SOP establishes accounting and reporting standards for start-up activities and states that costs of start-up activities, including organization costs, should be expensed as incurred. The SOP is effective for fiscal years beginning after December 15, 1998. The Company adopted this statement effective January 1, 1999, and the adoption did not have a material effect on the financial statements.

Concentrations

The Company's customers are consumers who utilize the Company's website and purchase products. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable from credit card processors. As of December 31, 1999 and 2000, there were no significant concentrations of accounts receivable or related credit risks.

Fair Value of Financial Instruments

Financial instruments, including accounts receivable, accounts payable and accrued liabilities, are reflected in the financial statements at carrying or contract value. Those values were not materially different from their fair values.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, in accounting for employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123. See Note 6.

Comprehensive Income

The Company has no reconciling items to comprehensive income, therefore, net loss and comprehensive loss are the same.

Disclosures About Segments of an Enterprise and Related Information

The Company currently operates as one segment.

Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000, requires the Company to recognize all derivatives on the balance sheet at fair value. The Company has determined that adoption of this new standard will not have a material effect on the Company's financial statements or disclosures.

In July 2000, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. The EITF concluded that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue.

As of October 1, 2000, the Company began to record all amounts billed to customers related to shipping and handling costs as net sales and has restated all prior periods presented.

Previously, the Company had presented revenues and costs from shipping and handling activities as a net amount within marketing and sales expenses. Included in net sales and cost of goods sold are the following revenues and costs associated with shipping and handling activities for each of the periods presented:

                                 Year Ended December 31,
                            1998           1999          2000
                                      (in thousands)

Revenues                   $ 173        $ 1,008       $ 2,383
                           ======       ========      =======
Costs                      $ 192        $ 1,886       $ 4,235
                           ======       ========      =======

3.       PROPERTY AND EQUIPMENT

Property and equipment consists of the following:


                                                 December 31,
                                               1999        2000
                                                (in thousands)

Website development costs                   $  4,340    $  8,788
Computer hardware                              1,169       1,615
Software                                         652         822
Leasehold improvements                           137        --
Fixtures and equipment                           133         348
                                            --------    --------
                                               6,431      11,573

Accumulated depreciation and amortization       (247)     (2,430)
                                            --------    --------
                                            $  6,184    $  9,143
                                            ========    ========

Depreciation and amortization of property and equipment was approximately $21, $226 and $2,263 for the years ended December 31, 1998, 1999 and 2000, respectively.

4.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consists of the following:


                                                          December 31,
                                                        1999         2000
                                                         (in thousands)

Accounts payable                                        $2,611       $1,835
Accrued expenses                                         7,976        2,352
Restructuring costs                                          -        1,149
                                                        ------      -------
Total accounts payable and other accrued expenses      $10,587       $5,336
                                                       =======      =======

As discussed in Note 2, the Company's available cash balance has been depleted to $4.0 million. In response, the Company has taken steps to reduce its costs, mitigate operating losses and preserve available cash while pursuing strategic alternatives for the Company. The Company incurred restructuring charges totaling $1.6 million in connection with its efforts, including termination of its leased office space, termination of employees, and engagement of investment bankers, attorneys and other professionals in connection with the contemplated transaction described in Note 9. These costs have been included in selling, general and administrative expenses in the accompanying statement of operations. The major components of the restructuring costs and the activity through December 31, 2000 were as follows:


(in thousands)                            Severance        Write off
                                            and               of
                                        termination       leasehold             Lease                 Proxy
                                          benefits       improvements        termination              costs              Total
                                       -------------------------------------------------------------------------------------------

Provision                                   $ 640            $ 228             $ 263                  $ 484            $ 1,615
Paid or charged                                 -             (228)             (238)                     -               (466)
                                            -----            -----             -----                  -----            -------
Balance at December 31, 2000                $ 640            $   -             $  25                  $ 484            $ 1,149
                                            =====            =====             =====                  =====            =======


5. COMMITMENTS

At December 31, 1999, the Company was obligated under online marketing agreements with web portals and strategic partners for future payments aggregating $9.8 million through February 2001. During 2000, such future commitments were terminated, without a penalty.

In June 1999, the Company entered into an employment agreement with an executive for an initial two-year term. Under the terms of this agreement, the Company is committed to compensate this executive in the amount of $300 annually, unless the executive is dismissed for cause or upon disability or death. See Note 8.

In August 1999, the Company entered into a noncancellable operating lease for its corporate office facility and issued a standby letter of credit in the amount of $600 as security for its lease commitment. Rental payments under this lease for the period from September 1999 through November 2003 approximate $35 per month and aggregate $1.8 million over the lease term. Rental expense was $182 and $420 for the years ended December 31, 1999 and 2000. During December 2000, the Company entered into a lease termination agreement with the landlord whereby the Company will pay a termination fee plus one month's rent for release of its obligation under the lease and return of the letter of credit. The release was obtained in February 2001. The Company relocated to the offices of The Vitamin Shoppe in January 2001. The Vitamin Shoppe is not charging the Company rent for the use of this space.

6.       STOCKHOLDERS' EQUITY

A.       CAPITAL TRANSACTIONS

The Company was incorporated in May 1999 and was capitalized in June 1999. The Company was capitalized by the issuance to The Vitamin Shoppe of 1,000 shares of common stock, par value $.01 per share, for a purchase price of $1,000 and the contribution by The Vitamin Shoppe of net liabilities of approximately $8.2 million. In July 1999, the Company effected a recapitalization through the authorization of 30,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock and the issuance of 13,081,500 shares of Class B common stock in exchange for the 1,000 shares of common stock previously issued to The Vitamin Shoppe. The recapitalization has been retroactively reflected in the accompanying financial statements. In addition, the Company authorized 5,000,000 shares of preferred stock of which 3,000,000 shares are currently undesignated. Holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to six votes per share. Prior to July 1, 1999, the Company was operated as a division of The Vitamin Shoppe. Through its ownership of the Class B common stock, The Vitamin Shoppe currently holds approximately 91.5 percent of the voting power of all outstanding common stock.

On July 9, 1999, the Company issued $10 million in aggregate principal amount of promissory notes due in June 2000. These notes were held by stockholders of The Vitamin Shoppe or affiliates of these stockholders. As described below, in July 1999 these notes were converted into shares of Series A convertible preferred stock.

On July 27, 1999, the Company issued 1,775,260 shares of Series A convertible preferred stock, par value $.01 per share, that were convertible into 2,732,119 shares of Class A common stock ($9.15 fair value per share) for gross proceeds of $25 million. The proceeds (net of commissions and offering costs) of this transaction were approximately $23.6 million. Of the gross proceeds, $10.0 million was paid through the conversion of promissory notes referred to in the preceding paragraph into Series A convertible preferred stock. The remaining shares were sold to the note holders and other persons for cash consideration of $15.0 million. The Company also issued warrants to purchase an equivalent of 32,703 shares of Class A common stock at a price of $9.15 per share, subsequently amended to $11.00, to Thomas Weisel Partners LLC in consideration for its services as placement agent in this transaction. All shares of the Series A convertible preferred stock converted into an aggregate of 2,732,119 shares of the Class A common stock upon the closing of the Company's initial public offering; the carrying amount of the Series A convertible preferred stock was credited to Class A common stock par value and to additional paid-in capital. The estimated fair value of the warrants issued to the placement agent of approximately $86 was recorded as an additional expense of the issuance and was credited to additional paid-in capital in the balance sheet.

On September 9, 1999, the Company's Board of Directors approved a 1.539-for-l stock split of its Class A common stock and Class B common stock, which was effective on September 22, 1999. The respective share and per-share amounts and conversion ratios included in the financial statements and footnotes reflect the stock split for all periods presented.

On October 8, 1999, the Company sold 4,545,455 shares of its Class A common stock in an initial public offering at a price of $11.00 per share. The gross proceeds from the offering were $50 million. The net proceeds were $45.1 million after deducting the underwriting discounts and commissions of $3.5 million and other offering expenses of $1.4 million.

B.       STOCK OPTIONS

In July 1999, the Company established the VitaminShoppe.com, Inc. Stock Option Plan for Employees dated as of July 1, 1999 (the "Employee Plan"), which provides for the granting of stock options, including incentive stock options and non-qualified stock options. The Company reserved 2,308,500 shares of Class A common stock for grant. Either the board of directors or the compensation committee of the board of directors may determine the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise prices. Stock options are exercisable for a period not to exceed 10 years from the date of grant and, to the extent determined at the time of grant, may be paid for in cash or shares of Class A common stock, or by a reduction in the number of shares issuable upon exercise of the option.

In August 1999, the Company established the VitaminShoppe.com, Inc. Stock Option Plan for Nonemployee Directors (the "Director Plan"), which provides for the granting of options to purchase 38,475 shares of Class A common stock to each elected or appointed nonemployee director. The Company reserved 461,700 shares of Class A common stock for grant.

During the period from June 14, 1999 through October 7, 1999, the Company granted to twenty employees and two directors options to purchase 1,302,510 shares of Class A common stock at exercise prices of $3.82 and $9.15 per share. The options expire 10 years from the date of grant and vest ratably over a period of three years. Under APB No. 25, no compensation expense is recognized when the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant. Deferred stock-based compensation is recorded for those situations where the exercise price of an option was lower than the deemed fair value for financial reporting purposes of the underlying common stock. The Company recorded aggregate deferred stock-based compensation of approximately $3.9 million during the year ended December 31, 1999. The deferred stock-based compensation is being amortized over the vesting period of the underlying options. Total amortization of stock-based compensation recognized during the year ended December 31, 1999 and 2000 was approximately $1.2 million and $0.6 million, respectively inclusive of approximately $697 of expense recorded upon the closing of the initial public offering due to the accelerated vesting of 130,815 of those options. The remaining deferred stock-based compensation will be amortized over the three-year vesting period. Subsequent to December 31, 1999, the Company no longer employs two of the executive officers that were granted stock options prior to October 7, 1999. Accordingly, during the first quarter 2000, the Company eliminated approximately $1.6 million of unamortized deferred stock based compensation by removing it from the additional paid in capital where it was originally recorded and there will no longer be expense associated with these options. During the fourth quarter of 2000, the Company terminated the employment of 9 employees that were granted stock options prior to October 7, 1999. An additional $222 of unamortized deferred stock based compensation was eliminated from additional paid in capital.

For the period from October 8, 1999 through December 31, 1999, the Company granted to 20 employees and 5 directors options to purchase 631,829 shares of Class A common stock at exercise prices ranging from $8.53 to $14.47 (the then current fair market value on the dates of grant). The options expire 10 years from the date of grant and vest ratably over a period of three years.

During the year ended December 31, 2000, the Company has granted to 66 employees and 3 directors options to purchase 692,975 shares of Class A common stock at exercise prices ranging from $1.13 to $9.72 (the then current fair market value on the dates of grant). The options expire 10 years from the date of grant and vest ratably over a period of three years.

Stock option transactions during the years ended December 31, 1999 and 2000 are summarized as follows:

                                                    1999                                   2000
                                            --------------------------------------------------------------
                                                           Weighted -                             Weighted -
                                                           Average                                Average
                                                           Exercise                              Exercise
                                              Shares        Price                     Shares        Price

Outstanding, beginning of year                       -     $     -                  1,842,768    $   8.20
Granted                                      1,934,339        8.24                    692,975        4.05
Exercised                                            -           -                          -           -
Forfeited                                      (91,571)       9.15                  (1,416,303)      7.40
                                              --------     -------                 -----------   --------
Outstanding, end of year                     1,842,768     $  8.20                  1,119,440    $   6.62
                                             =========     =======                 ==========    ========
Options exercisable at year end                130,815     $  3.82                    347,032    $   6.50
                                             =========     =======                   ========    ========
Options available for future grant             927,432                              1,650,760
                                             =========                             =========

The following table summarizes information about stock options outstanding at December 31, 2000:

---------------------------------------------------------------------------------------
               Options Outstanding                          Options Exercisable
---------------------------------------------------------------------------------------
                                 Weighted -
                                  Average       Weighted -                  Weighted -
  Range of                       Remaining       Average                     Average
  exercise         Options      Contractual      Exercise      Options       Exercise
   prices        Outstanding    Life (Yrs)        Price       Exercisable       Price

$ 1.13 - $ 5.00    537,790         9.10          $ 3.38        205,815        $ 3.82
$ 6.50 - $ 9.72    418,750         8.89            9.04        113,917          9.15
$11.00 - $12.51    162,900         8.76           11.08         54,300         11.08
                   -------        -----          ------        -------        ------

                 1,119,440         8.95          $ 6.62        374,032        $ 6.50
                 =========        =====          ======        =======        ======

C.       SFAS NO. 123 DISCLOSURES

Had the stock-based compensation for the Company's stock option grants been determined in accordance with SFAS No. 123 the Company's net loss would have been adjusted to the following pro forma amounts for the years ended December 31, 1999 and 2000 (in thousands):

                                                                                       1999         2000

Net loss - as reported                                                               $(30,201)    $(27,271)
                                                                                     =========    =========
Incremental pro forma compensation expense under SFAS No. 123                          $ (242)      $ (932)
                                                                                       =======      =======
Net loss - pro forma                                                                 $(30,443)    $(28,203)
                                                                                     =========    =========
Basic and diluted net loss per share - as reported                                    $ (2.05)     $ (1.34)
                                                                                      ========     ========
Basic and diluted net loss per share - pro forma                                      $ (2.07)     $ (1.39)
                                                                                      ========     ========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, assuming no expected dividends and with the following weighted average assumptions at December 31, 1999 and 2000:

                                              1999              2000

Average risk-free interest rate               5.21%             6.44%
Average expected life                         3.0 years         3.0 years
Volatility                                   33.33%           101.4%

For purposes of the 1999 pro forma disclosures, the estimated weighted average fair value of the options granted, estimated to be $5.54 per share at the date of grant, is amortized to expense over the options' vesting period. This amount has been reduced by the amount of deferred stock-based compensation already recorded in the accompanying financial statements of $4.86 per share for those options that were granted below the fair market value on the date of grant.

For purposes of the 2000 pro forma disclosures, the estimated weighted average fair value of the options granted, estimated to be $2.37 per share at the date of grant, is amortized to expense over the options' vesting period.

D.       PARENT COMPANY RESTRICTIONS

Under the agreements that govern The Vitamin Shoppe's bank credit facility, all of our Class B common stock has been pledged by The Vitamin Shoppe as security for its obligations. If The Vitamin Shoppe defaults under its bank credit facility, its lenders could take ownership of the Class B common stock, which would convert to Class A common stock. In that case, the lender may be able to control VitaminShoppe.com through the election of directors and in matters requiring stockholder approval.

7.       INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                             Year Ended December 31,
                                          1998         1999        2000

Federal:
   Current                              $   --      $   --      $   --
   Deferred                                 --        (7,472)     (8,723)
                                        --------    --------    --------
                                            --        (7,472)     (8,723)
State:
   Current                                  --           108        (696)
   Deferred                                 --        (2,550)     (2,155)
                                        --------    --------    --------
                                            --        (2,442)     (2,851)
                                        --------    --------    --------
Subtotal                                    --        (9,914)    (11,574)
Less: Increase in valuation allowance       --        10,022       9,746
                                        --------    --------    --------

Income tax provison (benefit)           $   --      $    108    $ (1,828)
                                        ========    ========    ========

At December 31, 1999 and 2000 deferred income taxes consist of the following:

                                     1999        2000

Assets:
Net operating loss carryforwards   $ 10,022    $ 19,768
Valuation allowance                 (10,022)    (19,768)
                                   --------    --------
Deferred tax asset                 $   --      $   --
                                   ========    ========

A reconciliation of the statutory Federal income tax rate and the effective rate of the provision (benefit) for income taxes is as follows:

                                                     Year Ended December 31,
                                                  1998       1999         2000

Tax at statutory Federal income tax rate        $   --     $(10,232)   $ (9,894)
Losses prior to capitalization of the Company       --        1,505        --
Permanent differences - deferred stock-based
  compensation and meals and entertainment          --          508         241
State taxes, net of Federal benefit                 --       (1,612)     (1,882)
Increase in valuation allowance                     --       10,022       9,746
Other                                               --          (83)        (39)
                                                --------   --------    --------
                                                $   --     $    108    $ (1,828)
                                                ========   ========    ========

The Company's operating results through June 30, 1999 were included in the combined income tax returns of The Vitamin Shoppe. The Vitamin Shoppe did not allocate to the Company its share of income tax liabilities or benefits attributable to the Company's proportionate share of operating results.

Since the capitalization of the Company on July 1, 1999, when the Company ceased to be part of The Vitamin Shoppe's consolidated group, losses generated are available to offset any future Federal taxable income for 20 years. Deferred tax assets normally recorded to reflect the future benefit may or may not be shown as realizable, depending on the Company's ability to demonstrate the likelihood of future profitability.

In December 2000, the Company and The Vitamin Shoppe filed combined income tax returns for New York State, New York City and MTA Surcharge taxes for the year ended December 31, 1999. The Company and The Vitamin Shoppe are parties to a Tax Allocation Agreement that, as a result of the Company's tax losses used by The Vitamin Shoppe for 1999, requires The Vitamin Shoppe to establish a payable to the Company in an amount equal to $1.13 million. Accordingly, during the fourth quarter 2000, the Company recorded an income tax benefit and a receivable from The Vitamin Shoppe in the amount of $1.13 million; the payable is due on December 31, 2004. Also included in the fourth quarter of 2000 is an estimated income tax benefit associated with The Vitamin Shoppe's use of the Company's 2000 tax losses for New York State, New York City and MTA Surcharge taxes in the amount of $760. Such amount has been included in the balance of the tax benefit due from The Vitamin Shoppe on the accompanying balance sheet. Deferred tax assets primarily consist of the tax benefits associated with net operating loss carryforwards. The Company's net operating loss carry forwards expire in the years 2006 through 2000. Due to the uncertainty of the realization of these net operating loss carry forwards in the future, the Company has provided a valuation allowance to offset the deferred tax asset.

8.       SIGNIFICANT TRANSACTIONS

Included in general and administrative expenses, the Company recorded approximately $855 of severance expense related to the resignation of two executive officers during the first quarter 2000 representing approximately $620 of cash compensation in accordance with their employment agreements, and approximately $235 of non-cash compensation due to the accelerated vesting of stock options. Additionally, with respect to forfeited stock options the Company eliminated approximately $1.6 million of unamortized deferred stock based compensation that was previously recorded as additional paid in capital.

9.       SUBSEQUENT EVENTS

On January 12, 2001, the Company, and The Vitamin Shoppe entered into an Agreement and Plan of Merger (the "Merger Agreement"). As a result of the transactions contemplated by the Merger Agreement, the Company would be merged with and into The Vitamin Shoppe, and the Class A stockholders of the Company, other than The Vitamin Shoppe, would receive $1.00 per share in cash. The value of the merger to the public stockholders is approximately $7.3 million.

The merger is subject to certain conditions, including approval of a majority vote of the Company's stockholders. The Vitamin Shoppe, which holds 64.3% of common stock and 91.5% of the voting power of the Company's stock, has agreed to vote in favor of the merger. The Vitamin Shoppe's principal shareholder has committed to provide equity financing for the merger. The merger is not subject to receipt of financing, but does require the consent of The Vitamin Shoppe's lenders.

On January 22, 2001, the Company filed a proxy statement with the Securities and Exchange Commission seeking shareholder vote and approval of the Merger Agreement.

On February 22, 2001, a stockholder of the Company filed a complaint in the Supreme Court of the State of New York entitled Joseph v. VitaminShoppe.com, et al. The action asserts claims against VitaminShoppe.com, The Vitamin Shoppe and members of VitaminShoppe.com's board of directors, alleging, among other things, that VitaminShoppe.com and/or The Vitamin Shoppe and the individual defendants breached their fiduciary duties to stockholders, and that some defendants engaged in self-dealing with respect to the merger. The action alleges, among other things, that the consideration to be received by VitaminShoppe.com stockholders in the merger is unfair and inadequate. The action seeks class action certification and injunctive relief against the merger, or, in the alternative, to obtain recission of the merger or damages, and other relief. However, no motion for injunctive relief has been filed.

The Company believes that the action is without merit and intends to defend it vigorously.



                                     ******

               TO VOTE BY MAIL, PLEASE DETACH THE PROXY CARD HERE

                             VITAMINSHOPPE.COM, INC.
                 PROXY FOR 2001 SPECIAL MEETING OF STOCKHOLDERS
                       SOLICITED BY THE BOARD OF DIRECTORS
                                __________, 2001

The undersigned, having received notice of the 2001 special meeting of stockholders to be held on __________, 2001 at 10:00 a.m., local time, at Kaye Scholer LLP, 425 Park Avenue, __ Floor, New York, New York 10022 and the Proxy Statement relating to the meeting, hereby revokes all prior proxies and appoints
M. Anthony Fisher, Jeffrey J. Horowitz and Ann M. Sardini, and each of them acting singly, with full power of substitution, as proxies to represent and vote on behalf of the undersigned, as designated below, all shares of Class A common stock, par value $0.01 per share, of VitaminShoppe.com, Inc., a Delaware corporation, that the undersigned would be entitled to vote if present in person at the 2001 special meeting of stockholders and any adjournment or adjournments thereof. These proxies are authorized to vote in their discretion upon such other matters as may properly come before the special meeting.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned. If a choice is not specified with respect to any proposal, this proxy will be voted FOR such proposal.

Attendance of the undersigned at the special meeting will not be deemed to revoke this proxy unless the undersigned shall revoke this proxy in writing and shall vote in person at the special meeting.

EACH STOCKHOLDER SHOULD SIGN THIS PROXY PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF VITAMINSHOPPE.COM, INC.

HAS YOUR ADDRESS CHANGED?                 DO YOU HAVE COMMENTS?


-------------------------                 ----------------------


-------------------------                 ----------------------

                                    P R O X Y

INSTRUCTIONS FOR VOTING YOUR PROXY

Mark, sign and date the attached proxy card and return it in the postage-paid envelope enclosed.

               TO VOTE BY MAIL, PLEASE DETACH THE PROXY CARD HERE

[X] Votes must be indicated, as in example to the left, in black or blue ink.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL.


                                                                       FOR             AGAINST           ABSTAIN
PROPOSAL:  Approval and adoption of an agreement of merger and the merger of VitaminShoppe.com with and into The Vitamin
Shoppe.                                                                [ ]               [ ]                [ ]

Please check this box if you expect to attend the special meeting in person.                        [ ]



DATED: _________________, 2001



--------------------------------------------------
SIGNATURE(S)

Please sign name(s) exactly as appearing on your stock certificate. If shares are held jointly, each joint owner should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                                                                         ANNEX A







                          AGREEMENT AND PLAN OF MERGER

                                 by and between

                             VITAMINSHOPPE.COM, INC.

                                       and

                         VITAMIN SHOPPE INDUSTRIES INC.





                          Dated as of January 12, 2001

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
                                                ARTICLE I
THE MERGER.......................................................................................................2
         Section 1.1.  THE MERGER................................................................................2
         Section 1.2.  EFFECTIVE TIME............................................................................2
         Section 1.3.  EFFECTS OF THE MERGER.....................................................................2
         Section 1.4.  CERTIFICATE OF INCORPORATION AND BY-LAWS
                  OF THE SURVIVING CORPORATION...................................................................2
         Section 1.5.  DIRECTORS.................................................................................2
         Section 1.6.  OFFICERS..................................................................................3
         Section 1.7.  CONVERSION OF CLASS A SHARES..............................................................3
         Section 1.8.  CANCELLATION OF PARENT SHARES.............................................................3
         Section 1.9.  OPTIONS; STOCK PLANS......................................................................3
         Section 1.10.  STOCKHOLDERS' MEETING....................................................................3

                                                ARTICLE II

DISSENTING SHARES; PAYMENT FOR CLASS A SHARES....................................................................5
         Section 2.1.  DISSENTING SHARES.........................................................................5
         Section 2.2.  PAYMENT FOR CLASS A SHARES................................................................5

                                               ARTICLE III

REPRESENTATIONS AND WARRANTIES...................................................................................7
         Section 3.1.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................................7
                  (a)      ORGANIZATION, GOOD STANDING AND QUALIFICATION.........................................7
                  (b)      CAPITAL STRUCTURE.....................................................................8
                  (c)      CORPORATE AUTHORITY; APPROVAL AND FAIRNESS............................................9
                  (d)      GOVERNMENTAL FILINGS; NO VIOLATIONS...................................................9
                  (e)      COMPANY REPORTS; FINANCIAL STATEMENTS; UNDISCLOSED LIABILITIES.......................10
                  (f)      ABSENCE OF CERTAIN CHANGES...........................................................11

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                               PAGE
                                                                                                               ----
                  (g)      PROXY STATEMENT......................................................................11
                  (h)      LITIGATION AND LIABILITIES; NO DEFAULT...............................................11
                  (i)      EMPLOYEE BENEFITS....................................................................12
                  (j)      LABOR MATTERS........................................................................13
                  (k)      COMPLIANCE WITH APPLICABLE LAWS; PERMITS.............................................13
                  (l)      TAKEOVER STATUTES....................................................................14
                  (m)      TAXES................................................................................14
                  (n)      INTELLECTUAL PROPERTY................................................................15
                  (o)      BROKERS AND FINDERS..................................................................16
                  (p)      MATERIAL CONTRACTS...................................................................16
                  (q)      AFFILIATE TRANSACTIONS...............................................................16
                  (r)      INSURANCE............................................................................16
         Section 3.2.  REPRESENTATIONS AND WARRANTIES OF PARENT.................................................17
                  (a)      ORGANIZATION, GOOD STANDING AND QUALIFICATION........................................17
                  (b)      CORPORATE AUTHORITY; APPROVAL........................................................17
                  (c)      GOVERNMENTAL FILINGS; NO VIOLATIONS..................................................17
                  (d)      PROXY STATEMENT......................................................................18
                  (e)      BROKERS AND FINDERS..................................................................18
                  (f)      MERGER CONSIDERATION.................................................................18

                                                ARTICLE IV

COVENANTS.......................................................................................................18
         Section 4.1.  COMPANY INTERIM OPERATIONS...............................................................18
         Section 4.2.  PARENT INTERIM OPERATIONS................................................................20
         Section 4.3.  ACQUISITION PROPOSALS....................................................................20
         Section 4.4.  FILINGS; OTHER ACTIONS; NOTIFICATION.....................................................21
         Section 4.5.  ACCESS...................................................................................22
         Section 4.6.  PUBLICITY; COMMUNICATIONS................................................................22
         Section 4.7.  BENEFITS.................................................................................23
                  (a)      OPTIONS..............................................................................23

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                               PAGE
                                                                                                               ----
                  (b)      EMPLOYEE BENEFITS....................................................................23
         Section 4.8.  EXPENSES.................................................................................23
         Section 4.9.  INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE......................................24
         Section 4.10. TAKEOVER STATUTE.........................................................................24
         Section 4.11. EXEMPTION FROM LIABILITY UNDER SECTION 16(B).............................................24
         Section 4.12. TRANSFER TAXES...........................................................................25

                                                ARTICLE V

CONDITIONS......................................................................................................25
         Section 5.1.  CONDITIONS TO EACH PARTY'S OBLIGATION
                  TO EFFECT THE MERGER..........................................................................25
                  (a)      STOCKHOLDER APPROVAL.................................................................25
                  (b)      INJUNCTION OR RESTRAINT..............................................................25
         Section 5.2.  FRUSTRATION OF CLOSING CONDITIONS........................................................25
         Section 5.3.  CONDITIONS TO PARENT'S PERFORMANCE.......................................................25
                  (a)      TERMINATION MATERIAL ADVERSE EFFECT..................................................25
                  (b)      CONSENTS AND APPROVALS...............................................................26

                                                ARTICLE VI

TERMINATION.....................................................................................................26
         Section 6.1.  TERMINATION BY MUTUAL CONSENT............................................................26
         Section 6.2.  TERMINATION BY EITHER PARENT OR THE COMPANY..............................................26
         Section 6.3.  EFFECT OF TERMINATION AND ABANDONMENT....................................................27
         Section 6.4.  TERMINATION DECISIONS BY THE COMPANY.....................................................27

                                               ARTICLE VII

MISCELLANEOUS...................................................................................................28
         Section 7.1.  SURVIVAL.................................................................................28
         Section 7.2.  MODIFICATION OR AMENDMENT................................................................28
         Section 7.3.  WAIVER OF CONDITIONS.....................................................................28

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                               PAGE
                                                                                                               ----
         Section 7.4.  COUNTERPARTS.............................................................................28
         Section 7.5.  GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL............................................28
         Section 7.6.  NOTICES..................................................................................29
         Section 7.7.  ENTIRE AGREEMENT; NO OTHER REPRESENTATIONS...............................................30
         Section 7.8.  NO THIRD PARTY BENEFICIARIES.............................................................30
         Section 7.9.  INTERPRETATION...........................................................................30
         Section 7.10. ASSIGNMENT...............................................................................31

                             INDEX OF DEFINED TERMS


                                                                         PAGE
                                                                         ----
ACQUISITION PROPOSAL.......................................................20
AGREEMENT...................................................................1
APPLICABLE LAWS............................................................14
BANKRUPTCY AND EQUITY EXCEPTION.............................................9
CERTIFICATE OF MERGER.......................................................2
CERTIFICATES................................................................5
CLASS A SHARES..............................................................1
CLASS B SHARES..............................................................1
CODE........................................................................2
COMMON SHARES...............................................................8
COMPANY.....................................................................1
COMPANY BOARD...............................................................1
COMPANY DISCLOSURE LETTER...................................................7
COMPANY EMPLOYEES..........................................................23
COMPANY INTELLECTUAL PROPERTY RIGHTS.......................................16
COMPANY MATERIAL ADVERSE EFFECT.............................................8
COMPANY OPTION..............................................................8
COMPANY REPORTS............................................................10
COMPANY REQUISITE VOTE......................................................9
COMPENSATION AND BENEFIT PLANS.............................................12
CONTRACT...................................................................16
CONTRACTS..................................................................16
CURRENT PREMIUM............................................................24
D&O INSURANCE..............................................................24
DGCL........................................................................1
DISSENTING SHARES...........................................................5
EFFECTIVE TIME..............................................................2
ERISA......................................................................12
ERISA AFFILIATE............................................................12
EXCHANGE ACT...............................................................10
FAIRNESS OPINION............................................................1
FINANCIAL ADVISOR...........................................................1
GAAP.......................................................................10
GOVERNMENTAL ENTITY.........................................................9
INDEMNIFIED PARTIES........................................................23
INSURANCE POLICIES.........................................................17
INTELLECTUAL PROPERTY......................................................16
MATERIAL CONTRACTS.........................................................16
MERGER......................................................................1
MERGER CONSIDERATION........................................................1
MULTIEMPLOYER PLAN.........................................................12
NASD........................................................................9

                             INDEX OF DEFINED TERMS
                                   (CONTINUED)

                                                                         PAGE
                                                                         ----
NEW PLANS..................................................................23
NYBCL.......................................................................1
OLD PLANS..................................................................23
OPTION PLANS................................................................8
ORDER......................................................................25
PARENT......................................................................1
PARENT DISCLOSURE LETTER...................................................17
PARENT INTELLECTUAL PROPERTY RIGHTS........................................16
PAYING AGENT................................................................5
PERSON......................................................................6
PROXY STATEMENT.............................................................4
REPRESENTATIVES............................................................20
SCHEDULE 13E-3..............................................................4
SEC.........................................................................4
SECURITIES ACT.............................................................10
SPECIAL COMMITTEE...........................................................1
SPECIAL MEETING.............................................................3
STAND-ALONE OPTIONS.........................................................8
STOCK PLANS.................................................................8
SUPERIOR ACQUISITION PROPOSAL..............................................21
SURVIVING CORPORATION.......................................................2
TAKEOVER STATUTE...........................................................14
TAX........................................................................15
TAX RETURN.................................................................15
TAXABLE....................................................................15
TAXES......................................................................15
TERMINATION DATE...........................................................26
TERMINATION MATERIAL ADVERSE EFFECT........................................25
THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS...................................16
TRANSFER TAXES.............................................................24
VOTING DEBT.................................................................9
WARN.......................................................................13
WARRANTS....................................................................8

                          AGREEMENT AND PLAN OF MERGER

                  AGREEMENT AND PLAN OF MERGER (this "AGREEMENT"), dated as of January 12, 2001, by and between VitaminShoppe.com, Inc., a Delaware corporation (the "COMPANY"), and Vitamin Shoppe Industries Inc., a New York corporation ("PARENT").

                                    RECITALS

                  WHEREAS, Parent owns all of the issued and outstanding shares of Class B Common Stock, par value $0.01 per share, of the Company (the "CLASS B SHARES");

                  WHEREAS, Parent desires to acquire all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share, of the Company (the "CLASS A SHARES"), pursuant to a merger (the "MERGER") of the Company with and into Parent, with Parent being the surviving corporation, in accordance with the Delaware General Corporation Law ("DGCL") and the New York Business Corporation Law ("NYBCL");

                  WHEREAS, pursuant to the Merger each issued and outstanding Class A Share will be converted into the right to receive $1.00 per Class A Share (the "MERGER CONSIDERATION"), upon the terms and subject to the conditions provided herein;

                  WHEREAS, the Company and Parent desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

                  WHEREAS, the Board of Directors of the Company (the "COMPANY BOARD") has received the opinion of Houlihan Lokey Howard & Zukin Capital (the "FINANCIAL ADVISOR"), to the effect that, based on, and subject to, the various assumptions and qualifications set forth in such opinion, as of the date of such opinion, the Merger Consideration to be received by the holders of the Class A Shares in the Merger is fair from a financial point of view to such holders (the "FAIRNESS OPINION"); and

                  WHEREAS, the Company Board, after receiving the recommendation of the special committee of the Company Board comprised of directors that are not affiliated with the Parent (the "SPECIAL COMMITTEE"), has approved this Agreement and the Merger, determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, advisable and in the best interests of the Company's stockholders (other than Parent) and adopted the plan of merger set forth herein;

                  WHEREAS, the Board of Directors of Parent has approved this Agreement and the Merger, determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of Parent and adopted the plan of merger set forth herein;

                  NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

         Section 1.1 THE MERGER. Upon the terms and subject to the satisfaction or waiver of the conditions hereof, and in accordance with the applicable provisions of this Agreement and the DGCL and the NYBCL, at the Effective Time (as defined below) the Company shall be merged with and into Parent. Following the Merger, the separate corporate existence of the Company shall cease, and Parent shall continue as the surviving corporation (the "SURVIVING CORPORATION"). For federal income tax purposes, the Merger shall be treated as a reorganization described in Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and any successor thereto (the "CODE").

         Section 1.2 EFFECTIVE TIME. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article V, the Company and Parent shall cause a certificate of merger (the "CERTIFICATE OF MERGER") to be executed, verified and filed with, and delivered to the Secretary of State of the State of New York and the Secretary of State of the State of Delaware, and the parties shall take such other and further actions as may be required by Applicable Law to make the Merger effective. The Merger shall become effective at the later of the time the Certificate of Merger is duly filed with the Secretary of State of the State of New York and the time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties hereto and as specified in the Certificate of Merger (the "EFFECTIVE TIME"). Prior to the filing referred to in this Section 1.2, the closing will be held at the offices of Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022 (or such other place as the parties may agree) for the purpose of confirming all of the foregoing.

         Section 1.3 EFFECTS OF THE MERGER. From and after the Effective Time, the Merger shall have the effects set forth in the NYBCL and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Parent shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Parent shall become the debts, liabilities and duties of the Surviving Corporation.

         Section 1.4 CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION.

         (a) The certificate of incorporation of Parent as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and Applicable Law.

         (b) The by-laws of Parent in effect at the Effective Time shall be the by-laws of the Surviving Corporation until amended in accordance with the provisions thereof, the certificate of incorporation and Applicable Law.

         Section 1.5. DIRECTORS. The directors of Parent immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.

         Section 1.6. OFFICERS. The officers of Parent immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.

         Section 1.7. CONVERSION OF CLASS A SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Class A Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined herein)), shall by virtue of the Merger be canceled and retired and shall be converted into the right to receive, pursuant to Section 2.2, the Merger Consideration, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Class A Share or any replacement certificates representing such Class A Shares as may be obtained from the transfer agent of the Company.

         Section 1.8. CANCELLATION OF PARENT SHARES. At the Effective Time all of the Common Shares (as defined herein) held by Parent shall be cancelled and retired.

         Section 1.9. OPTIONS; STOCK PLANS.

         (a) Prior to the Merger, the Company Board (or, if appropriate any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to accelerate the vesting of all Company Options (as defined below) and to provide for the cancellation, effective at the Effective Time, of all the outstanding Company Options. Such cancellation shall occur without any payment therefor.

         (b) The Company shall take all actions necessary to provide that, effective as of the Effective Time, (i) the Option Plans and the Stand-Alone Options shall be terminated, and (ii) no holder of Company Options or Warrants (as defined below) will have any right to receive any shares of capital stock of the Company or, if applicable, the Surviving Corporation, upon the exercise of any Company Option or Warrant.

         Section 1.10. STOCKHOLDERS' MEETING.

         (a) As required by Applicable Law in order to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with Applicable Law, and provided that this Agreement shall not have been terminated:

             (i) as soon as practicable after the SEC (as defined below) notifies the company that it does not have any other comments to the Company's Proxy Statement (as defined below), duly call, give notice of, convene and hold a special meeting of the Company stockholders (the "SPECIAL MEETING") to be held twenty (20) days after notice thereof is given to the Company's stockholders for the purpose of considering and taking action upon this Agreement;

             (ii) together with Parent, prepare and file with the Securities and Exchange Commission ("SEC") a preliminary proxy statement on Schedule 14A (together with any amendments or supplements thereto, the "PROXY STATEMENT") soliciting Company stockholder approval of the Merger and this Agreement, and use reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with each other, to respond as soon as practicable to any comments made by the SEC with respect to the preliminary Proxy Statement and cause a definitive Proxy Statement, which the parties agree shall comply as to form in all material respects with all Applicable Law, to be mailed to its stockholders at the earliest practicable date following the date hereof;

             (iii) together with Parent, prepare and file with the SEC a
Schedule 13E-3 (together with all amendments thereto, the "SCHEDULE 13E-3"), and use reasonable best efforts to obtain and furnish the information and exhibits required to be included by the SEC in the Schedule 13E-3 and, after consultation with each other, to make any amendment reporting material changes in the information set forth in the Schedule 13E-3 previously filed and to make a final amendment to the Schedule 13E-3 reporting promptly the results of the Merger, which the parties agree shall comply as to form in all material respects with all Applicable Law, to be mailed to the SEC at the earliest practicable date following the date hereof; and

             (iv) include in the Proxy Statement (x) the recommendation of the Special Committee to the Company Board that the Merger is fair to, advisable and in the best interests of the Company's stockholders (other than Parent) and that the Company Board recommend that the stockholders of the Company vote in favor of the approval of the Merger and of this Agreement (y) subject to Section 4.3, the recommendation of the Company Board that the Merger is fair to, advisable and in the best interests of the Company's stockholders (other than Parent) and that the stockholders of the Company vote in favor of the approval of the Merger and of this Agreement; and (z) the Fairness Opinion. The Company represents that, prior to the execution hereof, the Financial Advisor has delivered to the Company Board the Fairness Opinion. The Company further represents and warrants that it has been authorized by the Financial Advisor to reproduce the written Fairness Opinion in full (and only in full), and may also include references to the Fairness Opinion and to the Financial Advisor and its relationship with the Company (in each case in form and substance as the Financial Advisor shall reasonably approve in advance), in any Proxy Statement relating to the transactions contemplated hereby that the Company is required to file or distribute to its stockholders under the Exchange Act or other Applicable Law. Each of the Company and Parent further represents and warrants that it will file such other documentation and take such other actions as are required by Applicable Law to effect the purposes of this Agreement.

         (b) Parent agrees that it (i) will attend the Special Meeting, in person or by proxy, (ii) will vote, or cause to be voted, all Common Shares then owned by it in favor of the approval of the Merger and of this Agreement, (iii) will not sell or transfer, or enter into any agreement to sell or transfer, directly or indirectly, prior to the Effective Time, the Common Shares owned by it as of the date hereof.

         (c) Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, Parent or the Company, as the case may be, shall promptly inform the other of each such occurrence and cooperate in the filing with the SEC and/or mailing to the Company stockholders of such amendment or supplement. Each of the parties agrees that the information provided by it for inclusion in the Proxy Statement or Schedule 13E-3, and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Special Meeting, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any information pertaining to one of the parties or, to such party's knowledge, any of its affiliates or its officers or directors, contained in or omitted from the Proxy Statement or Schedule 13E-3 makes statements contained therein materially false or misleading, such party shall promptly so advise the other parties and provide such other parties with the information necessary to make the statements contained therein not false or misleading. In the event of such advice being given pursuant to the preceding sentence, the Company and Parent shall cooperate to file promptly with the SEC (after reasonable opportunity for Parent and the Company to review and comment thereon) any required amendments or supplements to the Proxy Statement or Schedule 13E-3 and, to the extent required by Applicable Law, disseminate such amendments or supplements to the Company stockholders.

                                   ARTICLE II

                  DISSENTING SHARES; PAYMENT FOR CLASS A SHARES

         Section 2.1. DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, Class A Shares outstanding immediately prior to the Effective Time that are held by stockholders (i) who shall have neither voted for approval and adoption of this Agreement and the Merger and (ii) who shall be entitled to and who shall have demanded properly in writing appraisal for such Class A Shares in accordance with Section 262 of the DGCL ("DISSENTING SHARES"), shall not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such Class A Shares fails to perfect, withdraws or otherwise loses such holder's right to appraisal. If a holder of Dissenting Shares shall withdraw (in accordance with Section 262(k) of the DGCL) his or her demand for such appraisal or shall become ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder's Class A Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration, without interest thereon. The Company shall give Parent prompt notice of any written demands for appraisal received by the Company and the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or offer to settle or settle, or otherwise negotiate, any such demands.

         Section 2.2. PAYMENT FOR CLASS A SHARES.

         (a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as paying agent (the "PAYING AGENT") in effecting the payment of the Merger Consideration in respect of certificates that, immediately prior to the Effective Time, represent Class A Shares (the "CERTIFICATES") entitled to payment of the Merger Consideration pursuant to Section 1.7. At the Effective Time, Parent shall deposit, or cause to be deposited, in trust with the Paying Agent, upon terms (including as to the release of such funds to holders of Class A Shares) reasonably acceptable to the Company, the aggregate Merger Consideration to which holders of Class A Shares shall be entitled at the Effective Time pursuant to Section 1.7.

         (b) Promptly after the Effective Time, the Paying Agent shall mail to each record holder of Certificates a form of letter of transmittal, acceptable to Parent in its sole discretion, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof. Upon the surrender of each such Certificate, together with a duly executed letter of transmittal and any other required documents, including without limitation, a Form W-9, the Paying Agent shall, as soon as practicable, pay the holder of such Certificate an amount equal to the product of (x) the Merger Consideration multiplied by (y) the number of Class A Shares formerly represented by such Certificate, in consideration therefor, and such Certificate shall forthwith be canceled. Until so surrendered, each such Certificate (other than Certificates representing Class A Shares held by Parent, in the treasury of the Company or Dissenting Shares) shall represent solely the right to receive the aggregate Merger Consideration relating thereto. No interest or dividends shall be paid or accrued on the Merger Consideration. If the Merger Consideration (or any portion thereof) is to be delivered to any individual, corporation, trust, association, unincorporated association, estate, partnership, joint venture, limited liability company, Governmental Entity (as defined in Section 3.1(d)) or other legal entity (each, a "PERSON"), other than the Person in whose name the Certificate surrendered is registered, it shall be a condition to such right to receive such Merger Consideration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer, that the signatures on the Certificate shall be properly guaranteed, and that the Person surrendering such Class A Shares shall pay to the Paying Agent any transfer or other Taxes (as defined herein) required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such Taxes have been paid or are not applicable. In the event any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall be required to pay the full Merger Consideration in respect of any Class A Shares represented by such Certificate; however, Parent may require the owner of such lost, stolen or destroyed Certificate to execute and deliver to the Paying Agent a form of affidavit claiming such Certificate to be lost, stolen or destroyed in form and substance reasonably satisfactory to Parent, and the posting by such owner of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against Parent or the Paying Agent.

         (c) Promptly following the date which is 120 days after the Effective Time, the Paying Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the transactions contemplated hereby, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Certificate may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar Applicable Law) receive in consideration therefor the aggregate Merger Consideration relating thereto, without any interest or dividends thereon, except as required under Applicable Law. Notwithstanding the foregoing, none of Parent, the Company or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law. If any

Certificates shall not have been surrendered immediately prior to such date on which any payment pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity, the cash payment in respect of such Certificate shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

         (d) Immediately prior to the Effective Time, the stock transfer books of the Company shall be closed, and, after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Class A Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent, they shall be surrendered and canceled in return for the payment of the aggregate Merger Consideration relating thereto, as provided in this Article II.

         (e) From and after the Effective Time, the holders of Certificates evidencing ownership of Class A Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Class A Shares except as otherwise provided herein or by Applicable Law. Such holders shall have no rights, after the Effective Time, with respect to such Class A Shares except to surrender such Certificates in exchange for the Merger Consideration pursuant to this Agreement or to perfect any rights of appraisal as a holder of Dissenting Shares that such holders may have pursuant to Section 262 of the DGCL.

         (f) Each of Parent, the Paying Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Class A Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, Surviving Corporation or Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Class A Shares in respect of which such deduction and withholding was made by Parent, Surviving Corporation or Paying Agent, as the case may be.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

         Section 3.1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Except as set forth in the disclosure letter delivered to Parent by the Company on or prior to entering into this Agreement (the "COMPANY DISCLOSURE LETTER") or the Company Reports (as defined below), the Company hereby represents and warrants to Parent that:

         (a) ORGANIZATION, GOOD STANDING AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, when taken together with all other such failures, is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect (as defined below). The Company has made available to Parent complete and correct copies of the Company's charter and bylaws, each as amended to date. The Company's charter and bylaws made available are in full force and effect. The Company does not own equity securities of any other entity.

         As used in this Agreement, the term "COMPANY MATERIAL ADVERSE EFFECT" means any change, effect, event, occurrence, state of facts or development that is materially adverse to the business, financial condition or results of operations of the Company; PROVIDED, HOWEVER, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change in the market price or trading volume of Company's stock after the date hereof, or (b) any adverse change, effect, event, occurrence, state of facts or development attributable to the announcement or pendency of the Merger.

         (b) CAPITAL STRUCTURE. (i) The authorized stock of the Company consists of (A) 5,000,000 shares of Series A Preferred Stock, $.01 par value, none of which were outstanding as of the date hereof, (B) 30,000,000 shares of Class A Common Stock, $.01 par value, 7,277,574 of which were outstanding as of the date hereof and (C) 15,000,000 shares of Class B Common Stock, $.01 par value (the Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "COMMON SHARES"), 13,081,500 of which were outstanding as of the date hereof. All of the outstanding Common Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no commitments to issue or deliver Common Shares except that, as of December 31, 2000, there were 1,840,000 shares of Class A Common Stock reserved for issuance pursuant to the Amended and Restated Stock Option Plan for Employees of the Company effective as of July 1, 1999 and amended and restated as of March 16, 2000 and the Amended and Restated Stock Option Plan for Non-Employee Directors of the Company effective as of August 1, 1999 and amended and restated as of March 16, 2000 (jointly, the "OPTION PlanS"), and the Stand-Alone Option Plans (the "STAND-ALONE OPTIONS") identified in Section 3.1(b) of the Company Disclosure Letter (the Stand-Alone Options, together with the Option Plans, the "STOCK PLANS"), and except for shares issuable pursuant to outstanding warrants (the "WARRANTS"). Section 3.1(b) of the Company Disclosure Letter contains a correct and complete list of the Warrants, each outstanding option to purchase Common Shares under the Stock Plans (each a "COMPANY OPTION"), including the holder, date of grant, exercise price and number of Common Shares subject thereto. Except as set forth above, there are no Common Shares authorized, reserved, issued or outstanding and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, registration rights, convertible securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest of the Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter ("VOTING DEBT").

             (ii) The Company does not own, hold or control securities or other interests of any corporation, limited liability company or other entity, which would permit the Company to elect a majority of such entity's board of directors or similar governing body, or otherwise direct the business and policies of such entity.

         (c) CORPORATE AUTHORITY; APPROVAL AND FAIRNESS.

             (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, subject only, if required by Applicable Law, to approval of the Merger by the holders of a majority of the outstanding Common Shares entitled to vote on the Merger (the "COMPANY REQUISITE VOTE"). This Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "BANKRUPTCY AND EQUITY EXCEPTION").

             (ii) The Company Board (A) has duly adopted the plan of merger set forth herein and approved this Agreement and the other transactions contemplated hereby, (B) has declared that the Merger and this Agreement and the other transactions contemplated hereby are fair to, advisable and in the best interests of the Company's stockholders (other than Parent), and (C) has received the Fairness Opinion.

             (iii) The Company Requisite Vote is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the transactions contemplated hereby, including the Merger. No other vote or consent of the stockholders of the Company is required by law, the certificate of incorporation or bylaws of the Company or otherwise in order for the Company to adopt this Agreement or to approve the transactions contemplated hereby, including the Merger.

         (d) GOVERNMENTAL FILINGS; NO VIOLATIONS.

             (i) Other than the filings and/or notices (A) pursuant to Section
1.2 or as set forth in Section 3.1(d) of the Company Disclosure Letter, (B) the Exchange Act (C) to comply with state securities or "blue-sky" laws, and (D) required to be made with the National Association of Securities Dealers, Inc. ("NASD") and other applicable self-regulatory organizations, no material filings, reports or notices are required to be made by the Company with, nor are any material consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any governmental or regulatory authority, agency, commission, body or other governmental entity ("GOVERNMENTAL ENTITY"), for the valid execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby.

             (ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the charter or bylaws of the Company, (B) a breach or violation of, or a default under, the acceleration of any obligations or the creation of a lien, pledge, security interest or other encumbrance on the assets of the Company (with or without notice, lapse of time or both) pursuant to, any Material Contract binding upon the Company (provided, as to consummation, the filings, reports and notices are made, and approvals are obtained, as referred to in Section 3.1(d)(i)) or any Applicable Law or governmental or non-governmental permit, registration, authorization or license to which the Company is subject, or (C) any material change in the rights or obligations of any party under any Material Contract, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Section 3.1(d) of the Company Disclosure Letter sets forth a correct and complete list of all Material Contracts (as defined below) of the Company pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

         (e) COMPANY REPORTS; FINANCIAL STATEMENTS; UNDISCLOSED LIABILITIES.

             (i) The Company has filed all required forms, reports and documents with the SEC under the Securities Act of 1933, as amended (the "SECURITIES ACT") and the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). The Company has delivered or made available to Parent each registration statement, report, proxy statement or information statement prepared by it since December 31, 1999, including the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, in the forms (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively, including any such reports filed with the SEC subsequent to the date hereof, the "COMPANY REPORTS"). As of their respective dates, the Company Reports did not, and any Company Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or will fairly present, the financial position of the Company as of its date and each of the consolidated statements of income and of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or will fairly present, the results of operations, retained earnings and changes in financial position, as the case may be, of the Company for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with accounting principles generally accepted in the United States ("GAAP") consistently applied during the periods involved, except as may be noted therein.

             (ii) As of the date hereof, the Company does not have any liability in excess of $50,000 of the type required to be disclosed on a financial statement prepared in accordance with GAAP without regard to materiality.

         (f) ABSENCE OF CERTAIN CHANGES. Except as disclosed in the Company Reports filed prior to the date hereof, since September 30, 2000 the Company has conducted its business only in, and has not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practice and there has not been (i) any change in the financial condition, operations, properties, business or results of operations of the Company or any development or combination of developments, that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; (ii) any damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company, whether or not covered by insurance, except for such damage, destruction or other casualty loss which, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect; (iii) any material change by the Company in Tax or accounting principles, practices or methods other than as required by GAAP or Applicable Law or as disclosed in the Company Reports filed prior to the date hereof; or
(iv) any declaration, setting aside or payment of any dividend or other distribution in respect of the stock of the Company. Since September 30, 2000, except as provided for herein or as disclosed in the Company Reports filed prior to the date hereof, there has not been any increase in the compensation payable or that would become payable by the Company to officers or key employees of the Company or any amendment of any of the Compensation and Benefit Plans (as defined in Section 3.1(i)) other than increases or amendments in the ordinary course consistent with past practice.

         (g) PROXY STATEMENT. None of the information supplied by the Company in writing for inclusion in the Proxy Statement, Schedule 13E-3 or other filings with the SEC required to effectuate the transactions contemplated by this Agreement will, at the respective times that the Proxy Statement, Schedule 13E-3 or such other filings are filed with the SEC and are first published or sent or given to holders of Common Shares, and in the case of the Proxy Statement, at the time that it or any amendment or supplement thereto is mailed to the Company's stockholders, at the time of the Special Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (h) LITIGATION AND LIABILITIES; NO DEFAULT. Except as disclosed in the Company Reports filed prior to the date hereof, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened in writing against the Company, except for those that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Except as disclosed in Section 3.1(h) of the Company Disclosure Letter, the Company is not in default or violation (and no event has occurred which with or without due notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of its Certificate of Incorporation or By-laws or any order, decree, law, statute or regulation applicable to the Company except for violations, breaches which would not reasonably be expected to have a Company Material Adverse Effect.

         (i) EMPLOYEE BENEFITS. Except in each case, as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect:

             (i) A copy of each material bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, employment, termination, severance, compensation, medical, health, welfare, fringe benefits or other plan, or agreement that covers employees, directors, former employees or former directors of the Company with respect to service for the Company (the "COMPENSATION AND BENEFIT PLANS") and any trust agreement or insurance contract forming a part of any such Compensation and Benefit Plan has been made available to Parent prior to the date hereof. The Compensation and Benefit Plans are listed in Section 3.1(i) of the Company Disclosure Letter.

             (ii) All Compensation and Benefit Plans are in substantial compliance with all Applicable Laws, including the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any regulations and rules promulgated thereunder. There is no pending or, to the knowledge of the Company, threatened legal action, suit, claim or governmental investigation relating to any of the Compensation and Benefit Plans, other than claims for benefits in the ordinary course. The Company has not engaged in a transaction with respect to any Compensation and Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would be reasonably likely to subject the Company to a material Tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

             (iii) None of the Compensation and Benefit Plans is subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code. None of the Company nor any of its respective ERISA Affiliates (as defined below) has, at any time during the last six years, (i) contributed to or been obligated to contribute to any "Multiemployer Plan" within the meaning of Section 4001(a)(3) of ERISA (a "MULTIEMPLOYER PLAN"), or (ii) incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, that has not been satisfied in full. "ERISA AFFILIATE" means, with respect to the Company, any entity, trade or business, that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company, or that is a member of the same "Controlled Group" as the Company pursuant to Section 4001(a)(14) of ERISA.

             (iv) All material contributions required to be made under the terms of any Compensation and Benefit Plan as of the date hereof have been made or have been reflected on the Company's most recent financial statements.

             (v) The Company does not have any obligations for retiree health and life benefits under any Compensation and Benefit Plan, other than benefits mandated under Section 4980B of the Code or by other Applicable Law, or pursuant to individual agreements.

             (vi) The consummation of the Merger and the other transactions contemplated by this Agreement (including as a result of any termination of employment in connection therewith) will not (A) entitle any employee, consultant or director of the Company to any payment (including severance pay or similar compensation) or any increase in compensation, (B) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans, or (C) result in any payment becoming due by Parent or the Company that would be subject to Sections 162(m), 280G or 4999 of the Code.

         (j) LABOR MATTERS. Except, in each case, as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect:

             (i) The Company is not a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to employees of the Company nor are any such employees represented by any labor organization. No labor organization or group of employees of the Company has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Company's knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities involving the Company pending with any labor organization or group of employees of the Company.

             (ii) There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or, to the Company's knowledge, threatened in writing against or involving the Company. There are no unfair labor practice charges, grievances or complaints pending or, to the Company's knowledge, threatened in writing by or on behalf of any employee or group of employees of the Company.

             (iii) There are no complaints, charges or claims against the Company pending with any public or governmental authority, arbitrator or court based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by the Company, of any individual.

             (iv) The Company is in compliance with all laws, regulations and orders relating to the employment of labor, including all such laws, regulations and orders relating to wages, hours, Worker Adjustment and Retraining Notification Act of 1988, as amended ("WARN"), collective bargaining, discrimination, civil rights, safety and health, workers' compensation and the collection and payment of withholding and/or social security taxes and any similar tax except for immaterial non-compliance.

             (v) There has been no "mass layoff" or "plant closing" as defined by WARN with respect to the Company within the six (6) months prior to this Agreement.

         (k) COMPLIANCE WITH APPLICABLE LAWS; PERMITS. Except in each case as is not, individually or in the aggregate, likely to have a Company Material Adverse
Effect:

             (i) the business of the Company has been and is being conducted in compliance in all material respects with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees, arbitration awards, agency requirements, licenses and permits of any Governmental Entity ("APPLICABLE LAWS");

             (ii) all of the material permits, licenses, certificates of authority, orders and approvals of the Company required to permit the Company to conduct its business as presently conducted are in full force and effect and are current and, to the Company's knowledge, no suspension or cancellation of any of them is threatened or is reasonably likely;

             (iii) the Company has not received, since December, 1999, any notification or communication in writing, from any Governmental Entity (A) threatening to revoke or condition the continuation of any material license, franchise, permit, or governmental authorization or (B) restricting or disqualifying their activities (except for restrictions generally imposed by rule, regulation or administrative policy on similarly regulated persons and entities generally); and

             (iv) to the Company's knowledge, no material change is required in the Company's processes, properties or procedures in connection with any Applicable Laws, and the Company has not received any written notice or communication of any material noncompliance with any such Applicable Law that has not been cured as of the date hereof.

         (l) TAKEOVER STATUTES. No restrictive provision of any "fair price," "moratorium," "control share acquisition," "interested shareholder" or other similar anti-takeover statute or regulation (each, a "TAKEOVER STATUTE") (including Section 203 of the DGCL) or any restrictive provision of any applicable anti-takeover provision in the Company's charter and bylaws is, or at the Effective Time will be, applicable to the Company, the Common Shares, the Merger, or the other transactions contemplated by this Agreement.

         (m) TAXES. (i) The Company (A) has or will have filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below), except for any consolidated Tax Returns filed by Parent, and all Tax Returns filed by the Company are or will be complete and accurate in all material respects except for Taxes properly and adequately reserved for on its financial statements in accordance with GAAP; (B) has timely paid all Taxes due and payable by it; (C) has withheld from amounts owing to any employee, creditor or other person all Taxes required by Applicable Law to be withheld and has paid over to the proper governmental authority all such withheld amounts to the extent due and payable, except where the failure to file such Tax Returns or pay or withhold such Taxes or the failure of such Tax Returns to be complete and accurate in all material respects would not be reasonably likely to have a Company Material Adverse Effect and (D) has provided Parent with true and correct information with respect to any consolidated Tax Returns filed by Parent;

             (ii) as of the date hereof, there are not pending or threatened in writing any audits, examinations, investigations, litigation, or other proceedings in respect of income Taxes of the Company;

             (iii) as of the date hereof, no deficiencies for any income Taxes have been proposed, asserted or assessed against the Company, which have not been fully paid or adequately provided for in the appropriate financial statements of the Company;

             (iv) as of the date hereof, no waivers or comparable consents of the time to assess any income Taxes are outstanding, and no power of attorney granted by the Company with respect to any income Taxes is currently in force;

             (v) as of the date hereof, the Company has not agreed to and is not required to make any adjustments under, Section 481(a) of the Code, and is not a party to any Tax allocation, Tax sharing agreement, any closing agreement or similar agreement with any Taxing authority in respect of income Taxes; and

             (vi) as used in this Agreement, (i) the term "TAX" (including, with correlative meaning, the terms "TAXES", and "TAXABLE") includes all federal, state, local and foreign income, profits, premium, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or governmental levies of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term "TAX RETURN" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

         (n) INTELLECTUAL PROPERTY.

             (i) Except (A) as disclosed in Company Reports filed prior to the date hereof, (B) with respect to the Parent Intellectual Property Rights (as defined herein) or (C) as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, to the knowledge of the Company, there are no valid grounds for any bona fide claims (1) to the effect that the distribution, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by the Company, infringes on any copyright, patent, trademark, trade name, service mark or trade secret; (2) against the use by the Company of any Intellectual Property used in the business of the Company as currently conducted or as proposed to be conducted; (3) challenging the ownership, validity or enforceability of any of the Company Intellectual Property Rights or other trade secret material to the Company; or
(4) challenging the license or legally enforceable right to use of Third-Party Intellectual Property Rights (as defined herein) by the Company.

             (ii) Except as disclosed in Company Reports filed prior to the date hereof, the Company has not received any written claims (A) to the effect that the distribution, sale, licensing or use of any product using the Parent Intellectual Property Rights as now used, sold or licensed or proposed for use, sale or license by the Company, infringes on any copyright, patent, trademark, trade name, service mark or trade secret, (B) challenging the ownership, validity or enforceability of any of the Parent Intellectual Property Rights; or
(C) challenging the license or legally enforceable right to use of Parent Intellectual Property Rights by the Company.

             (iii) As used in this Agreement, the term (v) "INTELLECTUAL PROPERTY" means all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials; (x) "THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS" means any third-party patents, trademarks, trade names, service marks and copyrights; (y) "COMPANY INTELLECTUAL PROPERTY RIGHTS" means the patents, registered and material unregistered trademarks, trade names and service marks, registered copyrights, and any applications therefor owned by the Company, all of which are identified in Section 3.1(n) of the Company Disclosure Letter; and
(z) "PARENT INTELLECTUAL PROPERTY RIGHTS" means the patents, registered and material unregistered trademarks, trade names and service marks, registered copyrights, and any applications therefor owned by Parent.

         (o) BROKERS AND FINDERS. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Merger or the other transactions contemplated in this Agreement, except for Houlihan Lokey Howard & Zukin Financial Advisors, Inc. and Paine Webber Incorporated.

         (p) MATERIAL CONTRACTS. All agreements, leases, contracts, notes, mortgages, indentures, arrangements or other obligations, whether written or oral ("CONTRACTS" and individually, a "CONTRACT") of the Company (other than intercompany agreements) that are required to be described in the Company Reports or to be filed as exhibits thereto are described in the Company Reports or filed as exhibits thereto, respectively, and are in full force and effect. The Company has previously made available to Parent true and correct copies of all agreements evidencing material indebtedness (other than intercompany indebtedness) of the Company, in each case including all amendments thereto (together with the Contracts referred to in the first sentence of this paragraph
(p), all other Contracts (other than intercompany agreements) of the Company which would be required to be described in Company Reports entered into after the filing of the most recent Company Report and all other Contracts (other than intercompany agreements) of the Company which have an aggregate consideration of at least $50,000 or a term in excess of 6 months, the "MATERIAL CONTRACTS"). Neither the Company nor, to the knowledge of the Company, any other party is in breach of or in default under any Material Contract except for such breaches and defaults as are not, individually or in the aggregate, reasonably likely to create a liability in excess of $50,000.

         (q) AFFILIATE TRANSACTIONS. Except as disclosed in Section 3.1(q) of the Company Disclosure Letter or as described in the Company Reports filed prior to the date of this Agreement, (i) there are no material obligations or other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) between the Company, on the one hand, and any of its officers or directors or affiliates (other than Parent and any of its officers or directors or affiliates), on the other, (ii) no such officer, director or affiliate (other than Parent and any of its officers or directors or affiliates) provides or causes to be provided any material assets, services or facilities to the Company, (iii) the Company neither provides nor causes to be provided any material assets, services or facilities to any officer, director or affiliate (other than Parent and any of its officers or directors or affiliates) of the Company and (iv) the Company does not have any severance or similar arrangements with any of its officers, directors or employees.

         (r) INSURANCE. Section 3.1(r) of the Company Disclosure Letter sets forth all insurance policies ("INSURANCE POLICIES") maintained by the Company. To the Company's knowledge, all Insurance Policies are in full force and effect.

         Section 3.2. REPRESENTATIONS AND WARRANTIES OF PARENT. Except as set forth in the disclosure letter delivered to the Company by Parent on or prior to entering into this Agreement (the "PARENT DISCLOSURE LETTER"), Parent hereby represents and warrants to the Company that:

         (a) ORGANIZATION, GOOD STANDING AND QUALIFICATION. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing, when taken together with all other such failures, is not, individually or in the aggregate, reasonably likely to have a material adverse effect on Parent.

         (b) CORPORATE AUTHORITY; APPROVAL.

             (i) Parent has all requisite corporate power and authority and has taken all corporate action necessary (including the approval of its shareholders) in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement is a valid and binding agreement of Parent and enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

             (ii) The Board of Directors of Parent has duly adopted the plan of merger set forth herein and approved this Agreement and the other transactions contemplated hereby.

         (c) GOVERNMENTAL FILINGS; NO VIOLATIONS.

             (i) Other than the filings and/or notices (A) pursuant to Section 1.2, (B) under the Exchange Act, (C) to comply with state securities or "blue sky" laws, and (D) required to be made with the NASD, and other applicable self-regulatory organizations, no material filings, reports or notices are required to be made by Parent with, nor are any material consents, registrations, approvals, permits or authorizations required to be obtained by Parent from, any Governmental Entity, for the valid execution and delivery of this Agreement by Parent and the consummation by Parent of the Merger and the other transactions contemplated hereby.

             (ii) The execution, delivery and performance of this Agreement by Parent do not, and the consummation by Parent of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the Certificate of Incorporation or bylaws of Parent, (B) a breach or violation of, or a default under, the acceleration of any obligations or the creation of a lien, pledge, security interest or other encumbrance on the assets of Parent (with or without notice, lapse of time or both) pursuant to, any Material Contract binding upon Parent (provided, as to consummation, the filings, reports and notices are made, and approvals are obtained, as referred to in Section 3.2(e)(i)) or any Applicable Law or governmental or non-governmental permit, registration, authorization or license to which Parent is subject, or (C) any change in the rights or obligations of any party under any Material Contract, except, in the case of clause (B) or (C) above, for breach, violation, default, acceleration, creation or change that is not, individually or in the aggregate, reasonably likely to have a material adverse effect on Parent .

         (d) PROXY STATEMENT. None of the information supplied or to be supplied by Parent in writing for inclusion in the Proxy Statement, Schedule 13E-3 or other filings with the SEC required to effectuate the transactions contemplated by this Agreement will, at the respective times that the Proxy Statement,
Schedule 13E-3 or such other filings are filed with the SEC and are first published or sent or given to holders of Common Shares, and in the case of the Proxy Statement, at the time that it or any amendment or supplement thereto is mailed to the Company's stockholders, at the time of the Special Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (e) BROKERS AND FINDERS. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Merger or the other transactions contemplated in this Agreement.

         (f) MERGER CONSIDERATION. Parent has received a written commitment from VS Investors LLC to contribute capital to Parent prior to the Effective Time in an aggregate amount sufficient to permit Parent to pay the Merger Consideration and the transaction costs related thereto up to a maximum contribution of $10 million, and Parent has or will have sufficient funds available as of the Effective Time to pay the Merger Consideration.

                                   ARTICLE IV

                                    COVENANTS

         Section 4.1. COMPANY INTERIM OPERATIONS. Unless otherwise directed, requested or approved in writing by Parent and except as otherwise expressly contemplated by this Agreement or as disclosed in Section 4.1 of the Company Disclosure Letter, the Company covenants and agrees that, after the date hereof and prior to the Effective Time:

         (a) it shall use its commercially reasonable efforts to conduct its business in the ordinary and usual course; PROVIDED, HOWEVER, it shall pay or settle (i) on or before the Effective Time all of its "outstanding obligations' as of the date hereof, and (ii) all of its "outstanding obligations" incurred from the date hereof through the Effective Time as they come due in accordance with their terms. For purposes of this Section 4.1(a), "outstanding obligations" shall exclude (1) any indirect expenses and upcharges to Parent under the intercompany agreements for calendar year 2001, (2) any salary payments accrued for calendar year 2001 to the President of the Company, (3) any transaction costs related to the Merger, (4) any moving costs related to the relocation of the Company's operations to New Jersey, and (5) in the event that the Company has not received a net amount of $400,000 as reimbursement in connection with the cancellation of the New York City lease prior to the Effective Time, outstanding obligations as of the Effective Time equal to the difference between the amount of the reimbursement actually received by the Company and $400,000;

         (b) it shall not (i) amend its charter or bylaws; (ii) split, combine or reclassify its outstanding shares of stock; (iii) authorize, declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock; or (iv) repurchase, redeem or otherwise acquire shares of its capital stock, except in connection with cashless exercise of Company Options;

         (c) it shall not (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights or agreements of any kind to acquire, any shares of its capital stock of any class or any Voting Debt or any other material property or assets (other than Common Shares issuable pursuant to options outstanding on the date hereof under the Stock Plans and as contemplated by Section 4.7); or (ii) other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any material property or assets or incur or modify any material indebtedness or other liability; or (iii) incur any long-term indebtedness; or
(iv) make any acquisition of, or investment in, assets or stock of any other Person or entity;

         (d) it shall not establish, adopt or enter into, Compensation and Benefit Plans except as may be required by law, or contractual obligations in effect as of the date of this Agreement, or as contemplated by this Agreement;

         (e) it shall not terminate or make any new, or accelerate the vesting or payment of any existing, grants or awards under, or amend or otherwise modify, any Compensation and Benefit Plans except in the ordinary course of business to persons other than officers and directors of the Company consistent with past practice or as may be required by law, or contractual obligations in effect as of the date of this Agreement, or as contemplated by this Agreement;

         (f) it shall not increase the salary, wage, bonus or other compensation of any employees other than normal base wage and base salary increases (but not as to officers and directors of the Company) in the ordinary and usual course of business or increases in connection with promotions in the normal course of business and it shall not enter into any new severance arrangements with its employees;

         (g) it shall not (i) settle or compromise any material claims or litigation; (ii) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations in the ordinary and usual course of business; or (iii) make or change a Tax or accounting principle, practice or method unless required by GAAP or other Applicable Law, make or revoke any Tax election unless required by Applicable Law, or resolve any Tax audit or other similar proceeding;

         (h) it shall not permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated except in the ordinary and usual course of business;

         (i) it shall not enter into any agreement containing any provision or covenant limiting in any material respect the ability of the Company or affiliate to (i) sell any products or services of or to any other person, (ii) engage in any line of business, or (iii) compete with any person; and

         (j) it shall not authorize or enter into an agreement to do any of the foregoing.

         Section 4.2. PARENT INTERIM OPERATIONS. Parent covenants and agrees that, after the date hereof and prior to the Effective Time (unless the Company shall otherwise approve in writing), it shall not take any action that would cause any representation or warranty of Parent herein to become untrue in any material respect, and it shall not authorize or enter into an agreement that would reasonably be expected to have such an effect.

         Section 4.3. ACQUISITION PROPOSALS.

         (a) The Company will not, and shall direct its directors, officers, employees, agents and representatives (including any advisor, investment banker, attorney or accountant retained by it) ("REPRESENTATIVES") not to, directly or indirectly, initiate, solicit, encourage (including by way of furnishing non-public information or assistance) or take any other action intended to facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal (as defined below), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, whether made before or after the date of this Agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; PROVIDED, HOWEVER, that the Company may, and may authorize and permit its employees, agents and Representatives to, furnish or cause to be furnished confidential information and may participate in such negotiations and discussions or take any other action otherwise prohibited by this Section 4.3(a) with any Person (unless such other action is subject to the restrictions of Section 4.3(b), in which case such other action shall only be permitted in accordance with such restrictions) that, after the date hereof, makes an unsolicited written Acquisition Proposal if and only to the extent that (A) the Company Board determines in good faith (after having consulted with outside legal counsel and the Special Committee) that such action is necessary in order for its directors to comply with their fiduciary duties under Applicable Law; (B) prior to taking such action, the Company (x) provides notice to Parent to the effect that it intends to take such action and (y) receives from such Person an executed confidentiality agreement containing terms reasonably acceptable to the Special Committee and (C) such action is taken prior to receipt of the Company Requisite Vote. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement related to an Acquisition Proposal to which it is a party. Notwithstanding the foregoing, nothing contained herein shall prevent the Company from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

         "ACQUISITION PROPOSAL" means any bona fide inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement): (i) any merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction involving the Company; (ii) any sale, lease exchange, mortgage, pledge, transfer or other disposition of the stock or all or substantially all of the assets of the Company; (iii) any tender offer (including a self tender offer) or exchange offer that, if consummated, would result in any Person or group beneficially owning more than 20% of the outstanding Common Shares or the filing of a registration statement under the Securities Act of 1933 in connection with any such proposed exchange offer; (iv) any acquisition of 20% or more of the outstanding Common Shares; or (v) any public announcement by the Company or any third party of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         (b) Except as expressly permitted by this Section 4.3(b), the Company Board shall not approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal. The Company may, however, terminate this Agreement pursuant to Section 6.2(g) if
(i) the Company Board has received a Superior Acquisition Proposal (as defined herein), (ii) in light of such Superior Acquisition Proposal the Company Board has determined in good faith (after having consulted with outside legal counsel and the Special Committee) that it is necessary for the Company Board to terminate this Agreement in order to comply with its fiduciary obligations under Applicable Law, (iii) the Company is in compliance with Sections 4.3(a) and 4.3(b), and (iv) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Acquisition Proposal. "SUPERIOR ACQUISITION PROPOSAL" means any bona fide unsolicited written Acquisition Proposal to acquire all or substantially all of the Common Shares or assets of the Company which the Company Board determines in its good faith judgment (after consultation with the Company's independent financial advisor and the Special Committee) to be on terms superior from a financial point of view to the holders of Common Shares than the transactions contemplated by this Agreement, taking into account all the terms and conditions of such proposal and this Agreement.

         Section 4.4. FILINGS; OTHER ACTIONS; NOTIFICATION.

         (a) The Company and Parent shall cooperate with each other and use all reasonable best efforts to, take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and Applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports, applications and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including (i) contesting any legal proceeding challenging the Merger; and (ii) the execution of any additional instruments necessary to consummate the transactions contemplated hereby. Subject to Applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other with respect to all the information relating to Parent or the Company, as the case may be, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

         (b) The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent or the Company to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

         (c) The Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by Parent or the Company, as the case may be, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement.

         Section 4.5. ACCESS. Upon reasonable notice, and except as may otherwise be required by Applicable Law, the Company shall afford Parent's officers, directors or Representatives access, during normal business hours throughout the period prior to the Effective Time, to the Company's personnel, properties, books, contracts and records (including any Tax Returns and work papers of independent auditors) and, during such period, shall furnish promptly to the other all information concerning the Company's business, properties, personnel, and such other information as may reasonably be requested. No investigation pursuant to this Section 4.5 shall affect or be deemed to modify any representation or warranty made by the Company; PROVIDED, HOWEVER, that the foregoing shall not require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used all reasonable efforts to obtain the consent of such third party to such inspection or disclosure.

         Section 4.6. PUBLICITY; COMMUNICATIONS. Between the date of this Agreement and the Effective Time, except to the extent required by Applicable Laws, (a) neither Parent nor the Company shall issue any press release or public announcement of any kind concerning the Merger or the other transactions contemplated by this Agreement without the prior written consent of the other; and, in the event any such public announcement, release or disclosure is required by Applicable Laws, the parties will consult prior to the making thereof and use their best efforts to agree upon a mutually satisfactory text;
(b) Parent shall not, and shall not permit its Representatives to, communicate with customers, suppliers or employees of the Company or any other Person with whom the Company maintains a similar business or commercial relationship, with respect to the Merger or the other transactions contemplated by this Agreement or with respect to the business or operations of the Company, without the prior written consent of the Company; and (c) Parent shall not communicate with any government official with respect to the Company or the Merger or the other transactions contemplated hereby without the prior written consent of the Company.

         Section 4.7. BENEFITS.

         (a) OPTIONS. Prior to the consummation of the Merger, the Company Board (or, if appropriate, any committee thereof) shall use its reasonable best efforts (including by adopting appropriate resolutions and seeking all consents from optionees) so that immediately prior to the Effective Time, except as may be otherwise agreed by Parent and the holder of any Company Options, the vesting of all Company Options shall be accelerated and all Company Options which are not exercised and are outstanding as of the Effective Time shall be canceled. The Company Board shall use its reasonable best efforts to terminate the Option Plans, the Stand-Alone Options and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company in each case effective immediately prior to the Effective Time.

         (b) EMPLOYEE BENEFITS. For all purposes under the employee benefit plans of Parent and its affiliates providing benefits after the Effective Time, each of the individuals who are, as of the Effective Time, employees of the Company (the "COMPANY EMPLOYEES") shall be credited with his or her years of service with the Company before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Compensation and Benefit Plans, except to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by Parent and its affiliates for the benefit of Company Employees (such plans, collectively, the "NEW PLANS") to the extent coverage under such New Plan replaces coverage under a comparable Compensation and Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the "OLD PLANS"); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

         Section 4.8. EXPENSES. Parent shall pay all costs and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. In furtherance of the foregoing, if the Merger is consummated, the Surviving Corporation shall pay all such costs and expenses incurred by the Company.

         Section 4.9. INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE.

         (a) From and after the Effective Time, Parent agrees that it will, and will cause the Surviving Corporation to indemnify and hold harmless each present and former director (including each member of the Special Committee) and officer of the Company (when acting in such capacity or in any other capacity at the request of or in the course of the performance of his or her duties to the Company, including, without limitation, as a fiduciary of any employee benefit plan in which any employee of the Company participates) determined as of the Effective Time (the "INDEMNIFIED PARTIES") against any and all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law and its charter or bylaws in effect on the date hereof to indemnify such Person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law). In addition, the Surviving Corporation shall, as of the Effective Time, assume all of the Company's obligations under the indemnification agreements executed by the Company and each of the members of the Special Committee and agree to be bound by the terms of such agreements.

         (b) The Surviving Corporation shall maintain a policy of officers' and directors' liability insurance for acts and omissions occurring prior to the Effective Time with coverage in amount and scope at least as favorable as the Company's existing directors' and officers' liability insurance coverage ("D&O INSURANCE") for a period of at least six years after the Effective Time so long as the annual premium therefor is not in excess of 300% of the last annual premium paid prior to the date hereof (the "CURRENT PREMIUM"); PROVIDED, HOWEVER, if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will use all reasonable efforts to obtain D&O Insurance with coverage in amount and scope at least as favorable as the Company's existing directors' and officers' liability insurance coverage for the remainder of such period for a premium not in excess (on an annualized basis) of 300% of the Current Premium or, if the cost of such coverage exceeds 300% of the Current Premium, the maximum amount of coverage that can purchased for 300% of the Current Premium.

         (c) The provisions of this Section 4.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

         Section 4.10. TAKEOVER STATUTE. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

         Section 4.11. EXEMPTION FROM LIABILITY UNDER SECTION 16(B). Parent and the Company shall take all such steps as may be required or reasonably requested to cause the transactions contemplated by this Agreement and any other dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act and the rules and regulations promulgated thereunder, such steps to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP, or as may otherwise be reasonably requested by the Company.

         Section 4.12. TRANSFER TAXES. All stock transfer, real estate transfer, documentary, stamp, recording, sales, use and other similar Taxes (including interest, penalties and additions to any such Taxes) ("TRANSFER TAXES") incurred in connection with the transactions contemplated hereby shall be paid by either Parent or the Surviving Corporation, and the Company shall cooperate with Parent in preparing, executing and filing any Tax Returns with respect to, or qualifying for any exemptions from, such Transfer Taxes.

                                   ARTICLE V

                                   CONDITIONS

         Section 5.1. CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

         (a) STOCKHOLDER APPROVAL. If required by Applicable Law, this Agreement shall have been adopted and the Merger shall have been duly approved by the holders of Common Shares constituting the Company Requisite Vote.

         (b) INJUNCTION OR RESTRAINT. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an "ORDER").

         Section 5.2. FRUSTRATION OF CLOSING CONDITIONS. Neither Parent nor the Company may rely on the failure of any condition set forth in Section 5.1 to be satisfied if such failure was caused by such party's failure to use reasonable best efforts to consummate the transactions contemplated hereby.

         Section 5.3. CONDITIONS TO PARENT'S PERFORMANCE. The obligations of Parent to effectuate the Merger hereunder are subject to the satisfaction of the following conditions precedent.

         (a) TERMINATION MATERIAL ADVERSE EFFECT. There shall not have occurred any changes, events, effects, occurrences, states of fact or developments that, individually or in the aggregate, constituted, or that would reasonably be expected to constitute, a Company Material Adverse Effect, except for continuing losses from operations of the

Company, loss of employees or customers, any change affecting the Company's industry in general or a general downturn of the U.S. economy (a "TERMINATION MATERIAL ADVERSE EFFECT").

         (b) CONSENTS AND APPROVALS. Parent shall have received all necessary approvals, consents and waivers, satisfactory to Parent in its sole discretion, required under its material contracts (including, without limitation, its Credit Agreement dated May 15, 1997 and Note and Warrant Purchase Agreement dated May 15, 1997) to permit the Merger and the transactions contemplated hereby.

                                   ARTICLE VI

                                   TERMINATION

         Section 6.1. TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in Section 5.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

         Section 6.2. TERMINATION BY EITHER PARENT OR THE COMPANY. This Agreement may be terminated and the Merger may be abandoned:

         (a) by action of the Board of Directors of either Parent or the Company if the Merger has not occurred on or prior to April 12, 2001 (the "TERMINATION DATE"); PROVIDED, HOWEVER, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have contributed to the occurrence of the failure of the Merger to be consummated prior to the Termination Date;

         (b) by action of the Board of Directors of either Parent or the Company if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable;

         (c) by action of the Board of Directors of Parent if the Company Board shall have withdrawn, changed or modified (including by amendment of its Schedule 14A), in any such case in a manner adverse to Parent, its approval or recommendation contemplated by Section 4.3(a); PROVIDED, HOWEVER, that any public statement by the Company that (A) it has received an Acquisition Proposal or otherwise taken any action permitted by Section 4.3(a) or (B) otherwise describing the operation of the provisions of this Agreement relating to an Acquisition Proposal, termination, the Company Board's approval or recommendation of this Agreement or the transactions contemplated hereby, shall not, in and of themselves, be deemed to be a public proposal to withdraw, change or modify the Company Board's approval or recommendation for the purposes of this clause (c);

         (d) by action of the Board of Directors of Parent, in the event of either:

             (i) a breach by the Company of any representation or warranty made herein by the Company as of the date hereof (determined without giving effect to any qualifications as to "Company Material Adverse Effect" contained in such representation or warranty) which breach, individually or together with all other breaches of representations and warranties made by the Company as of the date hereof, involves a liability or liabilities, or results in or could reasonably be expected to result in losses, damages, liabilities or diminution in value of the Company, in excess of $350,000.

             (ii) a breach by the Company of any representation or warranty made herein by the Company as of the Effective Time (determined without giving effect to any qualifications as to "Company Material Adverse Effect," "material adverse effect," "material" or similar qualifications contained in such representation or warranty), which breach would, individually or together with all other breaches of representations and warranties made by the Company as of the Effective Date, be reasonably likely to have a Termination Material Adverse Effect;

             (iii) a breach by the Company of any of its covenants or agreements contained in Sections 4.1 through 4.5 or Sections 4.7 through 4.12, which breach cannot be or has not been cured within 20 days after the giving of written notice to the Company; or

             (iv) a material breach by the Company of any of its covenants or agreements contained herein (other than Sections 4.1 through 4.5 and Sections
4.7 through 4.12), which breach cannot be or has not been cured within 20 days after the giving of written notice to the Company;

         (e) by action of the Board of Directors of Parent, if the number of Dissenting Shares equals or exceeds five percent (5%) of the issued and outstanding stock of the Company;

         (f) by action of the Company Board, in the event of either (x) a breach by Parent of any representation or warranty made herein by Parent (determined without giving effect to any qualifications as to "material adverse effect," "material" or similar qualifications contained in such representation or warranty) which breach would, individually or in the aggregate, be reasonably likely to have a material adverse effect on Parent; or (y) a breach by Parent of any of its covenants or agreements contained herein, which breach cannot be or has not been cured within 20 days after the giving of written notice to Parent; or

         (g) by action of the Company Board, in accordance with all the requirements of Section 4.3(b).

         Section 6.3. EFFECT OF TERMINATION AND ABANDONMENT. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this
Article VI, this Agreement (other than as set forth in Section 7.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); PROVIDED, HOWEVER, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

         Section 6.4. TERMINATION DECISIONS BY THE COMPANY. Any determination or action by the Company Board to terminate this Agreement pursuant to this Article VI shall be made only upon the recommendation of the Special Committee.

                                  ARTICLE VII

                                  MISCELLANEOUS

         Section 7.1. SURVIVAL. This Article VII and the agreements of the Company and Parent contained in Section 4.9 (Indemnification; Directors' and Officers' Insurance) shall survive the consummation of the Merger. This Article VII, the agreements of the Company and Parent contained in Section 4.8 (Expenses) and Section 6.3 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

         Section 7.2. MODIFICATION OR AMENDMENT. Subject to the provisions of Applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; PROVIDED, HOWEVER, that any modification or amendment hereto shall have been approved by the Special Committee.

         Section 7.3. WAIVER OF CONDITIONS. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by Applicable Law; PROVIDED, HOWEVER, that any waiver by the Company shall have been approved by the Special Committee.

         Section 7.4. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

         Section 7.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

         (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section
7.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

         (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5.

         Section 7.6. NOTICES. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

                           if to Parent:

                           Vitamin Shoppe Industries Inc.
                           4700 Westside Avenue
                           North Bergen, New Jersey  07047

                           with a copy to:

                           Paul, Hastings, Janofsky & Walker LLP
                           399 Park Avenue
                           New York, New York  10022
                           Attention:  Thomas L. Fairfield, Esq.
                           Facsimile: (212) 319-4090

                           and a copy to:

                           FdG Associates
                           299 Park Avenue, 16th Floor
                           New York, New York  10171
                           Attention:  Howard Romanow
                           Facsimile: (212) 940-6803
                           if to the Company:

                           VitaminShoppe.com, Inc.
                           444 Madison Avenue, Suite 802
                           New York, New York  10022

                           with a copy to:

                           Kaye, Scholer, Fierman, Hays & Handler, LLP
                           425 Park Avenue
                           New York, New York  10022
                           Attention:  Nancy E. Fuchs, Esq.
                           Facsimile: (212) 836-7246

                           and a copy to:

                           VitaminShoppe.com, Inc.
                           Special Committee
                           c/o Whitney & Co.
                           177 Broad Street, 15th Floor
                           Stamford, CT  06901
                           Attention:  Paul R. Vigano
                           Facsimile:  (203) 973-1422

                           and a copy to:

                           Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                           New York, New York  10019-6064
                           Attention:  Judith R. Thoyer, Esq.
                           Facsimile:  (212) 757-3990

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above.

         Section 7.7. ENTIRE AGREEMENT; NO OTHER REPRESENTATIONS. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

         Section 7.8. NO THIRD PARTY BENEFICIARIES. Except as provided in
Section 4.9 (Indemnification; Directors' and Officers' Insurance), this Agreement is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder.

         Section 7.9. INTERPRETATION. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this

Agreement is made to a Section, Article or Exhibit, such reference shall be to a Section or Article of or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

         Section 7.10. ASSIGNMENT. This Agreement shall not be assignable by operation of law or otherwise; PROVIDED, HOWEVER, that Parent may assign this Agreement to any wholly owned, direct or indirect subsidiary of Parent which agrees in writing to be bound by all of the terms and conditions hereof and to assume all of Parent's obligations hereunder; PROVIDED, FURTHER, that no such permitted assignment shall relieve the assigning party of its obligations hereunder, and PROVIDED, FURTHER, that no assignment shall be permissible if it would adversely affect or cause any delay in the consummation of the transactions contemplated hereby.


                            (SIGNATURE PAGE FOLLOWS)

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

                                         VITAMINSHOPPE.COM, INC.



                                         By: /s/ Ann M. Sardini
                                             -----------------------------------
                                             Name:  Ann M. Sardini
                                             Title: Chief Financial Officer,
                                                    Secretary and Treasurer



                                         VITAMIN SHOPPE INDUSTRIES, INC.



                                         By: /s/ Jeffrey J. Horowitz
                                             -----------------------------------
                                             Name:  Jeffrey J. Horowitz
                                             Title: Chairman











                [Signature Page for Agreement and Plan of Merger]

                                                                         ANNEX B

January 10, 2001

Special Committee of the
   Board of Directors of VitaminShoppe.com, Inc.
c/o Whitney & Co.
177 Broad Street
Stamford, CT 06901

Dear Special Committee:

We understand that VitaminShoppe.com, Inc. (the "Company") intends to enter into a business combination transaction with Vitamin Shoppe Industries Inc. ("VSI"), whereby the Company would merge with and into VSI. Currently, through its ownership of all of the Company's Class B common stock, VSI has an approximate 64 percent ownership stake in the Company, with the remaining approximate 36 percent owned by the public. Pursuant to the terms of the proposed transaction, all of the holders of shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of the Company would receive $1.00 per share payable in cash. We understand that these shares constitute all of the shares of the Company that VSI does not currently own. Such transaction and all related transactions are referred to collectively herein as the "Transaction."

You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not advised you with respect to alternatives to the Transaction.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1. met with certain members of the senior management of the Company to discuss the operations, financial condition, prior efforts to sell the Company, future prospects and projected operations and performance of the Company;

     2.   visited the Company's headquarters and business offices;

     3. reviewed the Company's annual reports to shareholders and on Form 10-K for the fiscal years ended December 31, 1998 and 1999 and quarterly reports on Form 10-Q for the three quarters ended September 30, 1999 and 2000, and Company-prepared draft interim financial statements

The Special Committee of Board of Directors of VitaminShoppe.com, Inc.
January 10, 2001                                                           -2-

          for the eleven month period ended November 30, 2000, which the Company's management has identified as being the most current financial statements available;

     4. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended December 31, 2000 through 2001;

     5. reviewed copies of certain Intercompany Agreements between the Company and VSI from the Form S-1 Registration Statement filed on October 1, 1999, including:

          o Trademark License Agreement dated July 1, 1999 by and between the Company and VSI;

          o Supply and Fulfillment Agreement dated July 1, 1999 by and between the Company and VSI;

          o Co-Marketing Agreement dated July 1, 1999 by and between the Company and VSI;

          o Administrative Services Agreement dated July 1, 1999 by and between the Company and VSI;

          o Database Agreement dated July 1, 1999 by and between the Company and VSI;

          o Intercompany Indemnification Agreement dated July 1, 1999 by and between the Company and VSI; and

          o Tax Allocation Agreement dated July 1, 1999 by and between the Company and VSI and any other corporation that shall become party to such Agreement in accordance with its terms, for taxable years commencing on and after January 1, 1999;

     6.   reviewed Schedule 13-D, filed on behalf of VSI on December 20, 2000;

     7. reviewed certain documents related to the Transaction, including the January 9, 2001 draft of the Agreement and Plan of Merger between the Company and VSI;

     8. discussed certain matters with Paul, Weiss, Rifkind, Wharton & Garrison, legal counsel to the Special Committee of the Board of Directors of the Company;

     9. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

     10. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

     11. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any

The Special Committee of Board of Directors of VitaminShoppe.com, Inc.
January 10, 2001                                                           -3-


physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the holders of the Class A Common Stock in connection with the Transaction is fair to such holders from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL

/s/ Houlihan Lokey Howard & Zukin Capital


6598/12123

                                                                         ANNEX C

January 10, 2001

The Board of Directors of VitaminShoppe.com, Inc.
444 Madison Avenue
Suite 802
New York, NY 10022

Dear Board of Directors:

We understand that VitaminShoppe.com, Inc. (the "Company") intends to enter into a business combination transaction with Vitamin Shoppe Industries Inc. ("VSI"), whereby the Company would merge with and into VSI. Currently, through its ownership of all of the Company's Class B common stock, VSI has an approximate 64 percent ownership stake in the Company, with the remaining approximate 36 percent owned by the public. Pursuant to the terms of the proposed transaction, all of the holders of shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of the Company would receive $1.00 per share payable in cash. We understand that these shares constitute all of the shares of the Company that VSI does not currently own. Such transaction and all related transactions are referred to collectively herein as the "Transaction."

You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not advised you with respect to alternatives to the Transaction.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1. met with certain members of the senior management of the Company to discuss the operations, financial condition, prior efforts to sell the Company, future prospects and projected operations and performance of the Company;

     2.   visited the Company's headquarters and business offices;

     3. reviewed the Company's annual reports to shareholders and on Form 10-K for the fiscal years ended December 31, 1998 and 1999 and quarterly reports on Form 10-Q for the three quarters ended September 30, 1999 and 2000, and Company-prepared draft interim financial statements for the eleven month period ended November 30, 2000, which the Company's management has identified as being the most current financial statements available;

The Board of Directors of VitaminShoppe.com, Inc.
January 10, 2001                                                          - 2 -


     4. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended December 31, 2000 through 2001;

     5. reviewed copies of certain Intercompany Agreements between the Company and VSI from the Form S-1 Registration Statement filed on October 1, 1999, including:

          o Trademark License Agreement dated July 1, 1999 by and between the Company and VSI;

          o Supply and Fulfillment Agreement dated July 1, 1999 by and between the Company and VSI;

          o Co-Marketing Agreement dated July 1, 1999 by and between the Company and VSI;

          o Administrative Services Agreement dated July 1, 1999 by and between the Company and VSI;

          o Database Agreement dated July 1, 1999 by and between the Company and VSI;

          o Intercompany Indemnification Agreement dated July 1, 1999 by and between the Company and VSI; and

          o Tax Allocation Agreement dated July 1, 1999 by and between the Company and VSI and any other corporation that shall become party to such Agreement in accordance with its terms, for taxable years commencing on and after January 1, 1999;

     6.   reviewed Schedule 13-D, filed on behalf of VSI on December 20, 2000;

     7. reviewed certain documents related to the Transaction, including the January 9, 2001 draft of the Agreement and Plan of Merger between the Company and VSI;

     8. discussed certain matters with Paul, Weiss, Rifkind, Wharton & Garrison, legal counsel to the Special Committee of the Board of Directors of the Company;

     9. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

     10. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

     11. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our

The Board of Directors of VitaminShoppe.com, Inc.
January 10, 2001                                                          - 3 -


opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the holders of the Class A Common Stock in connection with the Transaction is fair to such holders from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL

/s/ Houlihan Lokey Howard & Zukin Capital

6598/12123

                                                                         ANNEX D

                        DELAWARE GENERAL CORPORATION LAW



(section) 262. Appraisal rights

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (section) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (section) 251 (other than a merger effected pursuant to (section) 251(g) of this title), (section) 252, (section) 254, (section) 257, (section) 258, (section) 263 or (section) 264 of this title:

         (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (section) 251 of this title.

         (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (section) (section) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

         a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

         b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

         c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

         d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

         (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (section) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

         (d) Appraisal rights shall be perfected as follows:

         (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

         (2) If the merger or consolidation was approved pursuant to (section) 228 or (section) 253 of this title, each consitutent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constitutent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
(i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.